     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 1997


                                                      REGISTRATION NO. 333-32369

================================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             NEENAH FOUNDRY COMPANY

                          HARTLEY CONTROLS CORPORATION
                             NEENAH TRANSPORT, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             WISCONSIN                              3321                             39-1580331
             WISCONSIN                              3321                             39-0842568
             WISCONSIN                              3321                             39-1378433
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)             IDENTIFICATION NO.)

                          2121 BROOKS AVENUE, BOX 729,
                            NEENAH, WISCONSIN 54927
                                 (414) 725-7000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               C/O GARY W. LACHEY
               VICE PRESIDENT -- FINANCE, TREASURER AND SECRETARY
                             NEENAH FOUNDRY COMPANY
                          2121 BROOKS AVENUE, BOX 729,
                            NEENAH, WISCONSIN 54927
                                 (414) 725-7000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                    COPY TO:
                                 LANCE C. BALK
                                KIRKLAND & ELLIS
                              153 EAST 53RD STREET
                         NEW YORK, NEW YORK 10022-4675
                           TELEPHONE: (212) 446-4800
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this
Registration Statement becomes effective.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE
================================================================================

                                                                           PROPOSED         PROPOSED
                                                           AMOUNT           MAXIMUM          MAXIMUM         AMOUNT OF
                TITLE OF EACH CLASS OF                      TO BE       OFFERING PRICE      AGGREGATE      REGISTRATION
             SECURITIES TO BE REGISTERED                 REGISTERED       PER UNIT(1)   OFFERING PRICE(1)        FEE
--------------------------------------------------------------------------------------------------------------------------
Neenah Foundry Company's 11 1/8% Senior Subordinated
  Notes due 2007, Series D............................    $45,000,000      $1,057.50       $47,587,500      $14,420.45
Hartley Controls Corporation's Guarantee of 11 1/8%
  Senior Subordinated Notes due 2007, Series D........         *               *                *              None
Neenah Transport, Inc.'s Guarantee of 11 1/8% Senior
  Subordinated Notes due 2007, Series D...............         *               *                *              None
==========================================================================================================================

 *  Not applicable
(1) Estimated solely for the purpose of calculating the registration fee.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(b) OF REGULATION S-K
                 SHOWING LOCATION IN PROSPECTUS OF INFORMATION
                    REQUIRED BY ITEMS OF PART I OF FORM S-4

                REGISTRATION STATEMENT
                ITEM NUMBER AND CAPTION                 CAPTION OR LOCATION IN PROSPECTUS
      -------------------------------------------  -------------------------------------------
  1.  Forepart of Registration Statement and
      Outside Front Cover Page of Prospectus.....  Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus..............................  Inside Front Cover Page; Outside Back Cover
                                                   Page
  3.  Risk Factors, Ratio of Earnings to Fixed
      Charges and Other Information..............  Prospectus Summary; The Company; Risk
                                                   Factors; Unaudited Pro Forma Consolidated
                                                   Financial Information; Selected
                                                   Consolidated Financial and Other Data
  4.  Terms of the Transaction...................  Outside Front Cover Page; Prospectus
                                                   Summary; The Exchange Offer; Description of
                                                   Exchange Notes; Certain Federal Income Tax
                                                   Consequences
  5.  Pro Forma Financial Information............  Unaudited Pro Forma Consolidated Financial
                                                   Information
  6.  Material Contracts with the Company Being
      Acquired...................................  Inapplicable
  7.  Additional Information Required............  Inapplicable
  8.  Interests of Named Experts and Counsel.....  Legal Matters; Experts
  9.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities................................  Inapplicable
 10.  Information with Respect to S-3
      Registrants................................  Inapplicable
 11.  Incorporation of Certain Information by
      Reference..................................  Inapplicable
 12.  Information with Respect to S-3 or S-2
      Registrants................................  Inapplicable
 13.  Incorporation of Certain Information by
      Reference..................................  Inapplicable
 14.  Information with Respect to Registrants
      other than S-3 or S-2 Registrants..........  Outside Front Cover Page; Prospectus
                                                   Summary; Risk Factors; Use of Proceeds; The
                                                   Transactions; Capitalization; Unaudited Pro
                                                   Forma Consolidated Financial Information;
                                                   Selected Consolidated Financial and Other
                                                   Data; Management's Discussion and Analysis
                                                   of Financial Condition and Results of
                                                   Operations; Industry; Business; Management;
                                                   Security Ownership; Certain Relationships
                                                   and Related Transactions; Description of
                                                   Credit Agreement

                REGISTRATION STATEMENT
                ITEM NUMBER AND CAPTION                 CAPTION OR LOCATION IN PROSPECTUS
      -------------------------------------------  -------------------------------------------
 15.  Information with Respect to S-3 Companies..  Inapplicable
 16.  Information with Respect to S-3 or S-2
      Companies..................................  Inapplicable
 17.  Information with Respect to Companies Other
      Than S-3 or S-2 Companies..................  Inapplicable
 18.  Information if Proxies, Consents or
      Authorizations are to be Solicited.........  Inapplicable
 19.  Information if Proxies, Consents or
      Authorizations are not to be Solicited or
      in an Exchange Offer.......................  Management; Security Ownership; Certain
                                                   Relationships and Related Transactions

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under securities laws of any such State.


                  SUBJECT TO COMPLETION, DATED AUGUST   , 1997


PRELIMINARY PROSPECTUS
OFFER FOR ALL OUTSTANDING 11 1/8% SERIES C SENIOR SUBORDINATED NOTES DUE 2007 IN EXCHANGE FOR 11 1/8% SERIES D SENIOR SUBORDINATED NOTES DUE 2007 OF

NEENAH FOUNDRY COMPANY

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M.,
NEW YORK CITY TIME ON                , 1997 UNLESS EXTENDED

NEENAH FOUNDRY COMPANY, a Wisconsin corporation (the "Company"), hereby offers to exchange an aggregate principal amount of up to $45,000,000 of its 11 1/8% Series D Senior Subordinated Notes due 2007 (the "New Notes") for a like principal amount of its 11 1/8% Series C Senior Subordinated Notes due 2007 (the "Old Notes", and together with the "New Notes", the "Notes") outstanding on the date hereof upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"). The New Notes and the Old Notes are collectively hereafter referred to as the "Notes." The terms of the New Notes are identical in all material respects to those of the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes. The New Notes will be issued pursuant to, and entitled to the benefits of, the Indenture (as defined) governing the Old Notes. The New Notes will be unsecured and will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company. The New Notes will rank pari passu with any future Senior Subordinated Indebtedness (as defined) of the Company and will rank senior to all subordinated indebtedness of the Company. The New Notes will be fully and unconditionally guaranteed on a joint and several basis (the "Subsidiary Guaranties") by each of the Company's principal operating subsidiaries, Hartley Controls Corporation ("Hartley Controls") and Neenah Transport, Inc. ("Neenah Transport") (collectively, the "Guarantor Subsidiaries"). The Company will derive some of its operating income and cash flow from its subsidiaries. The Guarantor Subsidiaries guarantee the Senior Bank Facilities (as defined) and are jointly and severally liable on a senior basis with the Company for all obligations thereunder. Such obligations are secured by pledges of all the capital stock of the Guarantor Subsidiaries and security interests in, or liens on, substantially all other tangible and intangible assets located in the United States of the Guarantor Subsidiaries. See "Description of Senior Bank Facilities" and "Description of Notes." As of July 1, 1997, on a pro forma basis, after giving effect to the Transactions (as defined), the Refinancing (as defined) and the application of proceeds therefrom, the Company and the Guarantor Subsidiaries would have had outstanding $0.1 million (excluding $0.6 million of outstanding letters of credit) aggregate amount of Senior Indebtedness (all of which is Secured Indebtedness (as defined)), $197.6 million aggregate principal amount of Senior Subordinated Indebtedness including the indebtedness represented by the Notes and no indebtedness that is subordinate or junior in right of payment to the Senior Subordinated Indebtedness.

The New Notes are being offered hereunder in order to satisfy certain obligations of the Company and the Guarantor Subsidiaries contained in the Exchange and Registration Rights Agreement dated July 1, 1997 (the "Registration Rights Agreement"), among the Company, the Guarantor Subsidiaries and Chase Securities Inc. (the "Initial Purchaser"), with respect to the initial sale of the Old Notes.

The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date (as defined) for the Exchange Offer. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes with respect to the Exchange Offer, the Company will promptly return such Old Notes to the holders thereof. See "The Exchange Offer."

Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes the New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes. See "The Exchange Offer -- Certain Conditions to the Exchange Offer." Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivery of a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus, as it may be amended or supplemented from time to time may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Each of the Company and the Guarantor Subsidiaries has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

--------------------------------------------------------------------------------

Prior to the Exchange Offer, there has been no public market for the Old Notes. If a market for the New Notes should develop, such New Notes could trade at a discount from their principal amount. The Company currently does not intend to list the New Notes on any securities exchange or to seek approval for quotation through any automated quotation system and no active public market for the New Notes is currently anticipated. There can be no assurance that any public market for the New Notes will develop.

The Exchange Offer is not conditioned upon any minimum principal amount of Old Notes being tendered for exchange pursuant to the Exchange Offer.

SEE "RISK FACTORS" COMMENCING ON PAGE 15 FOR A DISCUSSION OF CERTAIN FACTORS THAT HOLDERS OF OLD NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.

--------------------------------------------------------------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS PROSPECTUS IS             , 1997.

                             AVAILABLE INFORMATION

     The Company and the Guarantor Subsidiaries have filed with the Commission a Registration Statement on Form S-4 (the "Exchange Offer Registration Statement", which term shall encompass all amendments, exhibits, annexes and schedules thereto) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, covering the New Notes being offered hereby. This Prospectus does not contain all the information set forth in the Exchange Offer Registration Statement. For further information with respect to the Company, the Guarantor Subsidiaries and the Exchange Offer, reference is made to the Exchange Offer Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Exchange Offer Registration Statement, reference is made to the exhibit for a more complete description of the document or matter involved, and each such statement shall be deemed qualified in its entirety by such reference. The Exchange Offer Registration Statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such Web site is: http://www.sec.gov.

     As a result of the Exchange Offer, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith will be required to file periodic reports and other information with the Commission. The obligation of the Company to file periodic reports and other information with the Commission will be suspended if the New Notes are held of record by fewer than 300 holders as of the beginning of any fiscal year of the Company other than the fiscal year in which the Exchange Offer Registration Statement is declared effective. The Company will nevertheless be required to continue to file reports with the Commission if the New Notes are listed on a national securities exchange. In the event the Company ceases to be subject to the informational requirements of the Exchange Act, the Company will be required under the Indenture to continue to file with the Commission the annual and quarterly reports, information, documents or other reports, including, without limitation, reports on Forms 10-K, 10-Q and 8-K, which would be required pursuant to the informational requirements of the Exchange Act. Under the Indenture, the Company shall file with the Trustee annual, quarterly and other reports after it files such reports with the Commission. Annual reports delivered to the Trustee and the holders of New Notes will contain financial information that has been examined and reported upon, with an opinion expressed by an independent public accountant. The Company will also furnish such other reports as may be required by law.

     Information contained in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or other similar terminology, or by discussions of strategy. The Company's actual results could differ materially from those anticipated by any such forward-looking statements as a result of certain factors, including those set forth under the "Risk Factors" beginning on page 15 and elsewhere in this Prospectus.
                            ------------------------

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes thereto included elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. Unless otherwise indicated in this Prospectus, all market share percentages are based on industry information compiled by Georgetown Economic Services, an independent market research firm that compiles information on behalf of the foundry industry. Unless otherwise stated in this Prospectus or unless the context otherwise requires, references herein to the "Company" are (i) to Neenah Corporation and its subsidiaries, Neenah Foundry Company, Hartley Controls Corporation and Neenah Transport, Inc., for periods prior to the Merger (ii) to Neenah Corporation, as the surviving entity in the Merger, and its subsidiaries, for the period from the Merger to July 1, 1997 and (iii) to Neenah Foundry Company and its subsidiaries for periods thereafter. Neenah Corporation was a Wisconsin corporation organized in 1987 as a holding company for its operating subsidiaries. The Company's fiscal year ends on March 31, and unless otherwise indicated all annual references herein refer to such fiscal year.

                                  THE COMPANY

OVERVIEW

     The Company, founded in 1872, is one of the largest manufacturers of a wide range of high quality ductile and gray iron castings for the heavy municipal market and selected segments of the industrial market. The Company believes it is the largest manufacturer of heavy municipal iron castings in the United States with approximately a 19% market share in calendar year 1996. The Company's broad range of heavy municipal iron castings includes manhole covers and frames, storm sewer frames and grates, heavy duty airport castings, specialized trench drain castings, specialty flood control castings and ornamental tree grates. These municipal castings are sold throughout the United States to state and local government entities, utility companies, precast concrete manhole structure producers and contractors for both new construction and infrastructure replacement. The municipal market generated approximately 43% of the Company's 1997 net sales. The Company believes it is also a leading manufacturer of a wide range of complex industrial castings, including castings for medium- and heavy-duty truck drive line components, a broad range of castings for the farm equipment industry and specific components for compressors used in heating, ventilation and air conditioning systems ("HVAC"). The industrial market generated approximately 53% of the Company's 1997 net sales. In addition, the Company engineers, manufactures and sells customized sand control systems and related products, which are an essential part of the casting process, to other iron foundries. Sales of these sand control systems and related products represented approximately 4% of the Company's 1997 net sales.

     The Company currently operates two modern foundries with an annual aggregate rated capacity of approximately 187,000 tons at a single site in Neenah, Wisconsin. Since 1985, the Company has invested approximately $100 million in its production facilities, with approximately $73 million invested in a major plant modernization program from 1985 to 1990. This plant modernization program was a critical part of a long-term strategy to produce higher volume, value-added castings for its existing industrial customers and to penetrate other selected segments of the industrial market, while preserving its position as the leader in the heavy municipal market. This modernization program entailed the closing of the Company's oldest foundry, Plant 1, and the updating of the Company's other two foundries, Plants 2 and 3, which enabled the Company both to produce higher volume, complex castings for selected industrial segments and to improve the Company's cost position in the heavy municipal market. Following the completion of the modernization program, the Company has steadily decreased its production of lower margin products such as axle covers and brake drums and increased the production of higher margin, more complex parts such as transmission and axle housings. As a result of this strategy, the Company's ongoing improvements in its manufacturing process and increased demand for medium- and heavy-duty truck components, net sales and EBITDA (as defined) have increased substantially. From 1992 to 1997, net sales have grown from $116.5 million to $165.4 million, representing a compound annual growth rate of 7.3%, and EBITDA has grown from $13.4 million to $38.0 million during the same period, representing a compound annual growth rate of 23.2%.

COMPETITIVE ADVANTAGES

     The Company believes it benefits from the following competitive advantages, which have enabled it to increase sales and operating profitability and to maintain its position as one of the leaders in the iron casting industry.

     Leading Market Position. The Company believes it is the largest manufacturer of heavy municipal iron castings in the United States with approximately a 19% market share in calendar year 1995. Furthermore, the Company, which has produced municipal castings for over 70 years has, according to its estimates, over a 50% market share in nine of the top ten states in which the Company sells heavy municipal castings. Sales in those states represented approximately 69% of the Company's municipal sales in 1997. The Company believes it is also one of the largest manufacturers of iron castings for selected segments of the industrial market, including the medium-and heavy-duty truck and farm equipment segments. The Company is the sole sourced supplier for over 85% of the industrial products it produces and has multi-year arrangements with certain of its largest customers. The Company believes it can continue to capitalize on its strong market position to generate additional revenues and realize economies of scale, thereby increasing margins and earnings.

     Low Cost Structure. As a result of its size, significant investment in equipment and technology and focus on improving efficiency, the Company believes it possesses a highly competitive cost structure. Since 1985, the Company has invested approximately $100 million in its production facilities, with approximately $73 million invested in plant modernization and new equipment from 1985 to 1990. These investments, combined with the Company's ongoing improvements to its manufacturing process, have substantially increased efficiency and manufacturing productivity. From 1992 to 1997, the Company reduced its scrap rate from 3.5% to 2.0%, which the Company believes is one of the lowest scrap rates in the industry. During the same period, the Company reduced its employee hours per ton by approximately 40% from 14.8 to 9.0, while improving product quality levels and producing higher margin, more complex parts.

     Broad Product Offering. The Company carries a broad range of products, offering more than 4,400 patterns that can produce over 20,000 part combinations for the heavy municipal market, and more than 350 patterns for the industrial market. The Company believes its municipal catalog offers the largest castings selection of any foundry serving the heavy municipal market. This extensive product offering, which includes hundreds of one-of-a-kind specialty items, enables the Company to compete throughout the United States and provide a substantial number of the many types of municipal castings required for individual projects. Heavy municipal castings are manufactured from Company-owned patterns which have been appraised by independent appraisers to have a value in excess of $22 million. Additionally, the Company's extensive and growing offering of complex industrial castings enables it to more effectively service its customers' increasing needs for highly engineered cast parts and often positions the Company as the sole source of supply to original equipment manufacturers ("OEMs") and their first tier suppliers. The Company's broad industrial product offering and its recognized casting engineering expertise have become increasingly important as large industrial customers seek to reduce the number of suppliers with whom they conduct business.

     Strong, Diverse Customer Relationships. The Company continually focuses on establishing and maintaining strong relationships with its customers. In the heavy municipal market, the Company currently sells to over 17,000 active customers in all 50 states, with the majority of its sales concentrated in the midwestern states. The Company believes it has the largest sales and marketing effort of any foundry serving the heavy municipal market, including 47 Company employees and 26 commissioned representatives. The Company believes the size of its marketing effort, the breadth of its product offering and the level of its technical support provide it with a significant competitive advantage and will allow it to further strengthen its leading position in the heavy municipal market. With respect to the industrial market, the Company has established strong relationships with leading manufacturers of medium- and heavy-duty truck components, farm equipment and HVAC systems. The Company is the sole sourced provider for over 85% of the products it currently supplies to its industrial customer base and has multi-year arrangements with certain of its largest customers. Furthermore, the average industrial casting typically takes between 12 and 18 months to go from the design phase to full production and has an average life cycle of approximately 8 to 10 years. This lengthy development process, in which the Company actively participates, provides the Company with an inventory of products that cannot be quickly replicated by its competitors. Historically, the foundry that has originally manufactured an industrial part has continued to manufacture that part throughout its product life cycle. The Company's participation in both the heavy municipal and industrial markets helps to diversify the Company's business and to reduce the Company's reliance on individual customers or end-use markets.

     High Quality Products and Customer Service. The Company believes it enjoys a reputation for providing a high level of customer service and is recognized for its ability to consistently manufacture high-quality, complex products. The Company believes its manufacturing capabilities and process controls allow it to manufacture high quality castings which are dimensionally and metallurgically consistent. In addition to providing high quality products, the Company emphasizes customer service by providing tooling and engineering development support to its customers, consistent on-time delivery utilizing its own fleet of trucks for delivery of many of its municipal products and a small portion of the Company's industrial products and follow-up through its sales and marketing team. The Company believes its ability to provide such product quality and responsive service has fostered customer loyalty and long-term relationships.

     Experienced Management Team with Significant Equity Stake. The top seven members of the Company's senior operating management have an average of approximately 12 years with the Company and 23 years in the iron foundry industry. Through an investment in ACP Products, L.L.C., certain members of the Company's management (the "Management Investors") beneficially own, on a fully diluted basis, approximately 10% of the common stock of the Company.

BUSINESS STRATEGY

     The Company's strategy for achieving continued growth in sales and profitability includes: (i) increasing the sale of higher margin products, (ii) selectively entering new markets, (iii) improving operating performance and (iv) making selective acquisitions.

     Increasing the Sale of Higher Margin Products. The Company continually strives to improve the margins on the parts it produces. In the heavy municipal market, the Company has historically maintained strong margins by periodically implementing price increases and introducing new, higher value-added products. For example, the Company is currently leading the market in the sale of lightweighted municipal castings, which are less costly to handle and require less raw material to produce. The Company believes incremental margin improvements will be realized from the Company's increased production of these lightweighted products. In the industrial market, the Company increased its focus on manufacturing complex, highly engineered castings in the early 1990s following substantial capital investment in the late 1980s. Since 1991, the Company has steadily increased the volume, array and complexity of the parts it produces for its industrial customers. The Company intends to continue to pursue opportunities to produce more complex, higher value-added castings, thereby continuing to improve product margins.

     Selectively Entering New Markets. The Company intends to selectively expand its presence in both the heavy municipal and industrial markets. In the heavy municipal market, the Company is considering expanding its product offering in high volume markets such as New York and Nevada where the Company already has sales representatives in place and for which the Company has already invested in certain of the toolings necessary to meet potential product demand. In addition, the Company is exploring further opportunities in New Jersey, New Hampshire and Massachusetts. The Company's strategy in its chosen industrial segments is to continue to increase its penetration of existing customers and to develop similar relationships with other selected industrial companies which would value the Company's technical ability and high level of product quality and customer service. The Company also intends to explore opportunities in austempering (heat-treating ductile iron) and machining and assembling sub-components for specific industrial customers.

     Improving Operating Performance. The Company operates two modern foundries, and believes it possesses a highly competitive cost structure. The Company intends to continue to seek ways to capitalize on and extend its technological expertise and operating efficiencies, thereby reducing its operating costs. In contrast to the major investments made from 1985 to 1990, which significantly improved both manufacturing capacity and efficiency, the Company's near term capital expenditures will be focused primarily on incrementally improving efficiency and reducing costs through projects such as:
(i) sand system optimization, (ii) material handling improvements and (iii) energy utilization improvements.

     Making Selective Acquisitions. The United States iron foundry industry is highly fragmented despite significant consolidation over the past decade. In 1986, there were approximately 880 foundries engaged in the casting of iron, with an aggregate capacity of approximately 15 million tons according to Stratecasts, Inc., a foundry industry research and consulting organization. By 1996, the number of iron foundries decreased to approximately 730, with an aggregate capacity of approximately 13 million tons. Management believes the consolidation that has occurred will continue, particularly in the industrial market, as technical, environmental and quality standards continue to increase. The Company intends to pursue selective acquisition opportunities that complement its existing product offering or enable the Company to expand its presence in selected geographic areas of the heavy municipal market. The Company believes such acquisitions will provide opportunities for incremental revenue and cash flow by leveraging the Company's current expertise in manufacturing, sales and marketing, and product and process engineering.

                                   THE MERGER

     NFC Castings, Inc. ("Holdings") and its wholly-owned subsidiary, NC Merger Company ("NC Merger"), were organized by Citicorp Venture Capital, Ltd. ("CVC") and its affiliate, ACP Holding Company, to effect the acquisition of Neenah Corporation. On April 30, 1997, pursuant to an Agreement and Plan of Reorganization, dated November 20, 1996, as amended (the "Merger Agreement"), among Holdings, NC Merger and Neenah Corporation, NC Merger merged with and into Neenah Corporation, with Neenah Corporation as the surviving corporation (the "Merger"). As a result of the Merger, Neenah Corporation became a wholly owned subsidiary of Holdings. On July 1, 1997 Neenah Foundry Company merged with and into Neenah Corporation, with Neenah Corporation as the surviving entity. Following the Internal Merger (as defined), Neenah Corporation changed its name to Neenah Foundry Company. See "--Internal Merger." Holdings is a wholly-owned subsidiary of ACP Holding Company ("ACP Holdings"). ACP Holdings is wholly-owned by ACP Products, L.L.C., which in turn is owned in part by CVC and certain other investors (collectively, the "Investor Group"). The Management Investors also own an interest in ACP Products, L.L.C.

     The consideration for the Merger was $236.9 million in cash (the "Merger Consideration"), subject to a closing date net worth adjustment. In addition to the Merger Consideration, and upon consummation of the Merger, the Company paid approximately $11.3 million to certain former stockholders of the Company (the "Former Stockholder Payment" and, together with the Merger Consideration, the "Merger Price"). Pro forma for a March 31, 1997 closing, the closing date net worth adjustment would have been $9.1 million which would result in a total pro forma Merger Price of $258.3 million (including fees and expenses attributable to the Merger of $1.0 million). The Merger Price reflects the use of approximately $25.3 million of cash on the Company's balance sheet pro forma for a March 31, 1997 closing (resulting in a valuation of the Company's business and other assets of approximately $233.0 million). In order to finance the Merger Price, including the payment of related fees and expenses: (i) NC Merger consummated the offering (the "Old Offering") of $150.0 Senior Subordinated Notes due 2007 the "Series A Notes"); (ii) NC Merger entered into a credit agreement providing for (a) a term loan (the "Tranche A Term Loan") in the amount of $20.0 million and a second term loan (the "Tranche B Term Loan" and, together with the Tranche A Term Loan, the "Term Loans") in the amount of $25.0 million, and (b) a revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loans, the "Senior Bank Facilities") in the amount of $30.0 million, subject to a borrowing base formula; (iii) Holdings made an equity contribution (the "Equity Contribution") of $45.0 million to NC Merger; and (iv) $25.3 million of cash (pro forma for a March 31, 1997 closing) was utilized. Concurrently with the consummation of the Old Offering, the Company, as the surviving corporation in the Merger, assumed, pursuant to the Merger, the obligations under the Notes and the Senior Bank Facilities. The Old Offering, the establishment of the Senior Bank Facilities, the Equity Contribution and the Merger are referred to collectively herein as the "Transactions."

                                INTERNAL MERGER

     In order to realize certain state tax benefits, on July 1, 1997, Neenah Corporation merged (the "Internal Merger") with its principal operating subsidiary, Neenah Foundry Company, with Neenah Corporation as the surviving entity. Following the Internal Merger, Neenah Corporation changed its name to Neenah Foundry Company. The Company does not anticipate that the Internal Merger will impact its business in any material respect other than the realization of the tax benefits mentioned above.

                                THE REFINANCING


     On July 1, 1997, the Company issued $45.0 million aggregate principal amount of the Old Notes and used the proceeds of $47.6 million to pay the Term Loans, the accrued interest thereon and related fees and expenses. The issuance of the Old Notes and payment of the Term Loans and related fees and expenses are referred to herein as the "Refinancing." The Refinancing Notes will rank pari passu with the New Notes.


                  PROPOSED AMENDMENT TO SENIOR BANK FACILITIES

     The Company is currently negotiating an amendment to the Revolving Credit Facility which, if adopted, would (i) increase the borrowings available under the Revolving Credit Facility to the Company from $30.0 million to $50.0 million and (ii) eliminate all borrowing base limitations from the current Revolving Credit Facility.

                               THE EXCHANGE OFFER

Securities Offered.........  Up to $45,000,000 aggregate principal amount of
                             11 1/8% Series D Senior Subordinated Notes due 2007 (the "New Notes"). The terms of the New Notes and Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes.

The Exchange Offer.........  The New Notes are being offered in exchange for a like principal amount of Old Notes. Old Notes may be exchanged only in integral principal multiples of $1,000. The issuance of the New Notes is intended to satisfy obligations of the Company and the Guarantor Subsidiaries contained in the Registration Rights Agreement.

Expiration Date; Withdrawal
  of Tender................  The Exchange Offer will expire 5:00 p.m. New York
                             City time, on                , 1997, or such later
                             date and time to which it is extended by the Company. The tender of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

Certain Conditions to the
  Exchange Offer...........  Based on an interpretation by the staff of the
                             Commission set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than any such holder which is an"affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holder's business and that such holder does not intend to participate and has no arrangement or understanding with any person to participate in the distribution of such New Notes. The Company's obligation to accept for exchange, or to issue New Notes in exchange for, any Old Notes is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by any staff of the Commission, or any order of any governmental agency or court of law. The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange
                             Offer -- Certain Conditions to the Exchange Offer."

Procedures for Tendering
  Old Notes................  Each holder of Old Notes wishing to accept the
                             Exchange Offer must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with such Old Notes and any other required documentation, to the Exchange Agent (as defined) at the address set forth herein. See "The Exchange Offer -- Procedures for Tendering Old Notes."

Use of Proceeds............  There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.

Exchange Agent.............  United States Trust Company of New York is serving as the Exchange Agent in connection with the Exchange Offer.

Federal Income Tax
  Consequences.............  The exchange of Notes pursuant to the Exchange
                             Offer should not be a taxable event for federal income tax purposes. See "Certain Federal Income Tax Considerations."

      CONSEQUENCES OF EXCHANGING OLD NOTES PURSUANT TO THE EXCHANGE OFFER

     Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, the Company is of the view that holders of Old Notes (other than any holder who is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchange their Old Notes for New Notes pursuant to the Exchange Offer generally may offer such New Notes for resale, resell such New Notes and otherwise transfer such New Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided such New Notes are acquired in the ordinary course of the holders' business and such holders have no intention, or any arrangement with any person, to participate in a distribution of such New Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution." In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered for sale unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing. If a holder of Old Notes does not exchange such Old Notes for New Notes pursuant to the Exchange Offer, such Old Notes will continue to be subject to the restrictions on transfer contained in the legend thereon. In general, the Old Notes may not be offered for sale, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of Old Notes do not have any appraisal or dissenters' rights under Delaware General Corporation Law in connection with the Exchange Offer. To the extent the Old Notes are exchanged for New Notes, the market for the Old Notes may be adversely affected. See "The Exchange Offer -- Consequences of Failure to Exchange; Resales of New Notes."

     The Old Notes are, and following the Exchange Offer will continue to be, eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. Following commencement of the Exchange Offer but prior to its consummation, the Old Notes may continue to be traded in the PORTAL market. Following consummation of the Exchange Offer, the New Notes will not be eligible for PORTAL trading.

                                  THE OFFERING

     The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes.

Issuer.....................  Neenah Foundry Company.

Securities Offered.........  $45,000,000 aggregate principal amount of 11 1/8%
                             Senior Subordinated Notes due 2007.

Maturity...................  May 1, 2007.

Interest Payment Dates.....  May 1 and November 1 of each year, commencing
                             November 1, 1997.

Optional Redemption........  Except as described below, the Company may not redeem the New Notes (or the Old Notes) prior to May 1, 2002. On or after such date, the Company may redeem the New Notes (and any outstanding Old Notes), in whole or in part, at any time at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time and from time to time on or prior to May 1, 2000, the Company may, subject to certain requirements, redeem up to 40% of the original aggregate principal amount of the Notes with the net cash proceeds of one or more Public Equity Offerings (as defined) by the Company, Holdings, or ACP Holdings, for which there is a Public Market (as defined), at a redemption price equal to 111.125% of the principal amount of the Notes to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 60% of the original aggregate principal amount of the Notes remains outstanding immediately after each such redemption. See "Description of Notes -- Optional Redemption."

Change of Control..........  Upon the occurrence of a Change of Control (as defined), (i) the Company will have the option, at any time prior to May 1, 2002, to redeem the New Notes (and any outstanding Old Notes) at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined), together with accrued and unpaid interest, if any, to the date of redemption; and
                             (ii) if the Company does not redeem the New Notes (or such Old Notes) pursuant to the preceding clause (i) or if such Change of Control occurs after May 1, 2002, each holder will have the right to require the Company to make an offer to repurchase the New Notes (and such Old Notes) at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of Notes -- Change of Control."

Subsidiary Guaranties......  The New Notes will be (as are the Old Notes) fully and unconditionally guaranteed, jointly and severally, on an unsecured, senior subordinated basis by the Guarantor Subsidiaries. Neenah Foundry Company derives some of its income from its subsidiaries, Hartley Controls Corporation and Neenah Transport, Inc. The Guarantor Subsidiaries have guaranteed the Senior Bank Facilities (as defined), and are jointly and severally liable on a senior basis with the Company for the obligations thereunder. Such obligations are secured by pledges of all the capital stock of the Company and the Guarantor Subsidiaries and security interests in, or liens on, substantially all other tangible and intangible assets of the Company and the Guarantor Subsidiaries. See "Description of
                             Notes -- Subsidiary Guaranties" and "-- Certain Covenants -- Future Note Guarantors."


Ranking....................  The New Notes will be (as are the Old Notes)
                             unsecured and will be subordinated to all existing and future Senior Indebtedness (as defined) of the Company. The New Notes will (as do the Old Notes) rank pari passu with any future Senior Subordinated Indebtedness of the Company and will rank senior to all other subordinated indebtedness of the Company. The New Notes will rank pari passu with the Refinancing Notes. The Subsidiary Guaranties are unsecured, senior subordinated obligations of the Guarantor Subsidiaries, subordinated in right of payment to existing and future Senior Indebtedness of the Guarantor Subsidiaries. As of March 31, 1997, on a pro forma basis, after giving effect to the Transactions and the Refinancing, and the application of the net proceeds therefrom, the Company and the Guarantor Subsidiaries would have had outstanding $0.1 million (excluding $0.6 million of outstanding letters of credit) aggregate principal amount of Senior Indebtedness (all of which is Secured Indebtedness), $197.6 million aggregate amount of Senior Subordinated Indebtedness including the indebtedness represented by the Notes and no indebtedness that is subordinate or junior in right of payment to the indebtedness represented by the Notes. As of July 1, 1997, after giving effect to the Transactions and the Refinancing, and the application of the net proceeds therefrom, the Company and the Guarantor Subsidiaries would have had outstanding $0.1 million (excluding $0.6 million of outstanding letters of credit) aggregate principal amount of Senior Indebtedness (all of which is Secured Indebtedness), $197.6 million aggregate amount of Senior Subordinated Indebtedness including the indebtedness represented by the Notes and no indebtedness that is subordinate or junior in right of payment to the indebtedness represented by the Notes.


Restrictive Covenants......  The indenture (the "Indenture") governing the New
                             Notes, which is the Indenture governing the Old Notes, limits (i) the incurrence of additional Indebtedness by the Company and its Restricted Subsidiaries (as defined); (ii) the payment of dividends on, and redemption of, capital stock of the Company and its Restricted Subsidiaries and the redemption of certain Subordinated Obligations of the Company and its Restricted Subsidiaries; (iii) certain other restricted payments, including without limitation, investments; (iv) sales of assets and Restricted Subsidiary stock; (v) certain transactions with affiliates; (vi) the sale or issuance of capital stock of its Restricted Subsidiaries; (vii) the creation of liens; (viii) the lines of business in which the Company and its Restricted Subsidiaries may operate; (ix) consolidations, mergers and transfers of all or substantially all of the Company's assets; and (x) sale and leaseback transactions. The Indenture also prohibits certain restrictions on distributions from Restricted Subsidiaries. However, all of these limitations and prohibitions are subject to a number of important qualifications and exemptions. See "Description of Notes -- Certain Covenants" and "-- Merger and Consolidation."

Transfer Restrictions;
Absence of a Public Market
  for the Notes............  The New Notes are new securities and there is currently no established market for the New Notes. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Initial Purchasers have advised the Company that they currently intend to make a market in the New Notes. However, they are not obligated to do so, and any market making with respect to the New Notes may be discontinued without notice. The Company does not intend to apply for listing of the New Notes on any national securities exchange or for their quotation through the National Association of Securities Dealers Automated Quotation System.

     The address for the Company and each of the Guarantor Subsidiaries is 2121 Brooks Avenue, Box 729, Neenah, Wisconsin 54927 and the telephone number is
(414) 725-7000.

                                  RISK FACTORS

     Holders of Old Notes should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors under "Risk Factors" beginning on page for risks in connection with the Exchange Offer.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth summary historical consolidated, financial and other data of the Company for the five years ended March 31, 1997, and certain financial and other data for the year ended March 31, 1997. The summary historical consolidated financial and other data, (with the exception of tons produced, employees, employee hours per ton and scrap rate) are derived from the audited historical consolidated financial statements and the "Unaudited Pro Forma Financial Information" of the Company, all of which are included elsewhere in this Prospectus. The historical consolidated balance sheets for 1995, 1996 and 1997 and the historical consolidated statements of income for 1994, 1995, 1996 and 1997 were audited by Ernst & Young LLP, independent auditors. The historical consolidated balance sheets for 1993 and 1994 and the historical consolidated statement of income for 1993 were audited by other auditors. The unaudited pro forma balance sheet data as of March 31, 1997 gives effect to the Transactions and the Refinancing as if such transactions had occurred on March 31, 1997. The unaudited pro forma consolidated statement of income for the year ended March 31, 1997 gives effect to the Transactions and the Refinancing as if they were consummated on April 1, 1996. The unaudited pro forma financial and other data do not purport to represent what the Company's financial position or results of operations would actually have been had the Transactions and the Refinancing in fact occurred on the assumed dates or to project the Company's financial position or results of operations for any future date or future period. The information contained in the following table should also be read in conjunction with "Capitalization," "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information," and the Company's historical consolidated financial statements and related notes included elsewhere in this Prospectus.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                          FISCAL YEAR ENDED MARCH 31,

                                                                                            PRO FORMA FOR
                                                                                            TRANSACTIONS
                                                                                                 AND
                                                                                             REFINANCING
                                                                                            -------------
                                       1993       1994       1995       1996       1997         1997
                                     --------   --------   --------   --------   --------   -------------
                                                            (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales(1)...................... $133,422   $131,982   $160,621   $166,951   $165,426     $ 165,426
  Gross profit......................   25,143     25,451     39,640     45,320     48,690        48,747
  Operating income..................    6,106     11,837     22,967     28,337     31,143        29,718
  Interest expense (income), net....    2,118      1,043        397       (481)    (1,162)       20,948
  Net income........................    5,080      6,581     13,704     17,142     19,838         4,190
BALANCE SHEET DATA
 (AT END OF PERIOD):
  Cash and cash equivalents......... $     79   $    118   $    238   $ 10,126   $ 22,403     $     202
  Working capital(2)................   13,425     14,596     15,174     18,094     21,438        30,101
  Total assets......................   87,388     74,327     73,813     82,957     93,869       307,984
  Total debt........................   21,409     13,325        887        241        134       197,722
  Total stockholders' equity........   36,862     37,929     43,198     54,790     68,857        43,396
OTHER DATA:
  EBITDA(3)......................... $ 13,399   $ 18,577   $ 29,809   $ 35,113   $ 38,024     $  41,539
  Depreciation and amortization.....    7,293      6,740      6,842      6,776      6,881        12,979
  Capital expenditures..............    3,967      4,583      3,665      7,275      4,546         4,546
  Net cash provided by (used in):
    Operating activities............   15,240     18,301     23,581     22,273     23,479        13,187
    Investing activities............   (4,239)    (4,949)    (3,412)    (7,299)    (3,104)       (3,104)
    Financing activities............  (11,499)   (13,313)   (20,049)    (5,086)    (8,098)       (4,896)
  Cash interest expense(4)..........    2,128      1,049        624         84         39        21,733
  Tons produced.....................  137,260    136,754    171,727    168,400    155,134       155,134
  Employees.........................    1,169        931        952        922        910           910
  Employee hours per ton(5).........     13.3       10.7        8.7        8.6        9.0           9.0
  Scrap rate(6).....................      3.3%       2.9%       2.2%       2.0%       2.0%          2.0%

---------------
(1) Net sales for the years ended March 31, 1993 and 1994 include sales of products manufactured in Plant 1, which was closed in 1994 as part of the Company's strategy to increase its focus on higher volume, complex parts for its industrial customers. The majority of the parts produced in Plant 1 were then discontinued. Plant 1 provided sales of $30.9 million and $4.4 million for the fiscal years ended March 31, 1993 and 1994, respectively.

(2) Working capital represents total current assets (excluding cash and cash equivalents) less total current liabilities (excluding the Revolving Credit Facility and the current portion of long-term debt).

(3) EBITDA represents operating income plus depreciation and amortization. The Company has included information concerning EBITDA because management believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. The Company understands that, while EBITDA is frequently used by securities analysts in the evaluation of companies, EBITDA, as used herein, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow from operating activities as a measure of liquidity, an alternative to net income as an indicator of the Company's operating performance or an alternative to any other measure of performance in conformity with generally accepted accounting principles.

(4) Cash interest expense is defined as interest expense less amortization of debt issuance cost.

(5) Employee hours per ton represents the number of hours worked by hourly employees during this period (excluding supervisory employee hours) divided by the number of tons produced.

(6) The scrap rate is the percentage of castings that are determined to be unusable prior to delivery to customers.

                                  RISK FACTORS

     Holders of Old Notes should carefully consider the following factors in addition to the other information set forth in this Prospectus in connection with the Exchange Offer. The risk factors set forth below are generally applicable to the Old Notes as well as the New Notes.

SUBSTANTIAL LEVERAGE AND ABILITY TO SERVICE INDEBTEDNESS

     The Company is highly leveraged. As of March 31, 1997, on a pro forma basis, after giving effect to the Transactions, the Refinancing and the application of the proceeds therefrom, the Company and the Guarantor Subsidiaries would have had $0.1 million (excluding $0.6 million of outstanding letters of credit) aggregate amount of Senior Indebtedness (all of which is Secured Indebtedness), $197.6 million aggregate amount of Senior Subordinated Indebtedness including the indebtedness represented by the Notes and no indebtedness that is junior in right of payment to the indebtedness represented by the Notes. As of July 1, 1997, after giving effect to the Transactions and the Refinancing, and the application of the net proceeds therefrom, the Company and the Guarantor Subsidiaries would have had outstanding $0.1 million (excluding $0.6 million of outstanding letters of credit) aggregate principal amount of Senior Indebtedness (all of which is Secured Indebtedness), $197.6 million aggregate amount of Senior Subordinated Indebtedness, including the indebtedness represented by the Notes and no indebtedness that is subordinated or junior in right of payment to the indebtedness represented by the Notes. As of March 31, 1997, on a pro forma basis, after giving effect to the Transactions, the Refinancing and the application of the proceeds therefrom, as well as borrowing base limitations and $0.6 million of outstanding letters of credit, the Company estimates that it would have had the ability to borrow approximately $24.5 million under the Revolving Credit Facility. Subject to the restrictions in the Senior Bank Facilities and the Indenture, the Company may incur additional indebtedness from time to time, including additional Senior Indebtedness. The degree to which the Company is leveraged could have important consequences to holders of the New Notes (and to holders of Old Notes), including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the New Notes (and any outstanding Old Notes), and interest and principal on the Senior Bank Facilities and the Company's other existing indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) all of the indebtedness under the Senior Bank Facilities is and will be at variable rates of interest, which causes the Company to be vulnerable to increases in interest rates; (iv) all of the indebtedness outstanding under the Senior Bank Facilities is secured by pledges of all the capital stock of the Company and the Guarantor Subsidiaries and security interests in, or liens on, substantially all other assets of the Company and the Guarantor Subsidiaries, and will become due prior to the time the principal on the Notes will become due; (v) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and
(vi) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or in its business.

     The Company's ability to pay interest on the New Notes (and any outstanding Old Notes) and to satisfy its other debt obligations will depend on its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. If the Company's cash flow from operations and capital resources is insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or restructure its debt. There can be no assurance that the Company's cash flow from operations and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the proceeds that the Company could realize therefrom. The financial covenants and other restrictions in the Senior Bank Facilities and the

Indenture will limit the Company's ability to borrow additional funds and dispose of certain assets. See "Description of Senior Bank Facilities" and "Description of Notes."

SUBORDINATION; ASSET ENCUMBRANCE

     The payment of principal of and interest on, and any premium or other amounts owing in respect of, the New Notes will be (as is the case with the Old Notes) subordinated to the prior payment in full of all existing and future Senior Indebtedness of the Company, including all amounts owing or guaranteed under the Senior Bank Facilities. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to the Company, assets of the Company will be available to pay obligations of the New Notes (and any outstanding Old Notes) only after all Senior Indebtedness of the Company has been paid in full, and there can be no assurance that there will be sufficient assets to pay amounts due on all or any of the New Notes (and any outstanding Old Notes).

     Payments in respect of the respective Subsidiary Guaranties of the New Notes will be (as is the case with the Old Notes) subordinated to the prior payment in full of all existing and future Senior Indebtedness of the respective Guarantor Subsidiaries, including all amounts guaranteed in respect of the Senior Bank Facilities. As of March 31, 1997, on a pro forma basis after giving effect to the Transactions, the Refinancing and the application of the proceeds therefrom, (i) the aggregate principal amount of such Senior Indebtedness would have been $0.1 million (excluding $0.6 million of outstanding letters of credit) guaranteed under the Senior Bank Facilities and (ii) after giving effect to borrowing base limitations and $0.6 million of outstanding letters of credit, the Company estimates that it would have had the ability to borrow approximately $24.5 million under the Revolving Credit Facility. The Company expects to negotiate an amendment to the Revolving Credit Facility which will remove borrowing base limitations and increase the borrowings available to the Company under the Revolving Credit Facility from $30.0 million to $50.0 million. See "Summary -- Amendments to the Senior Bank Facilities." Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to a Guarantor Subsidiary, its assets will be available to pay obligations only after the Senior Indebtedness of such Guarantor Subsidiary has been paid in full, and there can be no assurance that there will be sufficient assets to pay amounts due in respect of such Guarantor Subsidiary's guaranty of the New Notes (or any outstanding Old Notes).

     The Indenture permits the Company and the Guarantor Subsidiaries to incur certain Secured Indebtedness, including indebtedness under the Senior Bank Facilities, which will be secured by pledges of all the capital stock of the Company and the Guarantor Subsidiaries, and security interests in, or liens on, substantially all other assets of the Company and the Guarantor Subsidiaries. The New Notes (and the Old Notes) and the Subsidiary Guaranties are unsecured and therefore do not have the benefit of such collateral. Accordingly, if an event of default occurs under the Senior Bank Facilities, the lenders will have a prior right to the assets of the Company and the Guarantor Subsidiaries, and may foreclose upon such collateral to the exclusion of the holders of the New Notes (and of any of the Old Notes), notwithstanding the existence of an event of default with respect thereto. In such event, such assets would first be used to repay in full amounts outstanding under the Senior Bank Facilities, resulting in all or a portion of the Company's and the Guarantor Subsidiaries' assets being unavailable to satisfy the claims of the holders of the New Notes (and of any of the Old Notes) and other unsecured indebtedness.

RESTRICTIVE LOAN COVENANTS

     The Senior Bank Facilities include certain covenants that, among other things, restrict the ability of the Company and its subsidiaries to: (i) dispose of assets; (ii) incur additional indebtedness; (iii) incur guarantee obligations; (iv) prepay other indebtedness or amend other debt instruments; (v) pay dividends; (vi) create liens on assets; (vii) enter into sale and leaseback transactions; (viii) make investments, loans or advances; (ix) make acquisitions; (x) engage in mergers or consolidations; (xi) change the business conducted by the Company; (xii) make capital expendi-tures; or (xiii) engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the Senior Bank Facilities the Company is required to comply with a consolidated leverage ratio, a consolidated net worth test and a consolidated interest coverage ratio. Under the Senior Bank Facilities, the Company may not: (i) exceed a Consolidated Leverage Ratio (as defined in the Senior Bank Facilities) of 6.00 to 1.00 through March 31, 1998, of 5.75 to 1.00 from April 1, 1998 through March 31, 1999, of 5.50 to 1.00 from April 1, 1999 through March 31, 2000, of 5.25 to 1.00 from April 1, 2000 through March 31, 2001 and of 5.00 to 1.00 thereafter; (ii) permit Consolidated Net Worth (as defined in the Senior Bank Facilities) to be less than $35,000,000 plus 50% of the cumulative amount of positive Consolidated Net Income (as defined in the Senior Bank Facilities) for each fiscal year ending after the Merger; and (iii) permit Consolidated Interest Coverage Ratio (as defined in the Senior Bank Facilities) to be less than 1.55 to 1.00 through March 31, 1998, 1.65 to 1.00 from April 1, 1998 through March 31, 1999, 1.75 to
1.00 from April 1, 1999 through March 31, 2000, 1.85 to 1.00 from April 1, 2000 through March 31, 2001, 1.95 to 1.00 from April 1, 2001 through March 31, 2002 and 2.00 to 1.00 thereafter. The Company is currently in compliance with such ratios and test. However, there can be no assurance that these requirements will be met in the future. If they are not, the holders of the indebtedness under the Senior Bank Facilities would be entitled to declare such indebtedness immediately due and payable. See "Description of Senior Bank Facilities."


HOLDING COMPANY STRUCTURE; POSSIBLE UNENFORCEABILITY OF THE SUBSIDIARY
GUARANTIES


     The Company is a holding company which derives some of its operating income from its subsidiaries. The holders of the New Notes (and of any of the Old Notes) will have no direct claim against the Guarantor Subsidiaries other than the claim created by the Subsidiary Guaranties, which may themselves be subject to legal challenge in the event of the bankruptcy of a Guarantor Subsidiary. See "-- Fraudulent Conveyance." If such a challenge were upheld, the Subsidiary Guaranties would be unenforceable. To the extent that the Subsidiary Guaranties are not enforceable, the rights of holders of the New Notes (and of any of the Old Notes) to participate in any distribution of assets of any Guarantor Subsidiary upon liquidation, bankruptcy, reorganization or otherwise may, as is the case with other unsecured creditors of the Company, be subject to prior claims of creditors of that Guarantor Subsidiary. The Company must rely upon dividends and other payments from its subsidiaries to generate the funds necessary to meet its obligations, including the payment of principal of and interest on the New Notes (and any of the Old Notes). The Indenture contains covenants that restrict the ability of the Company's Restricted Subsidiaries (as defined) to enter into agreements limiting distributions and transfers, including dividends. However, the ability of the Company's subsidiaries to pay dividends and make other payments may be restricted by, among other things, applicable state corporate laws and regulations or by terms of agreements to which they may become party. See "Description of Notes."


DEPENDENCE ON KEY PERSONNEL

     Three of the Company's senior executives, including the chief executive officer, did not remain with the Company after the Closing. The Company retained James K. Hildebrand to serve as Chairman and Chief Executive Officer following the Merger, and the Company's current management assumed primary responsibility for the other duties conducted by the departing senior executives. The ability of the Company to maintain its competitive position will depend to a significant degree upon its ability to continue to attract and retain highly qualified managerial and manufacturing personnel. There can be no assurance that the Company will be able to continue to recruit and retain such personnel. In particular, the Company is dependent on certain key management personnel, and there can be no assurance that the loss of key personnel would not have a material adverse effect on the Company's results of operations. See "Management."

CHANGE OF CONTROL

     After May 1, 2002, upon the occurrence of a Change of Control, unless the Company redeems the Notes, each holder of the New Notes (and of any outstanding Old Notes) will have the right to require the Company to repurchase all or any portion of such holder's Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. The occurrence of a Change of Control would constitute a default under the Senior Bank Facilities. In addition, the Senior Bank Facilities will prohibit the purchase of the New Notes (and of any outstanding Old Notes) by the Company in the event of a Change of Control, unless and until such time as all indebtedness under the Senior Bank Facilities is repaid in full. The Company's failure to purchase the New Notes (and any outstanding Old Notes) would result in a default under the Indenture. The inability to repay the indebtedness under the Senior Bank Facilities, if accelerated, would also constitute an event of default under the Indenture. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Senior Bank Facilities and the New Notes (and any outstanding Old Notes). The Company could in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations or highly leveraged transactions, that would not constitute a Change of Control under the Indenture, but that would increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings or otherwise adversely affect holders of the Notes. See "Description of Senior Bank Facilities" and "Description of Notes -- Change of Control."

CONCENTRATION OF CUSTOMERS

     In 1997, sales to one of the Company's customers, Rockwell International, accounted for 16.1% of the Company's total net sales, and the Company's top three customers accounted for approximately 34.8% of the Company's net sales. A significant reduction of purchases by one or more of the Company's key industrial customers could have a material adverse effect on the Company's business, financial condition or results of operations. See
"Business -- Products, Customers and Markets."

DEPENDENCE ON INDUSTRY/CYCLICALITY

     The Company has historically experienced moderate cyclicality in the heavy municipal market. Sales of municipal castings are influenced by, among other things, public spending. The Company's industrial sales are largely dependent on orders from OEMs of medium- and heavy-duty trucks and truck components and their first-tier suppliers and orders for farm equipment. The truck market has historically been subject to fluctuations due to general economic conditions and, in particular, the industrial sector of the economy. From 1993 to 1995, the truck market experienced significant growth, while in 1996 the medium- and heavy-duty truck market declined substantially from 1995 levels. In 1997, the medium- and heavy-duty truck market increased over 1996 levels but remained below 1995 levels. There can be no assurance that the truck market will not decline. The farm equipment market has also experienced cyclicality. A downturn in these markets could reduce demand for, and prices of, the Company's products. A significant downturn in either of these markets could have a material adverse effect on the Company's business, financial condition or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

     The markets for the Company's products are highly competitive. Competition is based not only on price, but also on quality of product, range of capability, level of service and reliability of delivery. The Company competes with numerous independent and captive domestic iron foundries, as well as with a number of foreign iron foundries, including certain foundries located in India. The Company also competes with several large domestic foundries and manufacturers whose casting products are made with materials other than ductile and gray iron, such as steel or aluminum. Industry consolidation over the past decade has resulted in a significant reduction in the number of smaller foundries and a rise in the share of production by larger foundries, some of which have significantly greater financial resources than the Company. There can be no assurance that the Company will be able to maintain or improve its competitive position in the markets in which it competes. See "Business -- Competition."

FLUCTUATIONS IN PRICE AND SUPPLY OF RAW MATERIALS

     The Company is dependent upon outside suppliers for all of its raw material needs and, therefore, is subject to price increases and delays in receiving supplies of such materials. Changes in the supply of or demand for raw materials could affect delivery times and prices. Although historically the Company has been able to increase prices in response to increased raw material costs, no assurance can be given that the Company will continue to have available necessary raw materials at reasonable prices or that any increases in raw material costs would not have a material adverse effect on the Company's business, financial condition, or results of operations. See "Business -- Raw Materials."

CONTROLLING SHAREHOLDERS

     The Investor Group beneficially owns approximately 90% of the Common Stock of the Company and, together with the Management Investors, collectively, has the ability to elect the entire Board of Directors and generally to control the affairs and policies of the Company. Circumstances may occur in which the interests of the Investor Group and Management Investors, as shareholders of the Company, could be in conflict with the interests of the holders of the New Notes (and of any outstanding Old Notes). In addition, the Investor Group and Management Investors may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve disproportionate risks to the holders of the New Notes (and of any outstanding Old Notes). See "Ownership of Securities" and "Certain Relationships and Related Transactions" and "Business -- Business Strategy."

ENVIRONMENTAL MATTERS

     The Company's facilities are subject to numerous federal, state and local laws and regulations relating to the protection of the environment and worker health and safety, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. The Company does not currently anticipate any material adverse effect on its operations or financial condition as a result of its efforts to comply with, or its liabilities under, such requirements. Risk of environmental liability is inherent in the manufacturing of casting products, however, and there can be no assurance that material environmental costs will not arise in the future. In particular, the Company might incur capital and other costs to comply with increasingly stringent air emission control laws and enforcement policies. See "Business -- Environmental Matters."

FRAUDULENT CONVEYANCE

     The incurrence by the Company of indebtedness such as the Old Notes (and the New Notes exchanged therefor) to finance the Transactions may be subject to review under relevant state and federal fraudulent conveyance and similar laws if a bankruptcy or reorganization case or a lawsuit is commenced by or on behalf of creditors of the Company. Under these laws, if a court were to find that, after giving effect to the sale of the Old Notes and the exchange of the New Notes therefor and the application of the net proceeds therefrom, either (a) the Company incurred such indebtedness with the intent of hindering, delaying or defrauding then-existing or future creditors or (b) the Company received less than a reasonably equivalent value or fair consideration for incurring such indebtedness and at the time of the incurrence of such indebtedness the Company
(i) was insolvent or was rendered insolvent by reason of such transactions; (ii) was engaged in a business or transaction for which the assets remaining with the Company constituted unreasonably small capital; or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay as they matured, such court may subordinate such indebtedness to presently existing and future indebtedness of the Company, avoid the issuance of such indebtedness and direct the repayment of any amounts paid thereunder to the creditors of the Company or take other action detrimental to the holders of such indebtedness.

     The measure of insolvency for purposes of determining whether a transfer is avoidable as a fraudulent transfer varies depending upon the law of the jurisdiction which is being applied. Generally, however, a debtor would be considered insolvent if the sum of all its liabilities, including contingent liabilities, was greater than the value of all its assets at a fair valuation, or if the present fair saleable value of the debtor's assets was less than the amount required to repay its probable liabilities on its debts, including contingent liabilities, as they become absolute and matured.

     There can be no assurance as to what standard a court would apply in order to determine solvency. To the extent that proceeds from the sale of the Old Notes were used to finance the Transactions, a court may find that the Company did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented thereby. In addition, if a court were to find that any of the components of the Transactions constituted a fraudulent transfer, to the extent that proceeds from the sale of the Old Notes were used to finance such Transactions, a court may find that the Company did not receive fair consideration or reasonably equivalent value for the incurrence of the indebtedness represented by the Old Notes.

     The Company believes that it received equivalent value at the time the indebtedness under the Old Notes was incurred. In addition, the Company does not, after giving effect to the consummation of the Transactions: (i) believe that it was insolvent or rendered insolvent; (ii) believe that it was engaged in a business or transaction for which its remaining assets constitute unreasonably small capital; or (iii) intended to incur, or believe that it incurred, debts beyond its ability to pay as they mature. These beliefs are based on the Company's analysis of internal cash flow projections and estimated values of assets and liabilities of the Company and the Guarantor Subsidiaries at the time of the offering of the Old Notes. There can be no assurance, however, that a court passing on the issues would make the same determination.

     In addition, the Subsidiary Guaranties may be subject to review under relevant federal and state fraudulent conveyance and similar statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of any of the Guarantor Subsidiaries. In such a case, the analysis set forth above would generally apply, except that the Subsidiary Guaranties could also be subject to the claim that, since the Subsidiary Guaranties were incurred for the benefit of the Company (and only indirectly for the benefit of the Guarantor Subsidiaries), the obligations of the Guarantor Subsidiaries thereunder were incurred for less than reasonably equivalent value or fair consideration. A court could void a Guarantor Subsidiary's obligation under the Subsidiary Guaranties, subordinate the Subsidiary Guaranties to other indebtedness of a Guarantor Subsidiary or take other action detrimental to the holders of the Old Notes (and the New Notes exchanged therefor).

ABSENCE OF PUBLIC MARKET; RESTRICTIONS ON TRANSFER

     The New Notes are new securities for which there currently is no market. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the New Notes, they are not obligated to do so and any such market making may be discontinued at any time without notice in the sole discretion of the Initial Purchasers. Accordingly, there can be no assurance as to the development or liquidity of any market for the New Notes. The Old Notes are eligible for trading by qualified buyers in the PORTAL market. The Company does not intend to apply for listing of the Old Notes or, if issued, the New Notes, on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

     The liquidity of, and trading market for, the New Notes also may be adversely affected by general declines in the market for similar securities. Such declines may adversely affect such liquidity and trading markets independently of the financial performance of, and prospects for, the Company.

FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including, in particular, the likelihood of the

Company's success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions which are subject to change. The foregoing description of risk factors specifies the principal contingencies and uncertainties to which the Company believes it is subject. Some of these assumptions inevitably will not materialize, and unanticipated events will occur which will affect the Company's results.

                                USE OF PROCEEDS

     There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer.

                                 CAPITALIZATION

     The following table sets forth as of March 31, 1997 (i) the consolidated historical capitalization of the Company, and (ii) the unaudited consolidated pro forma capitalization of the Company after giving effect to the Transactions and the Refinancing, assuming the Transactions and the Refinancing were consummated on such date. This table should be read in conjunction with the "Selected Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information" and the consolidated financial statements and related notes included elsewhere in this Prospectus.

                                                                       MARCH 31, 1997
                                                                ----------------------------
                                                                               PRO FORMA
                                                                            FOR TRANSACTIONS
                                                                ACTUAL      AND REFINANCING
                                                                -------     ----------------
                                                                   (DOLLARS IN THOUSANDS)
    Cash and cash equivalents.................................  $22,403         $    202(1)(2)
                                                                =======         ========
    Debt:
      Revolving Credit Facility(2)(3).........................  $    --         $     --
      11 1/8% Series A Senior Subordinated Notes due 2007.....       --          150,000
      Notes, including unamortized premium of $2,588..........       --           47,588
      Other...................................................      134              134
                                                                -------         --------
              Total debt......................................      134          197,722
    Stockholders' equity:
      Common stock............................................      444              100
      Additional paid-in capital..............................       --           44,900
      Retained earnings (accumulated deficit).................   71,335           (1,604)(4)
      Notes receivable from owners to finance stock
         purchase.............................................   (2,922)              --
                                                                -------         --------
              Total stockholders' equity......................   68,857           43,396
                                                                -------         --------
              Total capitalization............................  $68,991         $241,118
                                                                =======         ========

---------------
(1) Pro Forma cash and cash equivalents include actual cash and cash equivalents at March 31, 1997, plus $2.9 million in repayments of notes receivable from certain stockholders of the Company prior to the Merger, less $25.3 million to be paid as part of the Merger Price, plus $0.2 million of cash resulting from the Refinancing.

(2) Based on the Company's results of operations since March 31, 1997, the Company estimates the closing net worth adjustment will be approximately $12.6 million resulting in a total Merger Price of approximately $261.8 million, cash on hand of approximately $11.5 million (after giving effect to payments during April of 1997 of approximately $17.5 million, including the Former Stockholder Payment, that are included in the Merger Price), substantially all of which will be applied to fund the balance of Merger Price, and approximately $1.0 million will be drawn under the Revolving Credit Facility in order to provide the remainder of the necessary financing.

(3) Total borrowings of up to $30.0 million under the Revolving Credit Facility are available, subject to borrowing base limitations, for working capital and general corporate purposes, including up to $15.0 million for letters of credit. The Company expects that the Senior Bank Facilities will be amended to provide total borrowing availability of up to $50.0 million under the Revolving Credit Facility. See "Summary -- Proposed Amendment to Senior Bank Facilities." At March 31, 1997, on a pro forma basis after giving effect to the Offering, the other Transactions, and the application of the proceeds therefrom, as well as borrowing base limitations and $0.6 million of outstanding letters of credit, the Company estimates that it would have had the ability to borrow approximately $24.5 million under the Revolving Credit Facility. See "Description of Senior Bank Facilities."

(4) Represents a write-off of approximately $2.7 million of financing costs related to the Term Loans, less a tax deduction of approximately $1.1 million.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

     The following table sets forth the selected historical consolidated financial and other data of the Company for the five years ended March 31, 1997 and certain pro forma consolidated financial and other data for the year ended March 31, 1997. The selected historical consolidated financial and other data, with the exception of tons produced, employees, employee hours per ton and scrap rate, for the five years ended March 31, 1997 are derived from the audited consolidated financial statements of the Company. The historical consolidated financial statements of the Company as of March 31, 1995, 1996 and 1997 and for each of the four years in the period ended March 31, 1997, have been audited by Ernst & Young LLP, independent auditors. The historical consolidated financial statements of the Company as of March 31, 1993 and 1994 and for the year ended March 31, 1993 have been audited by other auditors. The pro forma consolidated financial and other data, with the exception of tons produced, employees, employee hours per ton and scrap rate, as of and for the year ended March 31, 1997, were derived from the "Unaudited Pro Forma Consolidated Financial Information" included elsewhere herein. The pro forma financial data does not purport to represent what the Company's financial position or results of operations would actually have been had the Transactions and the Refinancing in fact occurred on the assumed dates or to project the Company's financial position or results of operations for any future date or period. The information contained in the following table should also be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Unaudited Pro Forma Consolidated Financial Information," and the Company's historical consolidated financial statements and related notes included elsewhere in this Prospectus.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
                          FISCAL YEAR ENDED MARCH 31,

                                                                                                               PRO FORMA
                                                                                                                  FOR
                                                                                                              TRANSACTIONS
                                                                                                                  AND
                                                                                                              REFINANCING
                                                         1993       1994       1995       1996       1997        1997
                                                       --------   --------   --------   --------   --------   -----------
                                                                             (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
  Net sales(1).......................................  $133,422   $131,982   $160,621   $166,951   $165,426    $ 165,426
  Cost of sales......................................   108,279    106,531    120,981    121,631    116,736      116,679
                                                       --------   --------   --------   --------   --------     --------
  Gross profit.......................................    25,143     25,451     39,640     45,320     48,690       48,747
  Selling, general and administrative expenses.......    12,865     13,614     16,673     16,983     17,547       19,029
  Restructuring charge...............................     6,172         --         --         --         --           --
                                                       --------   --------   --------   --------   --------     --------
  Operating income...................................     6,106     11,837     22,967     28,337     31,143       29,718
  Interest expense (income), net.....................     2,118      1,043        397       (481)    (1,162)      20,948
                                                       --------   --------   --------   --------   --------     --------
  Income before income taxes and cumulative effect of
    accounting changes...............................     3,988     10,794     22,570     28,818     32,305        8,770
  Provision for income taxes.........................     1,544      4,213      8,866     11,676     12,467        4,580
                                                       --------   --------   --------   --------   --------     --------
  Income before cumulative effect of accounting
    changes..........................................     2,444      6,581     13,704     17,142     19,838        4,190
  Cumulative effect of accounting changes:
    Income taxes.....................................     5,200         --         --         --         --           --
    Postretirement benefits other than pensions......    (2,564)        --         --         --         --           --
                                                       --------   --------   --------   --------   --------     --------
  Net income.........................................  $  5,080   $  6,581   $ 13,704   $ 17,142   $ 19,838    $   4,190
                                                       ========   ========   ========   ========   ========     ========

BALANCE SHEET DATA (AT END OF PERIOD):
  Cash and cash equivalents..........................  $     79   $    118   $    238   $ 10,126   $ 22,403    $     202
  Working capital(2).................................    13,425     14,596     15,174     18,094     21,438       30,101
  Total assets.......................................    87,388     74,327     73,813     82,957     93,869      307,984
  Total debt.........................................    21,409     13,325        887        241        134      197,722
  Total stockholders' equity.........................    36,862     37,929     43,198     54,790     68,857       43,396
OTHER DATA:
  EBITDA(3)..........................................  $ 13,399   $ 18,577   $ 29,809   $ 35,113   $ 38,024    $  41,539
  Depreciation and amortization......................     7,293      6,740      6,842      6,776      6,881       12,979
  Capital expenditures...............................     3,967      4,583      3,665      7,275      4,546        4,546
  Net cash provided by (used in):
    Operating activities.............................    15,240     18,301     23,581     22,273     23,479       13,187
    Investing activities.............................    (4,239)    (4,949)    (3,412)    (7,299)    (3,104)      (3,104)
    Financing activities.............................   (11,499)   (13,313)   (20,049)    (5,086)    (8,098)      (4,896)
  Cash interest expense(4)...........................     2,128      1,049        624         84         39       21,733
  Ratio of earnings to fixed charges(5)..............       2.7x       9.5x      25.9x      70.3x      81.4x         1.4x
  Tons produced......................................   137,260    136,754    171,727    168,400    155,134      155,134
  Employees..........................................     1,169        931        952        922        910          910
  Employee hours per ton(6)..........................      13.3       10.7        8.7        8.6        9.0          9.0
  Scrap rate(7)......................................       3.3%       2.9%       2.2%       2.0%       2.0%         2.0%

   See accompanying Notes to Selected Consolidated Financial and Other Data.

            NOTES TO SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

(1) Net sales for the years ended March 31, 1993 and 1994 include sales of products manufactured in Plant 1, which was closed in 1994 as part of the Company's strategy to increase its focus on higher volume, complex parts for its industrial customers. The majority of the parts produced in Plant 1 were then discontinued. Plant 1 provided sales of $30.9 million and $4.4 million for the fiscal years ended March 31, 1993 and 1994, respectively.

(2) Working capital represents total current assets (excluding cash and cash equivalents) less total current liabilities (excluding the Revolving Credit Facility and the current portion of long-term debt).

(3) EBITDA represents operating income plus depreciation and amortization. The Company has included information concerning EBITDA because management believes that EBITDA is generally accepted as providing useful information regarding a company's ability to service and/or incur debt. EBITDA should not be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. The Company understands that, while EBITDA is frequently used by securities analysts in the evaluation of companies, EBITDA, as used herein, is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow from operating activities as a measure of liquidity, an alternative to net income as an indicator of the Company's operating performance or an alternative to any other measure of performance in conformity with generally accepted accounting principles.

(4) Cash interest expense is defined as interest expense less amortization of debt issuance costs.

(5) For purposes of the computation, the ratio of earnings to fixed charges has been calculated by dividing (i) income before income taxes and cumulative effect of accounting changes plus fixed charges by (ii) fixed charges. Fixed charges are equal to interest expense plus the portion of the rent expense estimated to represent interest.

(6) Employee hours per ton represents the number of hours worked by hourly employees during this period (excluding supervisory employee hours) divided by the number of tons produced.

(7) The scrap rate is the percentage of castings that are determined to be unusable prior to delivery to customers.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The following unaudited pro forma consolidated financial information (the "Unaudited Pro Forma Financial Information") has been derived by the application of pro forma adjustments, which give effect to the Transactions and the Refinancing, to the Company's historical consolidated financial statements included elsewhere in this Prospectus. The unaudited pro forma consolidated balance sheet gives effect to the Transactions and the Refinancing as if they had occurred on March 31, 1997. The unaudited pro forma consolidated statement of income for the year ended March 31, 1997 gives effect to the Transactions and the Refinancing as if they were consummated on April 1, 1996.

     The Unaudited Pro Forma Financial Information is for comparative purposes only and does not purport to represent what the Company's financial position or results of operations would actually have been had the Transactions and the Refinancing in fact occurred on the assumed dates or to project the Company's financial position or results of operations for any future date or future period. The Unaudited Pro Forma Financial Information should be read in conjunction with the Company's historical consolidated financial statements and related notes included elsewhere in this Prospectus.

     The pro forma adjustments, as described in the accompanying Notes to the Unaudited Pro Forma Consolidated Balance Sheet and Statement of Income, are based on available information and certain assumptions that management believes are reasonable.

     The acquisition of the Company is accounted for under the purchase method of accounting. Assuming the Merger was consummated on March 31, 1997, the Merger Price would have been $258.3 million, which would include (i) a net worth adjustment of $9.1 million at the Closing based on a March 31, 1997 closing, and
(ii) an $11.3 million payment to certain former stockholders of the Company upon consummation of the Merger. The Merger Price reflects the use of approximately $25.3 million of cash on the Company's balance sheet and borrowings under the Revolving Credit Facility of $0.9 million. In addition, there was a repayment of $2.9 million in notes receivable from certain stockholders of the Company prior to the Merger, which reduces the net effect on cash to $22.4 million. The Merger Price has been allocated to the tangible and identifiable intangible assets and to the liabilities based on preliminary estimates of their fair values. However, the allocation of the Merger Price is subject to revision when additional information concerning certain asset valuations is obtained. Management believes that the final allocation of the Merger Price will not materially differ from the preliminary estimated amounts. The Merger Price is subject to a closing date net worth adjustment.

                               NEENAH CORPORATION

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1997

                                              PRO FORMA                          PRO FORMA          PRO FORMA
                                             ADJUSTMENTS         PRO FORMA      ADJUSTMENTS            FOR
                                                 FOR                FOR             FOR           TRANSACTIONS
                              HISTORICAL    TRANSACTIONS       TRANSACTIONS     REFINANCING      AND REFINANCING
                              ----------    -------------      -------------    -----------      ---------------
                                                            (DOLLARS IN THOUSANDS)
                                                     ASSETS
Current assets:
  Cash and cash                               $   2,922(a)
    equivalents.............   $ 22,403         (25,325)(b)      $      --       $     202(g)       $     202
  Accounts receivable.......     21,423                             21,423                             21,423
  Inventories...............     13,956           7,995(c)          21,951                             21,951
  Deferred income taxes and
    other...................      2,726            (401)(c)          2,325                              2,325
                                -------         -------            -------         -------            -------
                                 60,508         (14,809)            45,699             202             45,901
Property, plant and
  equipment.................     31,379          69,821(c)         101,200                            101,200
                                                    925(c)                           1,500(g)
Other assets................      1,982           7,925(d)          10,832          (2,673)(h)          9,659
Identifiable intangible
  assets....................         --          29,245(c)          29,245                             29,245
Goodwill....................         --         121,979(c)         121,979                            121,979
                                -------         -------            -------         -------            -------
         Total assets.......   $ 93,869       $ 215,086          $ 308,955       $    (971)         $ 307,984
                                =======         =======            =======         =======            =======

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Revolving credit
    facility................   $     --       $     886(b)       $     886       $    (886)(g)      $      --
  Accounts payable..........      8,497                              8,497                              8,497
  Income taxes payable
    (refundable)............        573                                573          (1,069)(h)           (496)
  Other current
    liabilities.............      7,597                              7,597                              7,597
  Current portion of long-
    term debt...............        134           5,000(e)           5,134          (5,000)(g)            134
                                -------         -------            -------         -------            -------
                                 16,801           5,886             22,687          (6,955)            15,732
Long-term debt, including
  unamortized premium of                                                            47,588(g)
  $2,588....................         --         190,000(e)         190,000         (40,000)(g)        197,588
Post-retirement benefit
  obligations...............      5,667            (243)(c)          5,424                              5,424
Deferred income taxes.......      2,544          43,300(c)          45,844                             45,844
                                -------         -------            -------         -------            -------
         Total
           liabilities......     25,012         238,943            263,955             633            264,588
                                                  2,922(a)
                                                (71,779)(c)
Stockholders' equity........     68,857          45,000(f)          45,000          (1,604)(h)         43,396
                                -------         -------            -------         -------            -------
         Total liabilities
           and stockholders'
           equity...........   $ 93,869       $ 215,086          $ 308,955       $    (971)         $ 307,984
                                =======         =======            =======         =======            =======

   See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet.

                               NEENAH CORPORATION

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

(a) Adjustment to reflect repayment of $2,922 notes receivable from owners (reported as a reduction from stockholders' equity in the historical balance sheet) prior to the closing of the Transactions.

(b) Adjustment to reflect the net effect of the Transactions (decrease in cash and cash equivalents of $25,325 and increase in borrowings under the Revolving Credit Facility of $886), as follows:

            Proceeds from Term Loans and Senior Subordinated Notes..............   $ 195,000
            Proceeds from Equity Contribution...................................      45,000
            Purchase price:
                 Merger Consideration................................  $(236,840)
                 Closing date net worth adjustment...................     (9,103)
                 Former Stockholder Payment..........................    (11,336)
                                                                       ---------
                                                                                    (257,279)
                 Acquisition costs...................................                 (1,007)
            Financing costs.....................................................      (7,925)
                                                                                   ---------
                                                                                   $ (26,211)
                                                                                   =========

(c) Adjustment to reflect the push-down of the $258,286 Merger Price (which includes the acquisition costs) to the assets and liabilities of the Company, allocated as follows:

            Book value of Company as of March 31, 1997
              ($68,857 + $2,922(1))..................................  $ 71,779
            Fair value adjustments(2):
              Write-up inventories(3)................................     7,995
              Eliminate other current assets repaid at closing.......      (401)
              Write-up property, plant and equipment(4)..............    69,821
              Write-up net pension asset.............................       925
              Record identifiable intangible assets(5)...............    29,245
              Reduce post-retirement benefit obligations.............       243
              Record deferred income taxes(6)........................   (43,300)
              Residual -- goodwill(7)................................   121,979
                                                                       ---------
                                                                       $258,286
                                                                       =========

     --------------------
     (1) Add back notes receivable from owners (repaid prior to the Closing), which is shown as a reduction from stockholders' equity in the historical balance sheet.

     (2) For all other recorded assets and liabilities of the Company, the historical book values were estimated to approximate their fair values at the balance sheet date.

     (3) Net effect of changing inventory costing method from last in, first out to fair value.

     (4) The fair value of property, plant and equipment was based on outside appraisals completed in connection with the Transactions. The write-up has been allocated to the fixed asset categories as shown below. The remaining economic useful lives used in depreciating the new basis of the depreciable fixed assets are also indicated:

                                                                                       REMAINING ECONOMIC
                                                              ALLOCATED EXCESS             USEFUL LIFE
                                                             ------------------       ---------------------
                Land.......................................       $     53                     N/A
                Buildings and improvements.................          1,995               10 to 35 years
                Machinery and equipment....................         45,373                7 to 20 years
                Municipal patterns.........................         22,400                  15 years
                                                                  --------
                                                                  $ 69,821
                                                             ===============

     (5) The fair value of identifiable intangible assets was based on an outside valuation. The identifiable intangible assets and the estimated useful lives are as follows:

                                                                                 FAIR          ESTIMATED
                                                                                VALUE         USEFUL LIFE
                                                                             ------------    -------------
                  Customer lists..........................................     $ 14,200         10 years
                  Trade names.............................................       11,700         40 years
                  Assembled work force....................................        2,050         15 years
                  Internally prepared materials...........................        1,025         10 years
                  Patents.................................................          270         15 years
                                                                                -------
                                                                               $ 29,245
                                                                                =======

     (6) Deferred income taxes were calculated at 40% of all fair value adjustments except for goodwill since there is no step-up in basis of assets or liabilities for income tax purposes resulting from the Transactions.

     (7) An amortization period of 40 years will be used for goodwill because the period expected to be benefited exceeds 40 years.

(d) Adjustment to record the estimated financing costs of $7,925. The amount is being amortized using the interest method over the term of the related debt.

(e)  Adjustment to record the debt used to finance the acquisition of the
     Company:

            Term Loans
              Tranche A Term Loan...........................  $20,000
              Tranche B Term Loan...........................   25,000
                                                               ------
                                                                        $ 45,000
            Senior Subordinated Notes due 2007.......................    150,000
                                                                        --------
                                                                        $195,000
                                                                        ========

(f) Adjustment to record the $45,000 Equity Contribution to the Company by Holdings.

(g) Adjustment to reflect the net effect of the Refinancing on cash and cash equivalents and borrowings under the Revolving Credit Facility, as follows:

            Proceeds from Notes                                         $47,588
                                                                        =======
            Uses:
            Repay Term Loans                                            $45,000
            Repay borrowings under Revolving Credit Facility                886
            Financing costs                                               1,500
            Cash for working capital                                        202
                                                                        -------
                                                                        $47,588
                                                                        =======

      The premium of $2,588 resulting from the issuance of the Notes at 105.75% will be amortized using the interest method over the term of the related debt. The estimated financing costs of $1,500 will be amortized using the interest method over the term of the related debt.

(h) Adjustment to write-off the financing costs of $2,673 related to the Term Loans, net of taxes of $1,069.

                               NEENAH CORPORATION

              UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                           YEAR ENDED MARCH 31, 1997

                                        PRO FORMA                        PRO FORMA           PRO FORMA
                                       ADJUSTMENTS        PRO FORMA     ADJUSTMENTS             FOR
                                           FOR               FOR            FOR            TRANSACTIONS
                          HISTORICAL   TRANSACTIONS      TRANSACTIONS   REFINANCING       AND REFINANCING
                          ----------   -----------       ------------   -----------       ---------------
                                                      (DOLLARS IN THOUSANDS)
Net sales...............  $  165,426                      $  165,426                         $ 165,426
Cost of sales...........    (116,736)   $      57(a)        (116,679)                         (116,679)
                           ---------     --------          ---------                         ---------
Gross profit............      48,690           57             48,747                            48,747
Selling, general and                           22(a)
  administrative                           (5,019)(b)
  expenses..............     (17,547)       3,515(c)         (19,029)                          (19,029)
                           ---------     --------          ---------                         ---------
Operating income........      31,143       (1,425)            29,718                            29,718
Interest income
  (expense), net........       1,162      (21,527)(d)        (20,365)      $(583)(f)           (20,948)
                           ---------     --------          ---------       -----             ---------
Income before income
  taxes and
  extraordinary item....      32,305      (22,952)             9,353        (583)                8,770
Provision for income
  taxes.................     (12,467)       7,663(e)          (4,804)        224(g)             (4,580)
                           ---------     --------          ---------       -----             ---------
Income before
  extraordinary item....  $   19,838    $ (15,289)        $    4,549       $(359)            $   4,190
                           =========     ========          =========       =====             =========

See accompanying Notes to Unaudited Pro Forma Consolidated Statement of Income.

                               NEENAH CORPORATION

         NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                             (DOLLARS IN THOUSANDS)

(a) Adjustment to reflect depreciation expense based on the new basis and remaining economic useful lives of the Company's property, plant and equipment, as follows:

                                                                         YEAR ENDED
                                                                       MARCH 31, 1997
                                                                   -----------------------
                                                                   COST OF SALES     SG&A
                                                                   -------------     -----
     Historical depreciation (accelerated and straight line
       methods)..................................................     $(6,723)       $(158)
     New basis depreciation (straight line method)...............       6,666          136
                                                                      -------        -----
                                                                      $   (57)       $ (22)
                                                                      =======        =====

(b) Adjustment to record in selling, general and administrative expenses, the amortization of the identifiable intangible assets and residual goodwill, calculated as follows:

                                                                             YEAR ENDED
                                                                           MARCH 31, 1997
                                                                           --------------
     Intangible assets...................................................      $1,970
     Goodwill............................................................       3,049
                                                                               ------
                                                                               $5,019
                                                                               ======

(c) Adjustment to reduce selling, general and administrative expenses for the compensation expense (salary, bonuses, and benefits) relating to the four executives (Edmund W. Aylward, Jr., Andrew A. Aylward, Thomas R. Franklin, and James P. Keating, Jr.) who did not continue with the Company after the Transactions. Compensation expense relating to replacement executives, including additional compensation to current employees who will assume new responsibilities, is included based on planned employment arrangements. Messrs. E.W. Aylward and A.A. Aylward resigned from their positions in connection with the consummation of the Transactions. Mr. Franklin retired on February 28, 1997. Mr. Keating's employment agreement terminated on June 30, 1997. James K. Hildebrand has been named chief executive officer of the Company. The responsibilities of the other three executives not continuing with the Company were assumed by current employees.

     Compensation expense related to four executives not continuing with
       the Company.........................................................    $ (4,015)
     Compensation expense related to replacement executive.................         120
     Additional compensation expense for current employees who assumed
       additional responsibilities.........................................         380
                                                                                -------
                                                                               $ (3,515)
                                                                                =======

(d) Adjustment to record interest expense and amortization of deferred financing costs on the debt incurred to finance the Transactions, calculated as follows:

                                                                             YEAR ENDED
                                                                           MARCH 31, 1997
                                                                           --------------
     Tranche A Term Loan ($20,000 @ 8.25%).............................       $  1,526
     Tranche B Term Loan ($25,000 @ 8.75%).............................          2,155
     Series A Senior Subordinated Notes due 2007 ($150,000 @
       11.125%)........................................................         16,688
                                                                               -------
                                                                                20,369
     Amortization of deferred financing costs..........................          1,158
                                                                               -------
                                                                              $ 21,527
                                                                               =======

     The interest expense amounts are based on quarterly principal payments of $1,000 and $250 for the Tranche A and Tranche B Term Loans, respectively.

(e) Adjustment to record the tax effect on the above adjustments using the marginal effective income tax rate of 38.5%. All adjustments were tax-effected except for goodwill amortization.

(f) Adjustment to record interest expense and amortization of deferred financing costs on the debt incurred to refinance the Term Loans, calculated as follows:

     Series C Senior Subordinated Notes due 2007 ($45,000 @ 11.125%).........  $ 5,006
     Amortization of premium of $2,588 on Series C Senior Subordinated
       Notes.................................................................     (259)
     Eliminate interest expense on Term Loans................................   (3,681)
                                                                                ------
                                                                                 1,066
     Amortization of deferred financing costs on Series C Senior Subordinated
       Notes due 2007........................................................      150
     Eliminate amortization of deferred financing costs on Term Loans........     (633)
                                                                                ------
                                                                               $   583
                                                                                ======

(g) Adjustment to record the tax effect on the above adjustments using the marginal effective income tax rate of 38.5%.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of financial condition and results of operations covers periods before consummation of the Transactions and the Refinancing. The following information should be read in conjunction with "Selected Consolidated Financial and Other Data," "Unaudited Pro Forma Consolidated Financial Information," and the consolidated financial statements and the notes thereto included elsewhere in this Prospectus.

GENERAL

     Historically, the Company's net sales have been derived primarily from sales of heavy municipal and industrial iron castings, which represented 43% and 53%, respectively, of the Company's net sales for the year ended March 31, 1997. In addition, the Company sells sand control systems and other related products, which represented 4% of net sales for the year ended March 31, 1997. Sales to the heavy municipal market have produced, and continue to produce, significantly higher gross profit margins than sales to the industrial market.

     Since 1985, the Company has invested approximately $100 million in its facilities, with approximately $73 million invested in a major plant modernization program from 1985 to 1990. This plant modernization program was a critical part of a long-term strategy to produce higher value-added castings for its existing industrial customers and to penetrate other selected segments of that market, while preserving its position as the leader in the heavy municipal market. This modernization program entailed the closing of the Company's oldest foundry, Plant 1, and the updating of the Company's other two foundries, Plants 2 and 3. Plant 1 was closed due to its age and the significant investment required to keep it competitive with more modern mold technology. Plants 2 and 3 were updated with four new molding lines to enable the Company both to produce higher volume, complex castings for selected industrial segments, and to improve the Company's cost position in the heavy municipal market. Following the completion of the modernization program, the Company has steadily decreased its production of lower margin products such as axle covers and brake drums and increased the production of more complex, higher value-added parts such as transmission housings and axle housings. In 1996, the Company began to introduce what it calls "lightweighted" castings to the municipal market. These lightweighted castings have been reengineered in order to reduce both their weight and the amount of raw materials necessary for their manufacture, while maintaining the high quality performance characteristics of the heavier version of the casting. This improvement in the design and manufacture of municipal castings has resulted in lower material costs and improved margins for this product line. The impact of lightweighted parts on operating results has generally been lower tons produced, equal or higher unit volumes, higher prices per ton, lower raw material costs and improved margins.

     From 1992 to 1997, the Company's net sales increased from $116.5 million to $165.4 million, representing a compound annual growth rate of 7.3%, and operating income increased from $6.2 million to $31.1 million, representing a compound annual growth rate of 38.1%. The Company's net sales during this period have been driven primarily by the Company's increased market penetration in selected products in the medium- and heavy-duty and farm equipment markets, by increased market demand in the medium- and heavy-duty truck market and, to a lesser extent, increased heavy municipal market sales. The Company's increase in operating income during this period was largely the result of improvements in industrial products and, to a lesser extent, municipal products. Operating income attributable to industrial castings increased primarily due to higher production volume, an improved product mix, improved pricing and increased efficiency in operating its manufacturing equipment, while operating income attributable to municipal castings increased primarily due to improved pricing and the effects of the lightweighted casting program. In addition, the Company's operating income increased due to increased operating leverage.

RESULTS OF OPERATIONS

     The following table sets forth for the periods shown certain statement of income data expressed as a percentage of net sales:

                                                                  FISCAL YEAR ENDED MARCH
                                                                            31,
                                                                 -------------------------
                                                                 1995      1996      1997
                                                                 -----     -----     -----
    Net sales:
      Municipal sales........................................     43.9%     41.6%     43.1%
      Industrial sales.......................................     53.2      55.2      53.4
      Hartley Controls sales.................................      2.9       3.2       3.5
                                                                 -----     -----     -----
    Total net sales..........................................    100.0     100.0     100.0
    Cost of sales............................................     75.3      72.9      70.6
                                                                 -----     -----     -----
    Gross profit.............................................     24.7      27.1      29.4
    Selling, general and administrative......................     10.4      10.1      10.6
                                                                 -----     -----     -----
    Operating income.........................................     14.3%     17.0%     18.8%
                                                                 =====     =====     =====

  COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1997 TO FISCAL YEAR ENDED MARCH 31, 1996

     Net Sales. Net sales were $165.4 million for the year ended March 31, 1997, a decrease of $1.6 million, or 0.9%, from $167.0 million for the year ended March 31, 1996. Net sales of industrial castings decreased $3.9 million, or 4.2%, to $88.3 million. The decrease in industrial casting sales was primarily the result of a decision by the Company to discontinue its production of certain lower margin brake components, which resulted in a 9,600 ton decrease in tons produced compared to the year earlier period, and, to a lesser extent, reduced demand for casting products in the medium- and heavy-duty truck market. Net sales of municipal castings increased $1.9 million, or 2.7%, to $71.3 million, primarily due to increased pricing. Hartley Controls net sales grew $0.4 million, or 7.4%, to $5.8 million, principally due to increased volume of equipment sales.

     Gross Profit. Gross profit was $48.7 million for the year ended March 31, 1997, an increase of $3.4 million, or 7.5%, from $45.3 million for the year ended March 31, 1996. Gross profit as a percentage of net sales increased to 29.4% for the year ended March 31, 1997, from 27.1% for the year ended March 31, 1996. The increase in gross profit as a percentage of net sales was due mainly to improved product mix in the industrial product line and greater overall plant efficiency. Gross profit percentage also improved due to the continued effect of the lightweighted municipal casting program.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $17.5 million for the year ended March 31, 1997, an increase of $0.5 million, or 2.9%, from $17.0 million for the year ended March 31, 1996. As a percentage of net sales, selling, general and administrative expenses increased to 10.6% for the year ended March 31, 1997, from 10.1% for the year ended March 31, 1996. Approximately $0.2 million of the increase in selling, general and administrative expenses was due to a non-recurring charitable contribution and approximately $0.9 million of the increase was due to increased compensation and benefits to officers of the Company who resigned at Closing. Excluding the effects of estimated nonrecurring officer compensation and benefits and the charitable contribution, selling, general and administrative expenses, as a percentage of net sales, decreased slightly to 8.3% for the year ended March 31, 1997, from 8.4% for the year ended March 31, 1996.

     Operating Income. Operating income increased to $31.1 million for the year ended March 31, 1997, an increase of $2.8 million or 9.9% from $28.3 million for the year ended March 31, 1996. As a percentage of net sales, operating income increased to 18.8% for the year ended March 31, 1997, from 17.0% for the year ended March 31, 1996. The improvement in operating income was achieved primarily for the reasons discussed above.

  COMPARISON OF FISCAL YEAR ENDED MARCH 31, 1996 TO FISCAL YEAR ENDED MARCH 31, 1995

     Net sales. Net sales were $167.0 million for the year ended March 31, 1996, an increase of $6.4 million, or 4.0%, from $160.6 million for the year ended March 31, 1995. Net sales of industrial castings grew $6.6 million, or 7.7%, to $92.2 million. The increase in industrial sales was primarily due to improved pricing while sales volume remained stable. The improved pricing for industrial castings was mainly the result of a better industrial product mix as the Company increased its sales of more complex, value-added industrial castings. Net sales of municipal castings decreased $1.0 million, or 1.4%, to $69.4 million, due to a decrease in unit volume, which was partially offset by improved pricing. The decrease in municipal castings volume was principally due to artificially high sales in fiscal 1995 resulting from weather conditions. Fiscal 1995 net sales were affected by poor winter weather in January to March 1994 which resulted in the postponement of certain sales from fiscal 1994 to fiscal 1995, and mild weather from January to March 1995 which resulted in the acceleration of sales from fiscal 1996 to fiscal 1995. Total production volume in tons decreased more significantly than unit volume for municipal sales because of the effect of the lightweighted casting program. See "-- General." Hartley Controls net sales grew $0.8 million, or 17.4%, to $5.4 million, principally due to increased volume of equipment sales.

     Gross Profit. Gross profit was $45.3 million for the year ended March 31, 1996, an increase of $5.7 million, or 14.4%, from $39.6 million for the year ended March 31, 1995. Gross profit as a percentage of net sales increased to 27.1% for the year ended March 31, 1996, from 24.7% for the year ended March 31, 1995. The continued improvement in gross profit, as a percentage of net sales, was due to the combined effect of margin improvements in both the industrial and municipal product lines. Industrial castings gross profit percentage improved due to the shift to a more profitable product mix and improved efficiency in plant operations. Municipal castings gross profit percentage improved largely due to the effect of implementing the lightweighted casting program and an increase in selling prices.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses were $17.0 million for the year ended March 31, 1996, an increase of $0.3 million, or 1.8%, from $16.7 million for the year ended March 31, 1995. As a percentage of net sales, selling, general and administrative expenses decreased slightly to 10.1% for the year ended March 31, 1996, from 10.4% for the year ended March 31, 1995. Approximately $0.1 million of the increase in selling, general and administrative expense was due to increased compensation and benefits to officers of the Company who resigned at Closing. Excluding the effects of estimated nonrecurring executive compensation and benefits, selling, general and administrative expenses, as a percentage of net sales, decreased to 8.4% from 8.6% for the year ended March 31, 1995, primarily due to the spreading of fixed expenses over a greater volume of sales.

     Operating Income. Operating income increased to $28.3 million for the year ended March 31, 1996, an increase of $5.3 million, or 23.0%, from $23.0 million for the year ended March 31, 1995. As a percentage of net sales, operating income increased to 17.0% for the year ended March 31, 1996, from 14.3% for the year ended March 31, 1995. The improvement in operating income was achieved primarily for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity needs will arise primarily from debt service on indebtedness incurred in connection with the Transactions and the Refinancing, working capital needs and the funding of capital expenditures. At March 31, 1997, on a pro forma basis after giving effect to the Transactions, the Company's consolidated indebtedness would have been approximately $197.7 million (excluding $0.6 million of outstanding letters of credit), consisting of $150.0 million of the Series A Notes, $47.6 million of the Notes (including unamortized premium of $2.6 million) and $0.1 million of Senior Indebtedness (consisting of capital lease obligations). As of July 1, 1997, after giving effect to the Transactions and the Refinancing, and the application of the net proceeds therefrom, the Company and the Guarantor Subsidiaries would have had outstanding $0.1 million (excluding $0.6 million of outstanding letters of credit) aggregate principal amount of Senior Indebtedness (all of which is Secured Indebtedness), $197.6 million aggregate amount of Senior Subordinated Indebtedness including the indebtedness represented by the Notes and no indebtedness that is subordinate or junior in right of payment to the indebtedness represented by the Notes. The degree to which the Company is leveraged could have a significant effect on its results of operations.

     Principal and interest payments under the Revolving Credit Facility, the Series A Notes and the Notes will represent significant liquidity requirements for the Company. Borrowings under the Revolving Credit Facility bear interest at variable interest rates and are subject to a borrowing base. The Credit Agreement for the Senior Bank Facilities imposes restrictions on the Company's ability to make capital expenditures and both the Credit Agreement and the Indenture governing the Notes limit the Company's ability to incur additional indebtedness. Such restrictions, together with the highly leveraged nature of the Company, could limit the Company's ability to respond to market conditions, to meet its capital spending program, to provide for unanticipated capital investments or to take advantage of business opportunities. The covenants contained in the Credit Agreement also, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur guarantee obligations, prepay the Notes or amend the Indenture, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by the Company, make capital expenditures or engage in certain transactions with affiliates, and otherwise restrict corporate activities. The covenants in the Indenture also impose restrictions on the operations of the Company's businesses. See "Risk Factors -- Restrictive Loan Covenants." "Description of Notes," and "Description of Senior Bank Facilities."

     For the fiscal years ended March 31, 1995, 1996 and 1997, the Company's capital expenditures were $3.7 million, $7.3 million and $4.5 million, respectively. The $3.6 million increase in capital expenditures for the fiscal year ended March 31, 1996 from the comparable period for 1995 was primarily the result of the expansion of the cooling capabilities of two of the Company's production lines. Of the $4.5 million of capital expenditures in 1997, an estimated $4.0 million was attributable to maintenance of capital equipment. The Company currently plans to make capital expenditures of approximately $6.0 million in the fiscal year ended March 31, 1998, exclusive of any acquisitions. While a component of the Company's strategy is to make selective acquisitions in the foundry industry, it currently has no agreements relating to any acquisitions.

     The Company's principal source of cash to fund its liquidity needs will be net cash from operating activities and borrowings under the Revolving Credit Facility. Net cash from operating activities for the year ended March 31, 1997 was $23.5 million, an increase of $1.2 million from $22.3 million for the year ended March 31, 1996, primarily as a result of an increase in net income. Net cash from operating activities for the year ended March 31, 1996 of $22.3 million represented a decrease of $1.3 million from $23.6 million in the comparable period of 1995, primarily as a result of a net increase in working capital (excluding cash and cash equivalents) during 1996 partially offset by greater net income in 1996.

     At March 31, 1997, on a pro forma basis after giving effect to the Transactions, the Refinancing, and the application of the proceeds therefrom, as well as borrowing base limitations and $0.6 million of outstanding letters of credit, the Company estimates that it would have had the ability to borrow approximately $24.5 million under the Revolving Credit Facility. Amounts under the Revolving Credit Facility may be used for working capital and general corporate and other purposes, subject to certain limitations under the Senior Bank Facilities. The Company is currently negotiating an amendment to the Senior Bank Facilities which, if adopted, would (i) increase the borrowings available under the Revolving Credit Facility to the Company from $30.0 million to $50.0 million and (ii) eliminate all borrowing base limitations from the current Revolving Credit Facility. See "Summary -- Amendment to Senior Bank Facilities." The Company believes that cash generated from operations, together with the amounts available under the Revolving Credit Facility, will be adequate to meet its debt service requirements, anticipated capital expenditures and working capital needs for the foreseeable future, although no assurance can be given in this regard. The Company also believes that such resources, together with the potential future use of debt or equity financing, will allow the Company to pursue its strategic goal of making selective acquisitions. The Company's future operating performance and ability to service or refinance the Notes and to extend or refinance the Senior Bank Facilities will be subject to future economic conditions and to financial, business and other factors, many of which are beyond the Company's control.

RAW MATERIALS

     Although the prices of all raw materials used by the Company vary, the fluctuations in the price of steel scrap are the most significant to the Company. The Company has arrangements with most of its industrial customers which require the Company to adjust industrial casting prices to reflect scrap price fluctuations. In periods of rapidly rising or falling scrap prices, these adjustments will lag the current scrap price because they are generally based on average market prices for prior periods, which periods vary by customer but are generally no longer than six months. Castings are generally sold to the heavy municipal market on a bid basis and, after a bid is won, the price for the municipal casting subject to the bid generally cannot be adjusted for raw material price increases. However, in most cases the Company has been successful in obtaining higher municipal casting unit prices in subsequent bids to compensate for rises in scrap prices in prior periods. Rapidly fluctuating scrap prices may have a temporary adverse or positive effect on the Company's results of operations.

INFLATION

     The Company does not believe that inflation has had a material impact on its financial position or results of operations during the three years ended March 31, 1997.

CYCLICALITY AND SEASONALITY

     The Company has historically experienced moderate cyclicality in the heavy municipal market. Sales of municipal products are influenced by, among other things, public spending. In the industrial market, the Company has experienced cyclicality in sales resulting from fluctuations in the medium-and heavy-duty truck market and the farm equipment market, which are subject to general economic trends.

     The Company experiences seasonality in its municipal business where sales tend to be higher during the construction season, which occurs during the warmer months, generally the first and second quarters of the Company's fiscal year. Seasonal weather can also impact the Company's net sales from year to year, as warmer weather conditions in the months of January through March of any given year can allow shipments during that time which would normally occur in the subsequent fiscal year. The Company maintains level production throughout the year in anticipation of such seasonality and does not experience production volume fluctuations as a result. The Company builds inventory in anticipation of the construction season with such inventories reaching a peak near the end of its fiscal year in March. The Company has not historically experienced seasonality in industrial casting sales.

                                 EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

     Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes which are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New
York City time, on             ; provided, however, that if the Company has
extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer is extended.

     As of the date of this Prospectus, $45.0 million aggregate principal amount of the Old Notes are outstanding. This Prospectus, together with the Letter of
Transmittal, is first being sent on or about             , to all holders of Old
Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "-- Certain Conditions to the Exchange Offer" below.

     The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for any exchange of any Old Notes, by giving notice of such extension to the holders thereof. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

     The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "-- Certain Conditions to the Exchange Offer." The Company will give notice of any extension, amendment, non-acceptance or termination to the holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

     The tender to the Company of Old Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to United States Trust Company of New York (the "Exchange Agent") at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date. In addition, either (i) certificates for such Old Notes must be received by the Exchange Agent along with the Letter of Transmittal or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date, or the holder must comply with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE

ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

     Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange pursuant thereto are tendered (i) by registered holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm that is a member or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program or by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by, the registered holder with the signature thereon guaranteed by an Eligible Institution.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date. The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification. The Exchange Offer is subject to certain customary conditions relating to compliance with any applicable law, or any applicable interpretation by any staff of the Commission, or any order of any governmental agency or court of law. See "--Certain Conditions of the Exchange Offer."

     If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to do so must be submitted.

     By tendering, each holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the holder and any beneficial holder, that neither the holder nor any such beneficial holder has an arrangement or understanding with any person to participate in the distribution of such New Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company. If the holder is a broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer, it must acknowledge that it acquired the Old Notes for its own account as the result of market-making activities or other trading activities, and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

     For each Old Note accepted for exchange, the holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral and written notice thereof to the Exchange Agent.

     In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's accountant the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering holder thereof (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration of the Exchange Offer.

BOOK-ENTRY TRANSFER

     Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent" on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

GUARANTEED DELIVERY PROCEDURES

     If a registered holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and Notice of Guaranteed Delivery, substantially in the form provided by the Company (by telegram, telex, facsimile and transmission, mail or hand delivery), setting forth the name and address of the holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered Old Notes, in proper form for transfer or a confirmation of book-entry transfer of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility (a "Book-Entry Confirmation"), as the case may be, and any other documents required by the letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five NYSE trading days after the date of execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

     Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time on the business day prior to the Expiration Date. For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at one of the addresses set forth below under "Exchange Agent." Any such notice of withdrawal must specify the name of the person having tendered the Old Notes to be withdrawn, identify the Old Notes to be withdrawn (including the principal amount of such Old Notes), and (where certificates for Old Notes have been transmitted) specify the name in which such Old Notes are registered, if different from that of the withdrawing holder. If certificates for Old Notes have been delivered or otherwise identified to the Exchange Agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial number of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an Eligible Institution unless such holder is an Eligible Institution. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book entry transfer described above, such Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Old Notes" above at any time on or prior to the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer if at any time before the Expiration Date, the Company determines that the Exchange Offer violates applicable law, any applicable interpretation of the staff of the Commission or any order of any governmental agency or court of competent jurisdiction.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its reasonable discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

     In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if prior to the Expiration Date any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the "TIA"). In any such event, the Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

EXCHANGE AGENT

     United States Trust Company of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                            United States Trust
                            Company of New York
                            114 West 47th Street
                            New York, NY 10036

                            Via Facsimile: (212) 852-1626
                            Confirm by Telephone: (212) 852-1614
                            For Information: (212) 858-2103

     DELIVERY OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID
DELIVERY.

FEES AND EXPENSES

     The Company will not make any payments to brokers, dealers or other soliciting acceptances of the Exchange Offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by officers and employees of the Company.

     The expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs among others.

ACCOUNTING TREATMENT

     The New Notes will be recorded at the same carrying value as the Old Notes, which is the principal amount as reflected in the Company's accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The expenses of the Exchange Offer will be capitalized for accounting purposes.

TRANSFER TAXES

     Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

CONSEQUENCES OF FAILURE TO EXCHANGE; RESALES OF NEW NOTES

     Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities law. Old Notes not exchanged pursuant to the Exchange Offer will continue to accrue interest at 11 1/8% per annum and will otherwise remain outstanding in accordance with their terms. Holders of Old Notes do not have any appraisal or dissenters' rights under the Delaware General Corporation Law in connection with the Exchange Offer. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. To the extent that Old Notes are exchanged for New Notes, the market for the Old Notes may be adversely affected. The Company does not currently anticipate that it will register the Old Notes under the Securities Act. However, (i) if the Initial Purchasers so request with respect to Old Notes not eligible to be exchanged for New Notes in the Exchange Offer and held by them following consummation of the Exchange Offer or (ii) if any holder of Old Notes is not eligible to participate in the Exchange Offer, or, in the case of any holder of Old Notes that participates in the Exchange Offer, does not receive freely tradable New Notes in exchange for Old Notes, the Company is obligated to file a Registration Statement on the appropriate form under the Securities Act relating to the Old Notes held by such persons.

     Based on certain interpretive letters issued by the staff of the Commission to third parties in unrelated transactions, it is the Company's view that New Notes issued pursuant to the Exchange Offer may be offered for resale, resold or otherwise transferred by holders thereof (other than (i) any such holder which is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act or (ii) any broker-dealer that purchases Notes form the Company to resell pursuant to Rule 144A or any other available exemption) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes are acquired in the ordinary course of such holders' business and such holders have no intention, or any arrangement or understanding with any person, to participate in the distribution of such New Notes. If any holder has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. A broker-dealer who holds Old Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes. Each such broker-dealer that acquired New Notes as a result of market-making activities or other trading activities, must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

     In addition, to comply with the securities laws of certain jurisdictions, if applicable, the New Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the New Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Notes reasonably requests in writing.

                                    BUSINESS

OVERVIEW

     The Company, founded in 1872, is one of the largest manufacturers of a wide range of high quality ductile and gray iron castings for the heavy municipal market and selected segments of the industrial market. The Company believes it is the largest manufacturer of heavy municipal iron castings in the United States with approximately a 19% market share in calendar year 1996. The Company's broad range of heavy municipal iron castings includes manhole covers and frames, storm sewer frames and grates, heavy duty airport castings, specialized trench drain castings, specialty flood control castings and ornamental tree grates. These municipal castings are sold throughout the United States to state and local government entities, utility companies, precast concrete manhole structure producers and contractors for both new construction and infrastructure replacement. The municipal market generated approximately 43% of the Company's 1997 net sales. The Company believes it is also a leading manufacturer of a wide range of complex industrial castings, including castings for medium- and heavy-duty truck drive line components, a broad range of castings for the farm equipment industry and specific components for compressors used in heating, ventilation and air conditioning systems ("HVAC"). The industrial market generated approximately 53% of the Company's 1997 net sales. In addition, the Company engineers, manufactures and sells customized sand control systems and related products, which are an essential part of the casting process, to other iron foundries. Sales of these sand control systems and related products represented approximately 4% of the Company's 1997 net sales.

     The Company currently operates two modern foundries with an annual aggregate rated capacity of approximately 187,000 tons at a single site in Neenah, Wisconsin. Since 1985, the Company has invested approximately $100 million in its production facilities, with approximately $73 million invested in a major plant modernization program from 1985 to 1990. This plant modernization program was a critical part of a long-term strategy to produce higher volume, value-added castings for its existing industrial customers and to penetrate other selected segments of the industrial market, while preserving its position as the leader in the heavy municipal market. This modernization program entailed the closing of the Company's oldest foundry, Plant 1, and the updating of the Company's other two foundries, Plants 2 and 3, which enabled the Company both to produce higher volume, complex castings for selected industrial segments and to improve the Company's cost position in the heavy municipal market. Following the completion of the modernization program, the Company has steadily decreased its production of lower margin products such as axle covers and brake drums and increased the production of higher margin, more complex parts such as transmission and axle housings. As a result of this strategy, the Company's ongoing improvements in its manufacturing process and increased demand for medium- and heavy-duty truck components, net sales and EBITDA (as defined) have increased substantially. From 1992 to 1997, net sales have grown from $116.5 million to $165.4 million, representing a compound annual growth rate of 7.3%, and EBITDA has grown from $13.4 million to $38.0 million during the same period, representing a compound annual growth rate of 23.2%.

INDUSTRY

     The United States casting industry includes products made from gray, malleable and ductile iron, aluminum, steel and various other metals, each with different underlying structural and performance properties such as strength, durability and weight. Gray iron, the oldest and most widely used cast iron, is readily cast into intricate shapes that are easily machined and wear resistant. Malleable iron, the least used form of iron, is stronger than gray iron and is more costly than either gray or ductile iron. Ductile iron is also readily cast into intricate shapes, and due to the addition of alloys during the casting process, has greater strength and ductility than gray iron. As a result, ductile iron is used as a higher-strength substitute for gray iron and a lower-cost substitute for malleable iron and, in certain applications, steel. The Company manufactures both gray and ductile iron which it sells into two broad end markets, the municipal and industrial markets.

     The municipal market consists of the heavy municipal market and the water works market. The heavy municipal market is composed of "standard" castings (consisting primarily of storm and sanitary sewer castings including manhole covers and frames and storm sewer frames and grates), and "specialty" castings (consisting primarily of heavy duty airport castings, trench drain castings, flood control castings, special manhole and inlet castings and ornamental tree grates). The water works market consists of certain pipe fittings, valves and fire hydrants. The Company competes in the heavy municipal market and does not participate in the water works market. The industrial market includes segments such as car/light truck, medium- and heavy-duty truck, farm equipment and HVAC. Of these, the Company primarily provides parts to the medium- and heavy-duty truck, farm equipment and, to a lesser extent, HVAC segments. Since 1986, the industrial market has steadily increased its demand for ductile iron due to its superior performance properties such as strength, ductility and resistance to stress and mechanical shock. The heavy municipal market utilizes gray iron for the overwhelming majority of the parts it requires because gray iron continues to be the most cost-effective material for most municipal applications.

     The United States iron foundry industry is highly fragmented despite significant consolidation over the past decade. In 1986, there were approximately 880 foundries engaged in the casting of gray, ductile and malleable irons, with an aggregate capacity of approximately 15 million tons according to Stratecasts, Inc. a foundry industry research and consulting organization. By 1996, the number of iron foundries had decreased to approximately 730, with an aggregate capacity of approximately 13 million tons, with further consolidation expected to take place. Many smaller foundries have closed due to the increasing cost of complying with environmental and other governmental regulations and their inability to satisfy the increasing demand for higher quality, more complex castings. Due to capacity achieved through consolidation and technological advancements, the output per remaining foundry has risen.

     In the heavy municipal market, a significant share of the market is served by a few large foundries, including the Company. Foreign competition, particularly from India, which had a strong presence in the heavy municipal market in the past, has receded over the last 18 months as a result of both antidumping and countervailing duty litigation and increasingly stringent emission controls in such countries. Such foreign competition, which continues to be a factor in the heavy municipal market, is primarily present in the western and eastern coastal states due in part to the costs associated with transportation. The industrial market has experienced substantial change over the last 20 years due to two major initiatives by industrial original equipment manufacturers and their first tier suppliers. The first, outsourcing, has meant the closing of automotive and other captive foundries as OEMs and their first tier suppliers focus on core businesses and take advantage of specialized skills and lower manufacturing and labor costs of independent foundries. Second, OEMs and their first tier suppliers are reducing the number of suppliers with whom they work in an effort to eliminate duplicative overhead at multiple suppliers, take advantage of economies of scale inherent in volume production and confine suppliers to those with the resources necessary to satisfy stringent quality and dependability criteria.

COMPETITIVE ADVANTAGES

     The Company believes it benefits from the following competitive advantages, which have enabled it to increase sales and operating profitability and to maintain its position as one of the leaders in the iron casting industry.

     Leading Market Position. The Company believes it is the largest manufacturer of heavy municipal iron castings in the United States with approximately a 19% market share in calendar year 1995. Furthermore, the Company, which has produced municipal castings for over 70 years has, according to its estimates, over a 50% market share in nine of the top ten states in which the

Company sells heavy municipal castings. Sales in those states represented approximately 69% of the Company's municipal sales in 1997. The Company believes it is also one of the largest manufacturers of iron castings for selected segments of the industrial market, including the medium-and heavy-duty truck and farm equipment segments. The Company is the sole sourced supplier for over 85% of the industrial products it produces and has multi-year arrangements with certain of its largest customers. The Company believes it can continue to capitalize on its strong market position to generate additional revenues and realize economies of scale, thereby increasing margins and earnings.

     Low Cost Structure. As a result of its size, significant investment in equipment and technology and focus on improving efficiency, the Company believes it possesses a highly competitive cost structure. Since 1985, the Company has invested approximately $100 million in its production facilities, with approximately $73 million invested in plant modernization and new equipment from 1985 to 1990. These investments, combined with the Company's ongoing improvements to its manufacturing process, have substantially increased efficiency and manufacturing productivity. From 1992 to 1997, the Company reduced its scrap rate from 3.5% to 2.0%, which the Company believes is one of the lowest scrap rates in the industry. During the same period, the Company reduced its employee hours per ton by approximately 40% from 14.8 to 9.0, while improving product quality levels and producing higher margin, more complex parts.

     Broad Product Offering. The Company carries a broad range of products, offering more than 4,400 patterns that can produce over 20,000 part combinations for the heavy municipal market, and more than 350 patterns for the industrial market. The Company believes its municipal catalog offers the largest castings selection of any foundry serving the heavy municipal market. This extensive product offering, which includes hundreds of one-of-a-kind specialty items, enables the Company to compete throughout the United States and provide a substantial number of the many types of municipal castings required for individual projects. Heavy municipal castings are manufactured from Company-owned patterns which have been appraised by independent appraisers to have a value in excess of $22 million. Additionally, the Company's extensive and growing offering of complex industrial castings enables it to more effectively service its customers' increasing needs for highly engineered cast parts and often positions the Company as the sole source of supply to original equipment manufacturers ("OEMs") and their first tier suppliers. The Company's broad industrial product offering and its recognized casting engineering expertise have become increasingly important as large industrial customers seek to reduce the number of suppliers with whom they conduct business.

     Strong, Diverse Customer Relationships. The Company continually focuses on establishing and maintaining strong relationships with its customers. In the heavy municipal market, the Company currently sells to over 17,000 active customers in all 50 states, with the majority of its sales concentrated in the midwestern states. The Company believes it has the largest sales and marketing effort of any foundry serving the heavy municipal market, including 47 Company employees and 26 commissioned representatives. The Company believes the size of its marketing effort, the breadth of its product offering and the level of its technical support provide it with a significant competitive advantage and will allow it to further strengthen its leading position in the heavy municipal market. With respect to the industrial market, the Company has established strong relationships with leading manufacturers of medium- and heavy-duty truck components, farm equipment and HVAC systems. The Company is the sole sourced provider for over 85% of the products it currently supplies to its industrial customer base and has multi-year arrangements with certain of its largest customers. Furthermore, the average industrial casting typically takes between 12 and 18 months to go from the design phase to full production and has an average life cycle of approximately 8 to 10 years. This lengthy development process, in which the Company actively participates, provides the Company with an inventory of products that cannot be quickly replicated by its competitors. Historically, the foundry that has originally manufactured an industrial part has continued to manufacture that part throughout its product life cycle. The Company's participation in both the heavy municipal and industrial markets helps to diversify the Company's business and to reduce the Company's reliance on individual customers or end-use markets.

     High Quality Products and Customer Service. The Company believes it enjoys a reputation for providing a high level of customer service and is recognized for its ability to consistently manufacture high-quality, complex products. The Company believes its manufacturing capabilities and process controls allow it to manufacture high quality castings which are dimensionally and metallurgically consistent. In addition to providing high quality products, the Company emphasizes customer service by providing tooling and engineering development support to its customers, consistent on-time delivery utilizing its own fleet of trucks for delivery of many of its municipal products and a small portion of the Company's industrial products and follow-up through its sales and marketing team. The Company believes its ability to provide such product quality and responsive service has fostered customer loyalty and long-term relationships.

     Experienced Management Team with Significant Equity Stake. The top seven members of the Company's senior operating management have an average of approximately 12 years with the Company and 23 years in the iron foundry industry. Through an investment in ACP Products, L.L.C., certain members of the Company's management (the "Management Investors") beneficially own, on a fully diluted basis, approximately 10% of the common stock of the Company.

BUSINESS STRATEGY

     The Company's strategy for achieving continued growth in sales and profitability includes: (i) increasing the sale of higher margin products, (ii) selectively entering new markets, (iii) improving operating performance and (iv) making selective acquisitions.

     Increasing the Sale of Higher Margin Products. The Company continually strives to improve the margins on the parts it produces. In the heavy municipal market, the Company has historically maintained strong margins by periodically implementing price increases and introducing new, higher value-added products. For example, the Company is currently leading the market in the sale of lightweighted municipal castings, which are less costly to handle and require less raw material to produce. The Company believes incremental margin improvements will be realized from the Company's increased production of these lightweighted products. In the industrial market, the Company increased its focus on manufacturing complex, highly engineered castings in the early 1990s following substantial capital investment in the late 1980s. Since 1991, the Company has steadily increased the volume, array and complexity of the parts it produces for its industrial customers. The Company intends to continue to pursue opportunities to produce more complex, higher value-added castings, thereby continuing to improve product margins.

     Selectively Entering New Markets. The Company intends to selectively expand its presence in both the heavy municipal and industrial markets. In the heavy municipal market, the Company is considering expanding its product offering in high volume markets such as New York and Nevada where the Company already has sales representatives in place and for which the Company has already invested in certain of the toolings necessary to meet potential product demand. In addition, the Company is exploring further opportunities in New Jersey, New Hampshire and Massachusetts. The Company's strategy in its chosen industrial segments is to continue to increase its penetration of existing customers and to develop similar relationships with other selected industrial companies which would value the Company's technical ability and high level of product quality and customer service. The Company also intends to explore opportunities in austempering (heat-treating ductile iron) and machining and assembling sub-components for specific industrial customers.

     Improving Operating Performance. The Company operates two modern foundries, and believes it possesses a highly competitive cost structure. The Company intends to continue to seek ways to capitalize on and extend its technological expertise and operating efficiencies, thereby reducing its operating costs. In contrast to the major investments made from 1985 to 1990, which significantly improved both manufacturing capacity and efficiency, the Company's near term capital expenditures will be focused primarily on incrementally improving efficiency and reducing costs through projects such as: (i) sand system optimization, (ii) material handling improvements and (iii) energy utilization improvements.

     Making Selective Acquisitions. The United States iron foundry industry is highly fragmented despite significant consolidation over the past decade. In 1986, there were approximately 880 foundries engaged in the casting of iron, with an aggregate capacity of approximately 15 million tons according to Stratecasts, Inc., a foundry industry research and consulting organization. By 1996, the number of iron foundries decreased to approximately 730, with an aggregate capacity of approximately 13 million tons. Management believes the consolidation that has occurred will continue, particularly in the industrial market, as technical, environmental and quality standards continue to increase. The Company intends to pursue selective acquisition opportunities that complement its existing product offering or enable the Company to expand its presence in selected geographic areas of the heavy municipal market. The Company believes such acquisitions will provide opportunities for incremental revenue and cash flow by leveraging the Company's current expertise in manufacturing, sales and marketing, and product and process engineering.

PRODUCTS, CUSTOMERS AND MARKETS

     The Company provides a variety of products to both the heavy municipal and industrial markets. The following table sets forth certain information regarding the end-user markets served by the Company, the products produced by the Company, representative customers in each end-user market and the percentage of net sales attributable to each of the Company's markets for the years ended March 31, 1996 and 1997.

                                                                     PERCENTAGE OF NET SALES(1)
                                                                   -------------------------------
                                                                    FISCAL YEAR      FISCAL YEAR
                                                 REPRESENTATIVE        ENDED            ENDED
      MARKET               END PRODUCT             CUSTOMERS       MARCH 31, 1996   MARCH 31, 1997
------------------   ------------------------   ----------------   --------------   --------------
Heavy Municipal      Standard castings          State and local         42.9%                %44.6
                     including storm and        government
                     sanitary sewer castings,   entities,
                     including manhole covers   utility
                     and frames, storm sewer    companies,
                     frames and grates;         precast concrete
                     Specialty castings         structure
                     including heavy duty       producers and
                     airport castings,          contractors(2)
                     specialized trench drain
                     castings, specialty
                     flood control castings
                     and ornamental tree
                     grates
Industrial
  Medium- and                                                               %                %(3)
     Heavy-Duty      Differential carriers      Rockwell                42.3                  34.3
     Truck           and cases, brackets,       International
                     cages, calipers, caps,     Eaton Corp.
                     carriers, hubs,            Dana Corp.
                     knuckles, transmission
                     housings, yokes

  Farm Equipment     Various gear housings,     John Deere              10.7%                %16.0
                     planet carriers, axle      New Holland
                     housings, planting and
                     harvesting equipment
                     parts, counterweights

  Other Industrial   Compressor components,     Aisin                    4.1%                % 5.1
                     various housing and gear   The Trane
                     cases                      Company

---------------
(1) Net sales include sales of Neenah Foundry only.

(2) No municipal customer represented more than 1.2% of Neenah Foundry's net sales for the fiscal years ended March 31, 1996 or 1997.

(3) Commencing in the second quarter of calendar 1996, the Company decided to discontinue the production of certain lower margin brake components as part of its strategy to increase its focus on higher volume, complex parts for its industrial customers. These brake components accounted for 8.3% of medium- and heavy-duty truck net sales in fiscal 1996 and 1.0% in fiscal 1997.

     Heavy Municipal. Based on industry reported data, the Company believes it is the largest manufacturer of heavy municipal iron castings in the United States with an estimated 19% market share in calendar year 1996. The Company's broad heavy municipal product line consists of two general categories of castings, "standard" and "specialty" castings. Standard castings principally consist of storm and sanitary sewer castings which are consistent with pre-existing dimension and strength specifications established by local authorities. Standard castings are generally high volume items that are routinely used in new construction and infrastructure replacement. Specialty castings are generally lower volume, higher margin products which include heavy-duty airport castings, trench drain castings, flood control castings, special manhole and inlet castings and ornamental tree grates. These specialty items are frequently selected and/or specified from the Company's municipal product catalog and its tree grate catalog, which together encompass over 4,400 standard and specialty patterns. For many of these specialty products, the Company believes it is the only manufacturer with existing patterns to produce such a particular casting, although a competing manufacturer could elect to make the investment in patterns or equipment necessary to produce such a casting.

     The Company's municipal castings are sold to state and local government entities, utility companies, pre-cast concrete manhole structure producers and contractors for both new construction and infrastructure replacement. The Company's 17,000 active municipal customers generally make purchase decisions based on a number of criteria including acceptability of the product per local specification, quality, service, price and the customer's relationship with the foundry. Relative to customers in the industrial market, municipal market customers are less technically demanding and rely on published product specifications to ensure product performance.

     A key aspect of winning orders in the heavy municipal market is the specification process in which a local authority or design engineer sets specific criteria for the casting or castings to be used in a particular project. Those criteria then become part of the formal plans and specifications that will govern the acceptability of castings for a particular project. The Company seeks to be an active participant in the specification process. Its sales staff makes frequent calls on design engineers as part of a continuous effort to stay abreast of current specifications and upcoming projects. In these sales calls, the Company seeks to create opportunities for the selection of specifications which utilize an existing Company pattern. Although in many cases the design engineer who sets the specification does not make the purchase decision, when the Company's specialty product is specified it becomes more difficult for another manufacturer to provide an alternate part which is considered acceptable. The Company's professional sales staff and product engineering department are highly regarded by design engineers and are frequently consulted during the specification drafting process. The Company believes its reputation for its product engineering support, consistent quality and reliable service have made the Company's municipal and tree grate catalogs two of the most frequently used specification design tools in the municipal casting industry.

     Over the past two years, the Company has begun to introduce what it calls "lightweighted" parts to the heavy municipal market. These lightweighted parts have been reengineered in order to reduce both their weight and the amount of raw materials necessary for their manufacture, while maintaining the high quality performance characteristics of the heavier version of the casting. This improvement in the design and manufacture of municipal castings has resulted in lower material costs and improved margins for this product line. The Company is able to manufacture lightweighted castings because its manufacturing processes enable it to refine castings walls down to very narrow tolerances, many of which are currently not achievable by the Company's competitors. While only a portion of the municipal castings the Company sells are candidates for lightweighting, the Company expects to continue to increase the number of lightweighted castings which it offers for sale over the next several years.

     Industrial. The Company believes it is a leading manufacturer of a wide range of complex industrial castings, including castings for medium- and heavy-duty truck drive line components and farm equipment as well as castings for specific components for compressors used in HVAC systems. The Company's industrial castings have increased in complexity since the early 1990's and are generally produced in higher volumes than municipal castings. Complexity in the industrial market is determined by the intricacy of a casting's shape, the thinness of its walls and the amount of processing by a customer required before a part is suitable for use by it. OEMs and their first tier suppliers have been demanding higher complexity parts principally to reduce labor costs in their own production processes by using fewer parts to manufacture the same finished product or assembly and by using parts which require less preparation before entering the production process.

     The Company's industrial castings are primarily sold to a limited number of customers with whom the Company has established a close working relationship. The Company has sold to certain industrial customers for over 20 years and currently has multi-year arrangements with certain of those customers. These multi-year arrangements, which accounted for approximately 40% of the Company's industrial castings business, do not bind the customer to purchase any minimum amount of the Company's product and are not terminable at will by the customer. Customers make purchasing decisions based on, among other things, technical ability, price, service, quality assurance systems, facility capabilities and reputation. However, as in the municipal market, the Company's assistance in product engineering plays an important role in winning the award of industrial castings. The average industrial casting typically takes between 12 and 18 months to go from the design phase to full production and has an average product life cycle of approximately 8 to 10 years. The patterns for industrial castings, unlike the patterns for municipal castings, are owned by the Company's customers rather than the Company, however, such industrial patterns are not readily transferrable to other foundries without, in most cases, significant additional investment. Although foundries, including the Company, do not design industrial castings, a close working relationship between a foundry and the customer during a product launch is critical to reduce potential production problems and minimize the customer's risk of incurring lost sales or reputation damage due to a delayed launch. Involvement by a foundry early in the design process generally improves the likelihood that the customer will design a casting within the manufacturing capabilities of such foundry and also improves the likelihood that such foundry will be awarded the casting for full production.

     The Company is the sole sourced supplier of over 85% of the industrial castings it currently produces. Historically, the Company has retained approximately 90% of the castings it has been awarded throughout the product life cycle, which is typical for the industry. The Company believes industrial customers will continue to seek out foundries with a strong reputation for performance who are capable of providing a cost-effective combination of manufacturing technology and quality. The Company's strategy is to further its relationships with existing customers by participating in the design and production of more complex industrial castings, while seeking out selected new customers who would value the Company's performance reputation, technical ability and high level of quality and service.

     In addition to increasing its sales to existing customers and seeking out new customers, the Company intends to explore opportunities in austempering and machining and assembling sub-components for specific industrial customers. Austempering is the process of heat treating a ductile iron casting to increase its strength, thereby increasing the casting's ability to replace steel in additional applications. Machining and sub-assembling are value-added processes often performed by the OEM or third parties. Austempering, machining and sub-assembly are both processes which generally provide higher margins and increase a customer's reliance on the manufacturer.

SALES AND MARKETING

     Heavy Municipal. Over its 70 years of heavy municipal market participation, the Company has emphasized sales and marketing and believes it has built a strong reputation for customer service. The Company believes it is one of the leaders in United States heavy municipal casting production and has strong name recognition. The Company has the largest sales and marketing effort of any foundry serving the heavy municipal market, including 47 Company employees and 26 commissioned representatives. The dedicated sales force works out of regional sales offices to market the Company's municipal castings to contractors and state and local governmental entities throughout the United States. The Company operates nine regional distribution and sales centers and has two other sales offices in Oklahoma City, Oklahoma and Norwood, Pennsylvania. The Company believes this regional approach enhances its knowledge of local specifications and its position in the heavy municipal market.

     Industrial. The Company employs a dedicated industrial casting sales force of six people, five based in Neenah, Wisconsin and one based in Mansfield, Ohio. These six people consist of three account coordinators, who support the ongoing customer relationships and organize the scheduling and delivery of shipments, and three major account managers who work with customers' engineers and procurement representatives, Company engineers, manufacturing management and quality assurance representatives throughout all stages of the production process to ensure that the final product consistently meets or exceeds customer specifications. This team approach between sales, manufacturing, marketing, engineering and quality assurance is an integral part of the Company's marketing strategy.

MANUFACTURING PROCESS

     The Company operates two modern foundries with an annual rated capacity of approximately 187,000 tons at a single location in Neenah, Wisconsin. The Company's foundries manufacture gray and ductile iron and cast it into intricate shapes according to customer metallurgical and dimensional specifications. Since 1985, the Company has invested approximately $100 million in its production facilities, with approximately $73 million invested from 1985 to 1990 in plant modernization and new equipment. The Company also continually invests in the improvement of process controls and product performance and believes that these investments and its significant experience in the industry have made it one of the most efficient manufacturers of industrial and heavy municipal casting products. During 1997, the Company had a combined scrap rate of 2.0%, which it believes was one of the lowest in the industry.

     The casting process involves using metal, wood or urethane patterns to make an impression of a casting product in a mold made primarily of sand. Cores, also made primarily of sand, are used to make the internal cavities and openings in a casting product. Once the casting impression is made in the mold, the cores are set into the mold and the mold is closed. Molten metal is then poured into the mold, fills the mold cavity and takes on the shape of the desired casting product. Once the iron has solidified and cooled, the mold is shaken from the casting and the sand is recycled. The selection of the appropriate casting method, pattern, core making equipment and sand and other raw materials depends on the final product and its complexity, specifications, and function as well as intended production volumes. Because the casting process involves many critical variables, such as choice of raw materials, design and production of tooling, iron chemistry and metallurgy, and core and molding sand properties, it is important to monitor the process parameters closely to ensure dimensional precision and metallurgical consistency. See "-- Quality Assurance."

     The Company continually seeks to find ways to expand the capabilities of existing technology to improve manufacturing processes. An example of this expansion is the Company's integration of Disamatic molding machines into its operations. Disamatic molding machines are considered to be among the most efficient sand molding machines because of their ability to produce high quality molds at high production rates. Disamatic molding machines are used by most of the Company's direct competitors. Although the Company was not the first foundry to acquire Disamatic molding machines, it has significantly enhanced the equipment's range of production by combining it with core-setting capabilities which exceed those of most foundries. To further improve upon the productivity of the Disamatic molding machines, the Company has recently increased the length of two of its cooling lines, making each line among the longest lines in the world for comparable Disamatic equipment. This extension allows the Company to run its machines at higher production rates while providing sufficient inmold cooling time prior to mold shakeout to facilitate the production of high quality castings. As a result of these and other similar efforts, the Company has been able to increase productivity as measured in the number of molds per hour. Additionally, from 1992 to 1997, the Company reduced employee hours per ton from
14.8 to 9.0.

     The Company also achieves productivity gains by improving upon the individual steps of the casting process such as reducing the amount of time required to make a pattern change to produce a different casting product. The reduced time permits it to profitably produce castings in medium volume quantities on high volume, cost-effective equipment such as the Disamatic molding machines. Additionally, extensive effort in real time process controls permits the Company to produce a consistent, dimensionally accurate casting product which requires less time and effort in the final processing stages of production. This accuracy contributes significantly to the Company's manufacturing efficiency.

     Due to the Company's efforts to improve manufacturing productivity, as well as increased operating leverage, improved pricing and a shift to higher value-added industrial products, from fiscal 1992 to 1997 the Company's operating margins have increased from 5.4% to 18.8%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

HARTLEY CONTROLS

     Hartley Controls, a wholly owned subsidiary of the Company, engineers, manufactures and sells customized sand control systems, which are an essential part of the casting process, to other iron foundries. The sand molding media used in all high production iron foundries is a critical element in determining the mold quality. Exacting and consistent control of this sand with respect to moisture and chemical additives is an essential element for process control, and relates directly to casting quality, scrap rate and the ability to produce complex molds for highly engineered castings. Hartley Controls is a major United States supplier of sand control systems, with over 300 installations since 1986. Hartley Controls has made investments in process technology and has several patented technologies related to sand systems, including the "Automatic Moisture Controllers," the "Even-Flo Bin," the "Automatic Compactibility Tester," the "Automatic Bond Determinator," the "Green Sand Reconditioner" and the "Sandman." Sales of these sand systems and other products represented approximately 4% of the Company's net sales for 1997.

     In addition, Hartley Controls has recently expanded overseas and after only three years has become a significant supplier of sand control systems in the United Kingdom. Hartley Controls is the only manufacturer to supply control systems in the United Kingdom for all brands of foundry sand mixers. Hartley Controls also currently exports sand control systems to India, with further expansion planned through a joint venture scheduled for the second quarter of calendar 1997. Hartley Controls provides the Company access to the newest technology in sand control as it becomes available.

QUALITY ASSURANCE

     Constant testing and monitoring of the manufacturing process is important to maintain product quality. The Company has adopted sophisticated quality assurance techniques and policies for its manufacturing operations. During and after the casting process, the Company performs numerous tests, including tensile, proof-load, radiography, ultrasonic, magnetic particle and chemical analysis. The Company utilizes statistical process controls to measure and control significant process variables and casting dimensions. The results of this testing are documented in metallurgical certifications which are provided with each shipment to most industrial customers. The Company strives to maintain systems that provide for continuous improvement of operations and personnel, emphasize defect prevention and reduce variation and waste in all areas.

MANUFACTURING FACILITIES, EQUIPMENT AND PROPERTIES

     The Company's headquarters and two foundries are located in Neenah, Wisconsin. The first manufacturing foundry, Plant 2, produces gray and ductile iron castings and is equipped with one BMD air impulse molding line, two Hydro slinger cope and drag molding units, and one 2070 Type B Disamatic molding machine. The annual rated capacity for Plant 2 is 116,000 gst (good salable tons). The second manufacturing foundry, Plant 3, produces ductile iron castings and is equipped with one 2013 Mark IV Disamatic molding machine and one 2070 Type B Disamatic molding machine. In July, 1995, the Company completed a program in Plant 3 to gain efficiencies in material handling, labor utilization and molding line productivity. The annual rated capacity for Plant 3 is approximately 71,000 gst. Industrial and municipal castings are produced in both plants. Rated capacity is based on an assumed product mix and, due to the Company's current industrial product mix, which includes numerous complex castings, practical capacity is currently approximately 5% to 6% less than rated capacity. The Company owns seven and leases six distribution and sales centers. In early 1994, the Company closed Plant 1, its oldest and lowest capacity plant, which was primarily producing large castings for HVAC Systems. The Company closed Plant 1 because of its decision to discontinue the low volume, highly complex castings produced by Plant 1 and the significant capital expenditures that would have been necessary to modernize its equipment and facilities.

DISTRIBUTION

     The Company sells a substantial amount of its municipal castings through its network of two warehouses, nine distribution and sales centers and two other sales offices. Industrial castings are shipped direct to customers from the Company. For many municipal and a small portion of its industrial customers, castings are delivered by Neenah Transport, Inc. ("Neenah Transport"), a wholly owned subsidiary of the Company, which operates a fleet of 29 tractors and 101 trailers that deliver products throughout the Midwest. For sales outside of the Midwest, increased transportation costs impact the ability of the Company to compete on a cost basis. Neenah Transport also backhauls raw materials for use by the Company on return trips. Neenah Transport is staffed with professional drivers who are trained in service standards and product knowledge as representatives of the Company. To the Company's knowledge, none of the Company's major heavy municipal competitors have a captive transportation subsidiary. The Company believes Neenah Transport's service and drivers provide another differentiating factor in favor of the Company.

RAW MATERIALS

     The primary raw materials used by the Company to manufacture iron castings are steel scrap, pig iron, metallurgical coke and silica sand. While there are multiple suppliers for each of these commodities, the Company has single source arrangements with its suppliers of each of these major raw materials, with the exception of pig iron. Due to long standing relationships with each of its suppliers, the Company believes that it will continue to be able to secure raw materials from its suppliers at competitive prices. The primary energy sources for the Company's operations, electricity and natural gas, are purchased through utilities.

     Although the prices of all raw materials used by the Company vary, the fluctuations in the price of steel scrap are the most significant to the Company. The Company has arrangements with most of its industrial customers which require the Company to adjust industrial casting prices to reflect scrap price fluctuations. In periods of rapidly rising or falling scrap prices, these adjustments will lag the current scrap price because they are generally based on average market prices for prior periods, which periods vary by customer but are generally no longer than six months. Castings are generally sold to the heavy municipal market on a bid basis and, after a bid is won, the price for the municipal casting subject to the bid generally cannot be adjusted for raw material price increases. However, in most cases the Company has been successful in obtaining higher municipal casting unit prices in subsequent bids to compensate for rises in scrap prices in prior periods. Rapidly fluctuating scrap prices may have a temporary adverse or positive effect on the Company's results of operations. See "Risk Factors -- Raw Materials."

COMPETITION

     The markets for the Company's products are highly competitive. Competition is based not only on price, but also on quality of product, range of capability, level of service and reliability of delivery. The Company competes with numerous independent and captive foundries, as well as with a number of foreign iron foundries, including certain foundries located in India. The Company also competes with several large domestic manufacturers whose products are made with materials other than ductile and gray iron, such as steel or aluminum. The industry consolidation that has occurred over the past 20 years has resulted in a significant reduction in the number of smaller foundries and a rise in the share of production by larger foundries, some of which have significantly greater financial resources than the Company. Competition from India has had a strong presence in the heavy municipal market and continues to be a factor, primarily in the western and eastern coastal states, due in part to costs associated with transportation. Such competition has receded over the past 18 months, primarily as a result of increased enforcement of emission controls. As a result, Indian import volume has decreased and the price of Indian casting products has risen. Additionally, foreign companies have been, and continue to be, subject to antidumping and countervailing duty enforcement litigation which the Company believes has had a negative effect on foreign companies' ability to compete in the United States markets. There can be no assurance that these factors will continue to mitigate the impact of foreign competition, or that the Company will be able to maintain or improve its competitive position in the markets in which it competes.

BACKLOG

     The Company's industrial business generally involves supplying all or a portion of a customer's annual requirements for a particular casting. Industrial customers generally order castings on a monthly basis. Orders for the heavy municipal market are generally received for specific casting products and cover a much larger range of castings. The Company's backlog at any given time consists only of firm industrial and municipal orders. The Company's backlog was 26,750 tons at March 31, 1997 as compared to 25,500 tons at March 31, 1996. The increase in backlog of approximately 5% was primarily the result of strengthening in the medium- and heavy-duty truck market. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

EMPLOYEES

     As of March 31, 1997, the Company had 910 full time employees, of whom 710 were hourly employees and 200 were salaried employees. Of the 200 salaried employees, 91 are in manufacturing and engineering, 61 are in sales and marketing, 44 are in management and administration and four are in transportation. The Local 121B of the Glass, Molders, Pottery, Plastics and Allied Workers International Union AFL-CIO is the major bargaining agent for and representative of 678 of the Company's hourly employees. The collective bargaining agreement with Local 121B was reached on January 1, 1996 and expires on December 31, 1998. The Independent Patternmakers Union of Neenah, Wisconsin is the major bargaining agent for and representative of 32 of the Company's hourly employees. The collective bargaining agreement with the Independent Patternmakers Union was reached on January 1, 1995 and expires on December 31, 1997. The Company believes that it has a good relationship with its employees.

LITIGATION

     The Company is involved in routine litigation incidental to its business. Such litigation is not, in the opinion of management, likely to have a material adverse effect on the financial condition or results of operation of the Company.

ENVIRONMENTAL MATTERS

     The Company's facilities are subject to federal, state and local laws and regulations relating to the protection of the environment and worker health and safety, including those relating to discharges to air, water and land, the handling and disposal of solid and hazardous waste and the cleanup of properties affected by hazardous substances. Such laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Occupational Health and Safety Act. The Company believes that its operations have been and are currently in substantial compliance with applicable environmental laws, and that it has no liabilities arising under such environmental laws, except as would not be expected to have a material adverse effect on the Company's operations, financial condition or competitive position. However, some risk of environmental liability and other costs is inherent in the nature of the iron foundry business. The Company might in the future incur significant costs to meet current or more stringent compliance, cleanup or other obligations pursuant to environmental requirements. Such costs may include expenditures related to remediation of historical releases or clean-up of structures prior to demolition.

     Under the Federal Clean Air Act Amendments of 1990 ("CAA"), the Environmental Protection Agency must establish maximum achievable control technology ("MACT") standards for hazardous air pollutants emitted from iron foundry operations by the year 2000. In addition, Wisconsin law imposes requirements on emissions of air toxins from iron foundries and other industries. Many of the regulations that will implement the CAA and Wisconsin law have not yet been promulgated. Although it is not possible to estimate the costs of complying with the regulations until they are issued, iron foundries, including the Company, can be expected to incur significant costs over time to comply with these federal and state regulations.

                                   MANAGEMENT

     The following table identifies members of the Board of Directors, key executive officers and certain other key employees of the Company.

               NAME                  AGE                         POSITION
-----------------------------------  ---     -------------------------------------------------
James K. Hildebrand................  60      Chairman of the Board and Chief Executive Officer
William M. Barrett.................  50      Vice President and General Manager
Gary W. LaChey.....................  51      Vice President -- Finance, Treasurer and
                                             Secretary
Charles M. Kurtti..................  60      Vice President -- Manufacturing and Engineering
John Z. Rader......................  48      Vice President -- Human Resources
William J. Martin..................  49      Vice President and General Manager -- Hartley
                                               Controls Corporation
Timothy J. Koller..................  47      General Sales Manager -- Municipal Castings
Frank C. Headington................  47      Director -- Product Reliability
David F. Thomas....................  47      Director
John D. Weber......................  33      Director
Brenton F. Halsey..................  69      Director

     Mr. Hildebrand is Chairman of the Board and Chief Executive Officer of the Company. Mr. Hildebrand has been President and Chief Executive Officer of Advanced Cast Products, Inc. since 1988, and will continue in that position for the foreseeable future. Previously, he served as President of the Cast Products Group of Amcast Industrial Corp. Mr. Hildebrand is also employed by ACP Holding Company which, following the consummation of the Merger, became the beneficial owner of all the common equity of both the Company and Advanced Cast Products, Inc. See "Certain Relationships and Related Transactions." Mr. Hildebrand devotes substantial time to, and be partially compensated by, Advanced Cast Products, Inc.

     Mr. Barrett is Vice President and General Manager of the Company. Mr. Barrett joined the Company in 1992 serving as General Sales
Manager -- Industrial Castings. From 1985 to 1992, Mr. Barrett was the Vice President -- Sales for Harvard Industries Cast Products Group.

     Mr. LaChey is Vice President -- Finance, Treasurer and Secretary of the Company. Mr. LaChey joined the Company in 1971, serving in a variety of positions of increasing responsibility in the finance department.

     Mr. Kurtti is Vice President -- Manufacturing and Engineering, of the Company, a position he has held since 1991. Mr. Kurtti joined the Company in 1976 as a salesman. Mr. Kurtti has served as Director of Marketing, Director of Purchasing -- Engineering and Director -- Manufacturing and Engineering.

     Mr. Rader is Vice President -- Human Resources, a position he has held since 1990. Mr. Rader joined the Company in 1987, serving as Director -- Personnel until 1989 and as Director -- Human Resources until 1990.

     Mr. Martin is Vice President and General Manager -- Hartley Controls Corporation, a wholly owned subsidiary of the Company, a position he has held since 1996. Previously, Mr. Martin was Territory Sales Manager at Disamatic, Inc., a molding machine manufacturer, from 1986 to 1996.

     Mr. Koller is General Sales Manager -- Municipal Castings for the Company. Mr. Koller joined the Company in 1978, serving in a variety of positions of increasing responsibility in the sales and marketing departments.

     Mr. Headington is Director -- Product Reliability, a position he has held since 1991. Mr. Headington joined the Company in 1989 as Manager -- Technical Services, a position he held until 1991.

     Mr. Thomas is a director of the Company. Mr. Thomas has been a Managing Director of Citicorp Venture Capital, Ltd. for more than the past five years. Mr. Thomas is a director of Lifestyles Furnishings International Ltd., Galey & Lord, Inc., Anvil Knitwear, Inc. and a number of private companies.

     Mr. Weber is a director of the Company. Since 1994, Mr. Weber has been a Vice President at Citicorp Venture Capital, Ltd. Previously, Mr. Weber worked at Putnam Investments from 1992 through 1994. Mr. Weber is a director of Anvil Knitwear, Inc. and a number of private companies.

     Mr. Halsey is a director of the Company. Mr. Halsey was the founding Chief Executive Officer and Chairman of the James River Corporation from 1969 to 1990. He continued as Chairman until 1992 when he became Chairman Emeritus.

     Messrs. Hildebrand, Thomas, Weber and Halsey became directors of the Company on April 30, 1997.

COMPENSATION OF DIRECTORS

     Directors of the Company currently do not receive compensation for their services as directors. Directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

COMPENSATION OF EXECUTIVE OFFICERS


     The compensation of executive officers of the Company will be determined by the Board of Directors of the Company. The Company's historical benefit or compensation plans (a supplemental executive retirement plan and a deferred compensation plan) are not described herein because each were terminated and are expected to be replaced by a single compensation plan with respect to the named officers in connection with the Merger (with the exception of a retirement plan for Mr. Kurtti). The following table sets forth information concerning compensation received by the five most highly compensated officers of the Company for services rendered in 1997.


                           SUMMARY COMPENSATION TABLE

                                                                                LONG-TERM
                                                                               COMPENSATION
                               ANNUAL COMPENSATION                    ------------------------------
                               --------------------   OTHER ANNUAL    OPTIONS/  LTIP     ALL OTHER
 NAME AND PRINCIPAL POSITION    SALARY     BONUS     COMPENSATION(1)  SARS(#)  PAYOUTS  COMPENSATION
------------------------------ --------  ----------  ---------------  -------  -------  ------------
Edmund W. Aylward, Jr.(2)..... $600,000  $1,157,793      $31,992        --       --          --
  Chairman, President and
  Chief Executive Officer

Andrew A. Aylward(2)..........  378,000     627,894       25,720        --       --          --
  Vice President

Thomas R. Franklin(2).........  209,750     164,840       49,424        --       --          --
  Senior Vice President and
  Chief Financial Officer

James P. Keating, Jr.(2)......  204,000      99,096       32,780        --       --          --
  Senior Vice President

Gary W. LaChey................  138,000      40,000       26,122        --       --          --
  Vice President

---------------
(1) The named officers have participated in the Company's profit sharing, Company 401(k) contributions, and excess benefit programs. The aggregate payments made by the Company pursuant to such programs are listed as Other Annual Compensation.

(2) Messrs. E.W. Aylward and A.A. Aylward resigned from their current positions in connection with the consummation of the Transactions. Mr. Keating's employment listed above terminated on June 30, 1997, though he is available to serve as a consultant to the Company. Mr. Franklin retired as an officer of the Company on February 28, 1997.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement with James P. Keating, Jr. that terminated on June 30, 1997. The Company has also entered into a consulting agreement with Mr. Keating that provides that Mr. Keating will be available to serve as a consultant to the Company from July 1, 1997 to June 30, 1999. Mr. Keating is paid $16,500 per month under the consulting agreement.

MANAGEMENT INCENTIVE PLAN

     The Company intends to provide performance-based compensation awards to executive officers and key employees for achievement during each year as part of a bonus plan. Such compensation awards may be a function of individual performance and consolidated corporate results. The qualitative and quantitative criteria will be determined from time to time by the Board of Directors of the Company.

MANAGEMENT EQUITY PARTICIPATION

     In connection with the Merger, (a) the Management Investors acquired units representing membership interests in ACP Products, L.L.C., which represent, in the aggregate, approximately a ten percent beneficial interest in the Company (the "Purchased Interests") and (b) the Management Investors and certain other employees of the Company are expected to be granted, over a five year period, options (the "Options") to purchase additional Purchased Interests representing, in the aggregate, approximately a two percent beneficial interest in the Company. The Options are expected to be granted periodically and to vest and become exercisable upon (i) certain threshold dates and/or (ii) the satisfaction of certain financial performance tests.

     Upon the termination of employment with the Company, an employee's Purchased Interests will be subject to certain repurchase provisions exercisable by ACP Products, L.L.C. or its designees. The Purchased Interests obtainable upon exercise of the Options are expected to be subject to rights and restrictions similar to those of the Purchased Interests purchased in connection with the Closing. The exercise price of the Options will be established by ACP Products, L.L.C. in consultation with the Board of Directors of the Company or a compensation committee thereof.

                            OWNERSHIP OF SECURITIES

     The Company's authorized capital stock consists of 11,000 shares of common stock, par value $100 per share (the "Common Stock"), 1,000 shares of which are issued and outstanding and owned by Holdings and are pledged to the Lenders under the Senior Bank Facilities. Holdings is a wholly-owned subsidiary of ACP Holdings which in turn is wholly-owned by ACP Products, L.L.C.

     The outstanding common units of ACP Products L.L.C. related to the Company consist of 185,000 Class A-3 Common Units (the "Class A Common Units"), 815,000 Class B-3 Common Units (the "Class B Common Units", and together with the Class A Common Units, the "Common Units"). Holders of Class A Common Units are entitled to one vote per Class A Common Unit on all matters to be voted upon by the holders of Class A Common Units. Holders of Class B Common Units have no right to vote on any matters to be voted on by holders of Common Units. Holders of Class B Common Units may elect at any time to convert any or all of such Units into Class A Common Units, on a Common Unit-for-Common Unit basis.

     Set forth below is certain information regarding the beneficial ownership of Class A Common Units by each person who beneficially owns 5.0% or more of the outstanding Class A Common Units, each director and named executive officer and all directors and named executive officers as a group. Except as indicated below, the address for each of the persons listed below is c/o Neenah Foundry Company, 2121 Brooks Avenue, Box 729, Neenah, Wisconsin 54927.

                                                                 NUMBER OF
                                                                  VOTING       PERCENTAGE OF
                                                                  CLASS A         VOTING
                                                                  COMMON          CLASS A
               NAME AND ADDRESS OF BENEFICIAL OWNER                UNITS       COMMON UNITS
    -----------------------------------------------------------  ---------     -------------
    Citicorp Venture Capital, Ltd.(1)(2).......................    90,000           48.65%
      399 Park Avenue
      New York, New York
    James K. Hildebrand(1).....................................    20,000           10.81%
    William M. Barrett(1)......................................    13,000            7.03%
    Gary W. LaChey(1)..........................................    13,000            7.03%
    Charles W. Kurtti(1).......................................    13,000            7.03%
    John Z. Radar(1)...........................................    13,000            7.03%
    David F. Thomas(3).........................................    90,000           48.65%
    John D. Weber(3)...........................................    90,000           48.65%
    Brenton F. Halsey..........................................         0            0.00%
    Directors and named executive officers as a group..........   162,000           87.57%

---------------
(1) Such person disclaims beneficial ownership of the Company's Common Stock. See "Management -- Management Equity Participation."

(2) Citicorp Venture Capital, Ltd. and its affiliates (collectively, "CVC") own 739,821.82 Class B Common Units representing 90.78% of the Class B Common Units outstanding.

(3) Consists of the Class A Common Units held by CVC, which may be deemed to be beneficially owned by Messrs. Thomas and Weber. Messrs. Thomas and Weber disclaim beneficial ownership of shares held by CVC. Mr. Thomas is a managing director of CVC. Mr. Weber is a vice president of CVC.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RELATIONSHIP WITH ACP HOLDING COMPANY

     ACP Products, L.L.C. holds all of the issued and outstanding shares of capital stock of ACP Holding Company ("ACP Holdings"). ACP Holdings is the parent company of Holdings, and thus indirectly owns 100% of the Common Stock of the Company. James K. Hildebrand, who serves as the Chairman of the Board and Chief Executive Officer of the Company, currently serves as President and Chief Executive Officer of ACP Holdings and its principal operating subsidiary, Advanced Cast Products, Inc. ("Advanced Cast"). Since the Closing, Mr. Hildebrand has devoted substantial time to, and has been partially compensated by, Advanced Cast, in addition to his role with the Company. Advanced Cast also produces iron castings for sale to the industrial medium-and heavy-duty truck market, but it has not competed with the Company in the past in any significant way and the Company does not anticipate that it will so compete with Advanced Cast in the future.

SHAREHOLDER RELATIONSHIPS

     In connection with the Merger, the Management Investors and certain institutional investors, including Citicorp Venture Capital, Ltd., became parties to the Third Amended and Restated Limited Liability Agreement of ACP Products, L.L.C., as amended (the "L.L.C. Agreement"). The L.L.C. Agreement contains certain provisions with respect to the beneficial equity interests and corporate governance of the Company. The L.L.C. Agreement provides that the Investor Group and the Management Investors, as the only members of ACP Products, L.L.C. holding beneficial interests in the Company, have the right to direct all actions taken in respect of Holdings and the Company, including, without limitation, appointing members of the Board of Directors of the Company and of Holdings.

REGISTRATION RIGHTS AGREEMENT

     The Company entered into a registration rights agreement (the "Registration Rights Agreement") with the Investor Group and the Management Investors. Pursuant to the terms of the Registration Rights Agreement, certain holders of the Company's Common Stock have the right to require the Company, at the Company's sole cost and expense and subject to certain limitations, to register under the Securities Act or list on any recognized stock exchange all or part of the Common Stock beneficially owned by such holders (the "Registrable Securities"). All such holders will be entitled to participate in all registrations by the Company or other holders, subject to certain limitations. In connection with all such registrations, the Company agreed to indemnify all beneficial owners of Registrable Securities against certain liabilities, including liabilities under the Securities Act and other applicable state or foreign securities laws. Registrations pursuant to the Registration Rights Agreement will be made, if applicable, on the appropriate registration form and may be underwritten registrations.

                     DESCRIPTION OF SENIOR BANK FACILITIES

     On April 30, 1997, the Company entered into a credit agreement (the "Credit Agreement") with The Chase Manhattan Bank, as administrative agent and collateral agent (the "Agent") and the lenders named therein (the "Lenders") that provided term loans (the "Term Loans") of $45.0 million and a Revolving Credit Facility of $30.0 million. Chase Securities Inc. acted as advisor and arranger in connection with the Senior Bank Facilities (the "Arranger"). On July 1, 1997, the Company used the proceeds from the issuance of the Notes to pay the Term Loans. The following is a summary description of the principal terms of the Credit Agreement following payment of the Term Loans. The Credit Agreement is available upon request from the Company.

     Structure. Loans under the Credit Agreement consist of a revolving credit facility (the "Revolving Credit Facility") in the amount of $30.0 million subject to a borrowing base formula (of which $15.0 million will be available for letters of credit). The Company is currently negotiating to amend the Credit Agreement to (i) increase the borrowing availability under the Revolving Credit Facility from $30.0 million to $50.0 million and (ii) eliminate all borrowing base limitations. There can be no assurance, however, that such amendment will be completed. See "Summary -- Proposed Amendments to Senior Bank Facilities." The Revolving Credit Facility is being used for general corporate purposes in the ordinary course of the Company's business and may be used for other purposes, including the financing of acquisitions.

     Security, Guaranty. The obligations of the Company under the Senior Bank Facilities will be unconditionally and irrevocably guaranteed, jointly and severally, by Holdings and by each existing and subsequently acquired or organized subsidiary of the Company. In addition, the Senior Bank

Facilities and the guarantees thereunder are secured by substantially all of the assets of the Company and the guarantors (collectively, the "Collateral"), including but not limited to (i) a first priority pledge of all the capital stock of the Company and of each existing and subsequently acquired or organized subsidiary of the Company and (ii) perfected first priority security interests in, and mortgages on, substantially all tangible and intangible assets of the Company and the guarantors (including but not limited to accounts receivable, documents, inventory, equipment, intellectual property, general intangibles, real property, cash and cash accounts and proceeds of the foregoing) in each case subject to certain limited exceptions.

     Availability. The availability of the Revolving Credit Facility is subject to various conditions precedent typical of bank loans including, among other things, the absence of any material adverse change on the part of the Company. The full amount of the Term Loans was drawn in a single drawing at the Closing of the Transactions and amounts repaid or prepaid under the Term Loans may not be reborrowed. Amounts under the Revolving Credit Facility are available on a revolving basis, subject to a borrowing base comprised of percentages of the Company's eligible accounts receivable and eligible inventories. As of March 31, 1997, on a pro forma basis after giving effect to the Offering, the other Transactions, the Refinancing and the application of the proceeds therefrom as well as such borrowing base limitations and $0.6 million of outstanding letters of credit, the Company estimates it would have had the ability to borrow approximately $24.5 million under the Revolving Credit Facility.

     Amortization, Interest. The Revolving Credit Facility is a five year facility and bears interest at a rate per annum equal (at the Company's option) to: (i) Adjusted LIBOR plus 2.5% or (ii) the Alternate Base Rate plus 1.5%, in each case subject to certain reductions based on the Company's financial performance. Amounts under the Revolving Credit Facility not paid when due bear interest at a default rate equal to 2.0% above the otherwise applicable rate.

     Prepayments. The Revolving Credit Facility permits the Company to permanently reduce revolving credit commitments, in whole or in part, at any time. Any prepayment of Adjusted LIBOR loans other than at the end of an interest period will be subject to reimbursement of breakage costs.

     Fees. The Company is required to pay the lenders, on a quarterly basis, a commitment fee equal to 1/2 of 1% per annum on the undrawn portion of the commitments, subject to reductions based upon the Company's financial performance. The Company is also required to pay (i) a per annum letter of credit fee equal to the applicable margin from time to time for Adjusted LIBOR loans under the Revolving Credit Facility on the aggregate face amount of outstanding letters of credit under the Revolving Credit Facility, (ii) a fronting bank fee for the letter of credit issuing bank, (iii) annual administration fees, and (iv) agent, arrangement and other similar fees.


     Covenants. The Revolving Credit Facility contains a number of covenants that, among other things, restrict the ability of the Company and its subsidiaries to dispose of assets, incur additional indebtedness, incur guarantee obligations, prepay other indebtedness or amend other debt instruments, pay dividends, create liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, make acquisitions, engage in mergers or consolidations, change the business conducted by the Company or its subsidiaries, make capital expenditures, or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, under the Revolving Credit Facility, the Company is required to comply with a consolidated leverage ratio, a consolidated net worth test and a consolidated interest coverage ratio. Under the Senior Bank Facilities, the Company may not: (i) exceed a Consolidated Leverage Ratio (as defined in the Senior Bank Facilities) of 6.00 to 1.00 through March 31, 1998, of 5.75 to 1.00 from April 1, 1998 through March 31, 1999, of 5.50 to 1.00 from April 1, 1999 through March 31, 2000, of 5.25 to 1.00 from April 1, 2000 through March 31, 2001 and of 5.00 to 1.00 thereafter; (ii) permit Consolidated Net Worth (as defined in the Senior Bank Facilities) to be less than $35,000,000 plus 50% of the cumulative amount of positive Consolidated Net Income (as defined in the Senior Bank Facilities) for each fiscal year ending after the Merger; and (iii) permit Consolidated Interest Coverage Ratio

(as defined in the Senior Bank Facilities) to be less than 1.55 to 1.00 through March 31, 1998, 1.65 to 1.00 from April 1, 1998 through March 31, 1999, 1.75 to
1.00 from April 1, 1999 through March 31, 2000, 1.85 to 1.00 from April 1, 2000 through March 31, 2001, 1.95 to 1.00 from April 1, 2001 through March 31, 2002 and 2.00 to 1.00 thereafter.


     The Revolving Credit Facility also contains provisions that prohibit any modification of the Indenture in any manner adverse to the Lenders and that will limit the Company's ability to refinance or otherwise prepay the Notes without the consent of such Lenders.

     Events of Default. The Revolving Credit Facility contains customary events of default, including payment defaults, breach of representations and warranties, covenant defaults, cross-defaults and cross-acceleration to certain other indebtedness, certain events of bankruptcy and insolvency, ERISA events, judgment defaults, actual or asserted invalidity of any security interest and change of control.

                              DESCRIPTION OF NOTES

GENERAL

     The form and terms of the New Notes are the same as the form and terms of the Old Notes except that (i) the New Notes will have been registered under the Securities Act and thus will not bear restrictive legends restricting their transfer pursuant to the Securities Act and (ii) holders of New Notes will not be entitled to rights of holders of the Old Notes under the Registration Rights Agreement which terminate upon the consummation of the Exchange Offer. The Old Notes have been, and the New Notes are to be, issued under an Indenture, dated
as of             (the "Indenture"), among the Company, the Guarantor
Subsidiaries and United States Trust Company of New York, as Trustee (the "Trustee").

     The following summary of the material provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended ("TIA"). Capitalized terms used herein and not otherwise defined have the meanings set forth in the section "-- Certain Definitions" below.

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, the City of New York (which initially shall be the corporate trust office of the Trustee at 114 West 47th Street, New York, N.Y. 10036, Attn: Gerard Ganey), except that, at the option of the Company, payment of interest may be made by check mailed to the registered holders of the Notes at their registered addresses.

     The Notes may be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple of $1,000. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

TERMS OF THE NOTES

     The Notes will be unsecured senior subordinated obligations of the Company, limited to $45.0 million aggregate principal amount, and will mature on May 1, 2007. Each Note will bear interest at a rate per annum shown on the front cover of this Offering Memorandum from the Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on the April 15 or October 15 immediately preceding the interest payment date on May 1 and November 1 of each year, commencing November 1, 1997.

OPTIONAL REDEMPTION

     Except as set forth below, the Notes will not be redeemable at the option of the Company prior to May 1, 2002. On and after such date, the Notes will be redeemable, at the Company's option, in whole or in part, at any time upon not less than 30 nor more than 60 days' prior notice mailed by first-class mail to each Holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the date of redemption), if redeemed during the 12-month period commencing on May 1 of the years set forth below:

                                                                           REDEMPTION
                                      YEAR                                   PRICE
        -----------------------------------------------------------------  ----------
        2002.............................................................   105.5625%
        2003.............................................................   103.7083%
        2004.............................................................   101.8542%
        2005 and thereafter..............................................   100.0000%

     In addition, at any time and from time to time on or prior to May 1, 2000, the Company may redeem in the aggregate up to 40% of the original aggregate principal amount of the Notes with the cash proceeds to it of one or more Public Equity Offerings following which there is a Public Market, at a redemption price (expressed as a percentage of principal amount thereof) of 111.125% plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the date of redemption); provided, however, that at least 60% of the original aggregate principal amount of the Notes must remain outstanding after each such redemption.

     Notwithstanding the preceding two paragraphs, the Company will not be permitted to redeem the Old Notes unless, substantially concurrently with such redemption, the Company redeems an aggregate principal amount of Notes (rounded to the nearest integral multiple of $1000) equal to the product of: (1) a fraction, the numerator of which is the aggregate principal amount of Old Notes to be so redeemed and the denominator of which is the aggregate principal amount of Old Notes outstanding immediately prior to such proposed redemption and (2) the aggregate principal amount of Notes outstanding immediately prior to such proposed redemption. Similarly, the Company will not be permitted to redeem the Notes unless, substantially concurrently with such redemption, the Company redeems an aggregate principal amount of Old Notes (rounded to the nearest integral multiple of $1,000) equal to the product of: (1) a fraction, the numerator of which is the aggregate principal amount of Notes to be so redeemed and the denominator of which is the aggregate principal amount of Notes outstanding immediately prior to such proposed redemption and (2) the aggregate principal amount of Old Notes outstanding immediately prior to such proposed redemption.

     The Notes will be subject to redemption at the option of the Company, prior to May 1, 2002, at any time within 180 days after a Change of Control on not less than 30 nor more than 60 days' prior notice to each Holder of Notes to be redeemed, in amounts of $1,000 or an integral multiple thereof, at a redemption price equal to the sum of (i) the principal amount thereof plus (ii) accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date that is on or prior to the date of redemption) plus (iii) the Applicable Premium. Each Holder of Notes will also have certain rights to require the Company to purchase such Notes upon the occurrence of a Change of Control. See "-- Change of Control" below.

SELECTION

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

     The indebtedness evidenced by the Notes will be unsecured Senior Subordinated Indebtedness of the Company. The payment of the principal of, premium (if any) and interest on the Notes is subordinate in right of payment, as set forth in the Indenture, to all existing and future Senior Indebtedness of the Company, will rank pari passu in right of payment with all existing and future Senior Subordinated Indebtedness of the Company (including the Old Notes) and will be senior in right of payment to all existing and future Subordinated Obligations of the Company. The Notes will also be effectively subordinated to any Secured Indebtedness of the Company to the extent of the value of the assets securing such indebtedness. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinated to any Senior Indebtedness or subject to the restrictions described herein.

     The indebtedness evidenced by a Subsidiary Guaranty will be unsecured Senior Subordinated Indebtedness of the Guarantor Subsidiary issuing such Subsidiary Guaranty. The payment of a Subsidiary Guaranty is subordinate in right of payment, as set forth in the Indenture, to all existing and future Senior indebtedness of such Guarantor Subsidiary, will rank pari passu in right of payment with the existing and future Senior Subordinated Indebtedness of such Guarantor Subsidiary and will be senior in right of payment to all existing and future Subordinated Obligations of such Guarantor Subsidiary. Each Subsidiary Guaranty will also be effectively subordinated to any Secured Indebtedness of the Guarantor Subsidiary to the extent of the value of the assets securing such indebtedness.

     As of March 31, 1997, after giving pro forma effect to the Transactions, the Refinancing and the application of the proceeds therefrom, the Company would have had outstanding $0.1 million of Senior Indebtedness, excluding $0.6 million of outstanding letters of credit, $150.0 million aggregate principal amount of Senior Subordinated Indebtedness other than the Indebtedness represented by the Notes, and no Indebtedness that is subordinate and junior in right of repayment to the Indebtedness represented by the Notes. As of March 31, 1997, and after giving effect to the Transactions, the Offering and the application of the proceeds therefrom, as well as borrowing base limitations and $0.6 million of outstanding letters of credit, the Company estimates it would have had the ability to borrow approximately $24.5 million under the Revolving Credit Facility. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Guarantor Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness of the Company or a Guarantor Subsidiary, as the case may be. See "Certain Covenants -- Limitation on Indebtedness" below.

     "Senior Indebtedness" of the Company means all principal of, premium (if any), accrued interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and other amounts owing with respect to all Indebtedness of the Company, and including all Bank Indebtedness, whether outstanding on the Issue Date or thereafter incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding it is expressly provided that such obligations are not superior in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include (1) any obligation of the Company to any Subsidiary, (2) any liability for federal, foreign, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including

Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness or obligation of the Company which is subordinate or junior in any respect (other than as a result of the Indebtedness being unsecured) to any other Indebtedness or obligation of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations, (5) any obligations with respect to any Capital Stock or (6) any Indebtedness Incurred in violation of the Indenture. "Senior Indebtedness" of any Guarantor Subsidiary has a correlative meaning.

     Only Indebtedness of the Company or a Guarantor Subsidiary that is Senior Indebtedness will rank senior to the Notes and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The Notes and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company and the relevant Guarantor Subsidiary, respectively (including the Old Notes). The Company and each Guarantor Subsidiary has agreed in the Indenture that it will not incur, directly or indirectly, any Indebtedness which is subordinate or junior in ranking in any respect to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. Unsecured Indebtedness of the Company or a Guarantor Subsidiary is not deemed to be subordinated or junior to Secured Indebtedness, as the case may be, merely because it is unsecured.

     The Company may not pay principal of, or premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under "-- Defeasance" below, and may not otherwise purchase, redeem or otherwise retire any Notes other than from funds held in a defeasance trust pursuant to the provisions described under "-- Defeasance" below (collectively, "pay the Notes"), if (i) any Senior Indebtedness of the Company is not paid when due or
(ii) any other default on Senior Indebtedness of the Company occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the holders of the Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the holders of the Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness have, or the Representative of such holders has, accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Notes after the end of such Payment Blockage Period, including any missed payments. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. However, if any Blockage Notice within such 360-day period is given by or on behalf of any holders of Designated Senior Indebtedness other than the Bank Indebtedness, the Representative of the Bank Indebtedness may give another Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360 consecutive day period.

     Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness of the Company will be entitled to receive payment in full of the Senior Indebtedness of the Company before the Noteholders are entitled to receive any payment and until the Senior Indebtedness of the Company is paid in full, any payment or distribution to which Noteholders would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness of the Company as their respective interests may appear. If a payment or distribution is made to Noteholders that due to the subordination provisions should not have been made to them, such Noteholders are required to hold such payment or distribution in trust for the holders of Senior Indebtedness and pay it over to them as their respective interests may appear.

     If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. The Company may not pay the Notes until five Business Days after such holders or the Representative of the holders of the Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

     The terms of the subordination provisions described above with respect to the Company's obligations under the Notes apply equally to a Guarantor Subsidiary and the obligations of such Guarantor Subsidiary under its Subsidiary Guaranty.

     By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company or a Guarantor Subsidiary who are holders of Senior Indebtedness of the Company or a Guarantor Subsidiary, as the case may be, may recover more, ratably, than the Noteholders, and creditors of the Company who are not holders of Senior Indebtedness of the Company or of Senior Subordinated Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness of the Company.

SUBSIDIARY GUARANTIES

     Each of the Company's principal operating subsidiaries (the "Initial Guarantors," and together with all future issuers of Subsidiary Guaranties, the "Guarantor Subsidiaries") will jointly and severally as primary obligors and not merely as sureties, irrevocably Guarantee on an unsecured senior subordinated basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Company under the Indenture and the Notes, whether for payment of principal of or interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by the Guarantor Subsidiaries being herein called the "Guaranteed Obligations"). The Guarantor Subsidiaries will agree to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the Holders in enforcing any rights under the Subsidiary Guaranties. Each Subsidiary Guaranty will be limited in amount to an amount not to exceed the maximum amount that can be Guaranteed by the applicable Guarantor Subsidiary without rendering such Subsidiary Guaranty voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. On or after the Issue Date, the Company will cause each Restricted Subsidiary which Incurs Indebtedness to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes. See "Certain Covenants -- Future Guarantor Subsidiaries" below.

     Each Subsidiary Guaranty is a continuing guarantee and shall (a) remain in full force and effect until payment in full of all the Guaranteed Obligations,
(b) be binding upon each Guarantor Subsidiary and (c) enure to the benefit of and be enforceable by the Trustee, the Holders and their successors, transferees and assigns.

     A Subsidiary Guaranty will be released upon the sale of the capital stock, or all or substantially all of the assets, of the applicable Guarantor Subsidiary if such sale is made in compliance with the Indenture.

     Each of the Company's Guarantor Subsidiaries have also Guaranteed or will also Guarantee Indebtedness of the Company Incurred under the terms of the Senior Bank Facilities and the Old Notes. Because the operations of the Company are conducted through its Subsidiaries, and the Guaranties issued by the Guarantor Subsidiaries are or will be, as the case may be, secured by pledges of substantially all the assets of the Guarantor Subsidiaries, the Notes will be effectively subordinated to creditors of the Company under the Senior Bank Facilities. See "Risk Factors -- Holding Company Structure."

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), each Holder will have the right to require the Company to repurchase all or any part of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), pursuant to the offer described below and the other procedures set forth in the Indenture; provided, however, that notwithstanding the occurrence of a Change of Control, the Company shall not be obligated to purchase the Notes pursuant to this covenant in the event that it has exercised its rights to redeem all of the Notes as described under "-- Optional Redemption":

          (a) prior to the earlier to occur of the first public offering of Voting Stock of ACP Holdings, Holdings or the Company, the Permitted Holders cease to be entitled (by "beneficial ownership" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of Voting Stock, contract or otherwise) to elect or cause the election of directors of the Company having a majority of the total voting power of the Board of Directors of the Company, whether as a result of issuance of securities of the Company, any merger, consolidation, liquidation or dissolution of the Company, any direct or indirect transfer of securities by any Permitted Holder or otherwise (for purposes of this clause (a), the Permitted Holders shall be deemed to beneficially own any Voting Stock of a corporation (the "specified corporation") held by any other corporation (the "parent corporation") so long as one or more of the Permitted Holders beneficially own (as so defined), directly or indirectly, in the aggregate a majority of the voting power of the Voting Stock of the parent corporation);

          (b) after the first public offering of Voting Stock of ACP Holdings, Holdings or the Company, any person or group (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more of the Permitted Holders, is or becomes the beneficial owner (as defined in clause (a) above), directly or indirectly, of Voting Stock that represents more than 40% of the aggregate ordinary voting power of all classes of the Voting Stock of ACP Holdings, Holdings or the Company voting together as a single class, and either (x) the Permitted Holders beneficially own (as defined in clause (a) above), directly or indirectly, in the aggregate Voting Stock that represents a lesser percentage of the aggregate ordinary voting power of all classes of the Voting Stock of ACP Holdings, Holdings, or the Company as the case may be, voting together as a single class, than such other person or group and are not entitled (by voting power, contract or otherwise) to elect directors of ACP Holdings, Holdings or the Company having a majority of the total voting power of the the board of directors of ACP Holdings, Holdings or the Company, as the case may be, or (y) such other person or group is entitled to elect directors of ACP Holdings, Holdings or the Company having a majority of the total voting power of the board of directors of ACP Holdings, Holdings or the Company;

          (c) after the first public offering of Voting Stock of ACP Holdings, Holdings or the Company, during any period of not greater than two consecutive years beginning after the Issue

     Date, individuals who at the beginning of such period constituted the board of directors of ACP Holdings, Holdings or the Company, as the case may be (together with any new directors whose election by such board of directors, or whose nomination for election by shareholders was approved by the Permitted Holders or by such board of directors, in each case by a vote of a majority of the directors of ACP Holdings, Holdings or the Company, as the case may be, then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to have a majority of the total voting power of the board of directors of ACP Holdings, Holdings or the Company, as the case may be; or

          (d) any sale, lease, or other transfer (in one transaction or in a series of related transactions) is made by the Company or its Restricted Subsidiaries of all or substantially all of the consolidated assets of the Company and its Restricted Subsidiaries to any Person.

     Within 30 days following any Change of Control, the Company shall mail a notice to each Holder with a copy to the Trustee stating, among other things:
(1) that a Change of Control has occurred and that such Holder has the right to require the Company to purchase all or any portion of such Holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of Holders of record on a record date to receive interest on the relevant interest payment date); (2) the circumstances and relevant facts and financial information regarding such Change of Control; (3) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (4) the instructions determined by the Company, consistent with this covenant, that a Holder must follow in order to have its Notes or any portion thereof purchased.

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described above by virtue thereof.

     The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchaser. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company or Holdings would decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company's capital structure or credit ratings.

     The occurrence of a Change of Control would constitute a default under the Senior Bank Facilities. Future Senior Indebtedness of the Company may contain prohibitions of certain events which would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the Holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the Holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any repurchases required in connection with a Change of Control. The Company's failure to purchase the Notes in connection with a Change of Control would result in a default under the Indenture.

CERTAIN COVENANTS

     The Indenture will contain covenants including, among others, the following:

     Limitation on Indebtedness. (a) The Company will not, and will not permit any Restricted Subsidiary to, Incur any Indebtedness (other than pursuant to the following paragraph (b)) unless on the date of such Incurrence the Consolidated Coverage Ratio exceeds 2.00 to 1.

     (b) Notwithstanding the foregoing paragraph (a), the Company and its Restricted Subsidiaries may Incur the following Indebtedness:

          (i) Indebtedness consisting of revolving credit, working capital or letters of credit financing in an aggregate principal amount at any time outstanding not in excess of the greater of $35.0 million and the Borrowing Base in effect from time to time (in each case less the aggregate amount of all repayments of principal actually made thereunder since the Original Issue Date with Net Available Cash from Asset Dispositions pursuant to clause (a)(iii)(A) of the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock");

          (ii) Indebtedness of the Company owing to and held by any Wholly Owned Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Wholly Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Wholly Owned Subsidiary) will be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof;

          (iii) Indebtedness of the Company represented by the Old Notes and the Notes;

          (iv) any Indebtedness of the Company and its Restricted Subsidiaries (other than the Indebtedness described in clauses (i) or (ii) above) outstanding on the Original Issue Date and Indebtedness Incurred under
     Section 4.03(a) of the Original Indenture prior to the Issue Date;

          (v) Indebtedness of the Company and its Restricted Subsidiaries (A) in respect of judgment, appeal, surety, performance and other like bonds, bankers' acceptances and letters of credit provided by the Company and its Restricted Subsidiaries in the ordinary course of their business and which do not secure other Indebtedness and (B) under Commodity Agreements, Currency Agreements and Interest Rate Agreements that are designed to protect the Company and its Restricted Subsidiaries against fluctuations in commodity prices (for raw materials used by them), interest rates or currency exchange rates and not for the purposes of speculation;

          (vi) Indebtedness represented by Guarantees by the Company of Indebtedness of a Restricted Subsidiary, or in respect of letters of credit provided by the Company to support such Indebtedness, or Guarantees by a Restricted Subsidiary of Indebtedness of the Company or a Restricted Subsidiary, or in respect of letters of credit provided by a Restricted Subsidiary to support such Indebtedness; provided, however, that only Indebtedness that is Incurred in compliance with this covenant may be guaranteed pursuant to this clause (vi);

          (vii) Purchase Money Indebtedness, industrial revenue bonds or similar Indebtedness and Capitalized Lease Obligations of the Company and its Restricted Subsidiaries in an aggregate principal amount at any time outstanding not in excess of 10% of Total Assets;

          (viii) Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments, in connection with the acquisition or disposition of any business, assets or Subsidiary of the Company permitted under the Indenture;

          (ix) Indebtedness of the Company and its Restricted Subsidiaries, to the extent the proceeds thereof are immediately used after the Incurrence thereof to purchase Notes or Old Notes tendered in an offer to purchase made as a result of a Change of Control;

          (x) Indebtedness of the Company or a Restricted Subsidiary owed to (including obligations in respect of letters of credit for the benefit of) any Person in connection with liability insurance provided by such Person to the Company or such Restricted Subsidiary, pursuant to reimbursement or indemnification obligations to such Person, in each case Incurred in the ordinary course of business;

          (xi) Indebtedness of the Company consisting of guarantees of up to an aggregate principal amount of $2.0 million of borrowings by Management Investors in connection with purchases of Voting Stock of Holdings on or after the Original Issue Date and in accordance with "-- Certain
     Covenants -- Limitation on Restricted Payments;"

          (xii) Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount at any time outstanding not in excess of $15.0 million which Indebtedness may be incurred pursuant to clause (i) above; and

          (xiii) any Refinancing Indebtedness incurred in respect of any Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (i),
     (ii), (iv), (vii), (ix) or (xiii) of this paragraph (b).

     (c) Notwithstanding the foregoing, the Company may not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Company unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of the Company. In addition, the Company may not Incur any Secured Indebtedness which is not Senior Indebtedness of the Company unless contemporaneously therewith effective provision is made to secure the Notes equally and ratably with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the Notes) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien. A Guarantor Subsidiary may not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of the Guarantor Subsidiary unless such Indebtedness is Senior Subordinated Indebtedness of such Guarantor Subsidiary or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of such Guarantor Subsidiary. In addition, a Guarantor Subsidiary may not incur any Secured Indebtedness which is not Senior Indebtedness of such Guarantor Subsidiary unless contemporaneously therewith effective provision is made to secure the Subsidiary Guaranty equally and ratably with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to such Subsidiary Guaranty) such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien.

     Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to:

          (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company) except dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock) and except dividends or distributions payable to the Company or another Restricted Subsidiary (and, if such Restricted Subsidiary has shareholders other than the Company or other Restricted Subsidiaries, to its other shareholders on a pro rata basis or on a basis that results in the receipt by the Company or a Restricted Subsidiary of dividends or distributions of equal or greater value);

          (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company or any Restricted Subsidiary held by Persons other than the Company or another Restricted Subsidiary;

          (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition); or

          (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement, Investment or payment being herein referred to as a "Restricted Payment") if at the time the Company or such Restricted Subsidiary makes such Restricted Payment: (1) a Default will have occurred and be continuing (or would result therefrom); (2) the Company could not Incur at least $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; or (3) the aggregate amount of such Restricted Payment and all other Restricted Payments (the amount so expended, if other than in cash, to be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) declared or made subsequent to the Original Issue Date would exceed the sum of:

             (A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the Original Issue Date to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income will be a deficit, minus 100% of such deficit);

             (B) 100% of the aggregate net proceeds received by the Company (including the fair market value (as determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) of property received by the Company; provided, however, that such property is related, ancillary or complementary to any business of the Company and the Restricted Subsidiaries conducted on the Original Issue Date) as a capital contribution or from the issue or sale of Capital Stock (other than Disqualified Stock) of the Company or Holdings subsequent to the Original Issue Date (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which the Company or a Subsidiary is liable, directly or indirectly, as a guarantor or otherwise (including by the making of cash contributions to such plan or trust which are used to pay interest or principal on such Indebtedness));

             (C) the amount by which Indebtedness of the Company or its Restricted Subsidiaries is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) of any Indebtedness of the Company or its Restricted Subsidiaries issued subsequent to the Original Issue Date and convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash or other property (other than such Capital Stock) distributed by the Company or any Restricted Subsidiary upon such conversion or exchange) (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip);

             (D) the aggregate Net Cash Proceeds received subsequent to the Original Issue Date by the Company or Holdings (other than from any Restricted Subsidiary) upon the exercise of any options or warrants to purchase Capital Stock (other than Disqualified Stock) of the Company or Holdings; and

             (E) the amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from (i) payments of dividends, repayments of the principal of loans, return of capital or advances or other transfers of assets to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries or (ii) the redesignation of Unrestricted Subsidi-aries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") or the receipt of proceeds from the sale or other disposition of any portion of any Investment in an Unrestricted Subsidiary not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments.

     (b) The provisions of the foregoing paragraph (a) will not prohibit:

          (i) any purchase, redemption, retirement or other acquisition of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or other trust established by the Company or any of its Subsidiaries to the extent the purchase by such plan or trust is financed by Indebtedness of such plan or trust and for which the Company or a Subsidiary is liable, directly or indirectly, as a guarantor or otherwise (including by the making of cash contributions to such plan or trust which are used to pay interest or principal on such Indebtedness)); provided, however, that (A) such purchase, redemption, retirement or other acquisition will be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale to the extent so used will be excluded from clause (iv)(B) of paragraph (a) above;

          (ii) any purchase, defeasance, retirement, redemption or other acquisition of (A) Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to paragraph (b) of the covenant described under "-- Limitation on Indebtedness" or (B) Subordinated Obligations of a Restricted Subsidiary made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of any Restricted Subsidiary or the Company which is permitted to be Incurred pursuant to paragraph (b) of the covenant described under "-- Limitation of Indebtedness"; provided, however, that such purchase, defeasance, retirement, redemption or other acquisition will be excluded in the calculation of the amount of Restricted Payments;

          (iii) any purchase, redemption, retirement or other acquisition of Disqualified Stock made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock; provided, however, that such purchase, redemption, retirement or other acquisition will be excluded in the calculation of the amount of Restricted Payments;

          (iv) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted by the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock"; provided, however, that such purchase or redemption will be excluded in the calculation of the amount of Restricted Payments;

          (v) upon the occurrence of a Change of Control and within 60 days after the completion of the offer to repurchase the Notes and Old Notes pursuant to the covenant described under "-- Change of Control" above (including the purchase of all Notes tendered), any purchase, defeasance, retirement, redemption or other acquisition of Subordinated Obligations required pursuant to the terms thereof as a result of such Change of Control; provided, however, that such purchase, defeasance, retirement, redemption or other acquisition will be included in the calculation of the amount of Restricted Payments;

          (vi) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend will be included in the calculation of the amount of Restricted Payments;

          (vii) the repurchase, for cash or notes, of shares of, or options or warrants to purchase shares of, or payments to Holdings to enable Holdings to repurchase shares of, or options or warrants to purchase shares of, Capital Stock of Holdings, the Company or any of the Subsidiaries of the Company from present or former Management Investors in an amount not in excess of $2.0 million in any one year and $5.0 million in the aggregate; provided, however, that the amount of such repurchase will be included in the calculation of the amount of Restricted Payments;

          (viii) payments in lieu of fractional shares in amount not in excess of $250,000 in the aggregate;

          (ix) payments by the Company to Holdings to pay Federal, state and local taxes to the extent such taxes are attributable to the Company and its Restricted Subsidiaries; provided, however, that such payments will be excluded from the calculation of the amount of Restricted Payments;

          (x) loans, advances, dividends or distributions by the Company to Holdings to pay dividends on the common stock of Holdings following a Public Equity Offering of such stock; but only to the extent that such loans, advances, dividends or distributions do not exceed 6% per annum of the net proceeds received by the Company in such Public Equity Offering; provided, however, that the amount of such loans, advances, dividends or distributions will be included in the amount of Restricted Payments; or

          (xi) in each case to the extent such payments by Holdings are attributable to the Company and its Restricted Subsidiaries, payments by the Company to Holdings not to exceed an amount necessary to permit Holdings to (A) make payments in respect to its indemnification obligations owing to directors, officers or other Persons under Holding's charter or by-laws or pursuant to written agreements with any such Person, (B) make payments in respect of its other operational expenses (other than taxes) incurred in the ordinary course of business, or (C) make payments in respect of indemnification obligations and costs and expenses incurred by Holdings in connection with any offering of common stock of Holdings; provided, however, that all such payments will be included in the calculation of the amount of Restricted Payments.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except:

          (1) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Original Issue Date;

          (2) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness entered into prior to the date on which such Restricted Subsidiary was acquired or designated as a Restricted Subsidiary by the Company (other than as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by the Company);

          (3) any encumbrance or restriction pursuant to (x) an agreement constituting Refinancing Indebtedness of Indebtedness Incurred pursuant to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or contained in any amendment to an agreement referred to in clause (1) or (2) of this covenant or this clause (3) or (y) Indebtedness Incurred pursuant to clause (i) of paragraph (b) of the covenant described above under "-- Limitation on Indebtedness;" provided, however, that the encumbrances and restrictions contained in (A) any such refinancing agreement or amendment referred to in clause (x) above are, collectively, no more restrictive in any material respect than the encumbrances and restrictions contained in such agreements (as determined in good faith by the Company) and (B) any instrument relating to any Indebtedness referred to in clause
     (y) above, are, collectively, no more restrictive in any material respect than the encumbrances and restrictions contained in the Senior Bank Facilities as in effect on the Original Issue Date (as determined in good faith by the Company);

          (4) in the case of clause (iii) above, any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary which are not prohibited by the covenant described under "-- Limitation on Liens" to the extent such encumbrances or restrictions restrict the transfer of the property or assets subject to such security agreements or mortgages;

          (5) any encumbrance or restriction existing under or by reason of applicable law;

          (6) customary non-assignment provisions of any licensing agreement or of any lease;

          (7) any encumbrance or restriction contained in contracts for sales of assets otherwise permitted by the Indenture;

          (8) with respect to a Restricted Subsidiary, any encumbrance or restriction imposed pursuant to an agreement that has been entered into for the sale of all or substantially all of the Capital Stock of such Restricted Subsidiary; and

          (9) Purchase Money Obligations for property acquired in the ordinary course of business that impose restrictions of the type referred to in clause (iii) of this covenant.

     Limitation on Sales of Assets and Subsidiary Stock. (a) The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Disposition unless:

          (i) the Company or such Restricted Subsidiary receives consideration (including by way of relief from, or by any other Person assuming sole responsibility for, any liabilities, contingent or otherwise) at the time of such Asset Disposition at least equal to the fair market value, as may be determined (and shall be determined, to the extent an Asset Disposition (or a series of related Asset Dispositions) involves a fair market value greater than $1.0 million) in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition;

          (ii) in the case of an Asset Disposition (or a series of related Asset Dispositions) having a fair market value of $1.0 million or more, at least 80% (or 100% in the case of lease payments) of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

          (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be) (A) first, to the extent the Company or such Restricted Subsidiary elects (or is required by the terms of any Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness of the Company or a Wholly Owned Subsidiary or, in the case of a sale by a Restricted Subsidiary which is not a Wholly Owned Subsidiary, to prepay, repay or purchase Senior Indebtedness of such Restricted Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 365 days after the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) second, to the extent of the balance of Net Available Cash after application in accordance with clause (A), to the extent the Company or such Restricted Subsidiary elects, to reinvest (or enter into a binding contract to do so) in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by the Company or another Restricted Subsidiary), within 365 days from the later of such Asset Disposition or the receipt of such Net Available Cash; (C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an Offer (as defined below) to purchase Notes and Old Notes pursuant to and subject to the conditions set forth in section (b) of this covenant and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses
     (A), (B) and (C), to fund (to the extent consistent with any other applicable provision of the Indenture) any corporate purpose; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) above, the Company or such Restricted Subsidiary will retire such Indebtedness and will cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions of this covenant, the Company and its Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions in any year which are not applied in accordance with this covenant exceed $5.0 million in such year.

     For the purposes of clause (ii) of this covenant, the following are deemed to be cash: (w) the assumption of Indebtedness of the Company (other than Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition, (x) securities received by the Company or any Restricted Subsidiary from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash, (y) Indebtedness of any Restricted Subsidiary that is no longer a Restricted Subsidiary as a result of such Asset Disposition, to the extent that the Company and each other Restricted Subsidiary is released from any Guarantee of such Indebtedness in connection with such Asset Disposition, and (z) consideration consisting of Indebtedness of the Company or any Restricted Subsidiary.

     (b) In the event of an Asset Disposition that requires the purchase of Notes and Old Notes pursuant to clause (a)(iii)(C) of this covenant, the Company will be required to purchase Notes and Old Notes tendered pursuant to an offer, commenced within 30 days following the expiration of the 365 day period referred to in clause (a)(iii)(B) of this covenant (or, if the Company so elects, at any time within such 365 day period), by the Company for the Notes and the Old Notes, (the "Offer") at a purchase price of 100% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase in accordance with the procedures (including prorationing in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of Notes and Old Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the Notes and Old Notes, the Company will apply the remaining Net Available Cash in accordance with clause (a)(iii)(D) of this covenant and upon completion of the purchase of the Notes and Old Notes tendered pursuant to the Offer, the remaining amount of Net Available Cash, if any, will be reset at zero. The Company will not be required to make an Offer for Notes or Old Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B) of section
(a)(iii) of this covenant) is less than $5.0 million (which lesser amount will be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

     (c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes and Old Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

     Limitation on Transactions with Affiliates. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") on terms (i) that are less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate and (ii) that, in the event such Affiliate Transaction involves an aggregate amount in excess of $1.0 million, are not in writing and have not been approved by a majority of the members of the Board of Directors having no material direct or indirect financial interest in or with respect to such Affiliate Transaction. In addition, if such Affiliate Transaction involves an amount in excess of $5.0 million, a fairness opinion must be obtained from a nationally recognized appraisal or investment banking firm.

     (b) The provisions of the foregoing paragraph (a) will not prohibit (i) any Restricted Payment or Permitted Investment permitted to be made pursuant to the covenant described under "-- Limitation on Restricted Payments," (ii) fees, compensation or employee benefit arrangements paid to, and any indemnity provided for the benefit of, directors, officers or employees of the Company, Holdings or any Subsidiary of the Company in the ordinary course of business or any Indebtedness permitted to be Incurred pursuant to clause (xii) of paragraph
(b) of the covenant described under "-- Limitation on Indebtedness," or any payments in respect thereof, (iii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors, (iv) transactions pursuant to agreements entered into or in effect on the Original Issue Date, including amendments thereto entered into after the Original Issue Date, provided that the terms of any such amendment are not, in the aggregate, less favorable to the Company or such Restricted Subsidiary than the terms of such agreement prior to such amendment, (v) loans or advances to employees that are Affiliates of the Company in the ordinary course of business, but in any event not to exceed $2.0 million in the aggregate outstanding at any one time, (vi) any transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries (so long as the other stockholders of any participating Restricted Subsidiaries which are not Wholly Owned Subsidiaries are not themselves Affiliates of the Company) or
(vii) payments with respect to Indebtedness Incurred pursuant to clause (viii) of paragraph (b) of the covenant described under "-- Limitation on Indebtedness."

     Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries. The Company will not sell any shares of Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock, except (i) to the Company or a Wholly Owned Subsidiary, (ii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary, (iii) directors' qualifying shares or (iv) in a Public Equity Offering as a result of or after which a Public Market exists. The proceeds of any sale of such Capital Stock permitted by clause (ii) must be treated as Net Available Cash from an Asset Disposition and must be applied in accordance with the terms of the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock."

     Limitation on Liens. (a) The Company will not, and will not permit any Guarantor Subsidiary to, directly or indirectly, create or permit to exist any Lien (the "Initial Lien") on any of its property or assets (including Capital Stock), whether owned on the Original Issue Date or thereafter acquired, securing any Indebtedness other than Senior Indebtedness of the Company, in the case of the Company, or Senior Indebtedness of a Guarantor Subsidiary, in the case of a Guarantor Subsidiary, unless contemporaneously therewith effective provision is made to secure the Notes and, in respect of Liens on any Guarantor Subsidiary's property or assets, the Subsidiary Guaranty of such Guarantor Subsidiary equally and ratably with (or on a senior basis to, in the case of Indebtedness expressly subordinated in right of payment to the Notes and such Subsidiary Guaranty) such obligation for so long as such obligation is so secured. The preceding sentence will not require the Company or any Restricted Subsidiary to equally and ratably secure the Notes if the Initial Lien consists of Permitted Liens.

     (b) Any Lien created for the benefit of the Holders of the Notes pursuant to the foregoing paragraph (a) shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

     SEC Reports. Notwithstanding that the Company may not be required to be or remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the Commission (after the date the Exchange Offer or Shelf Registration Statement described under "-- Exchange and Registration Rights Agreement" below becomes effective), and provide (both prior to and after such effective date) the Trustee and Noteholders and prospective Noteholders (upon request) with the annual reports and the information, documents and other reports which are specified in Sections 13 and 15(d) of the Exchange Act. The Company also will comply with the other provisions of TIA Sec. 314(a).

     Future Guarantor Subsidiaries. The Company will cause (a) each Restricted Subsidiary that is a Domestic Subsidiary which Incurs Indebtedness and (b) each Restricted Subsidiary that is not a Domestic Subsidiary and that after the Issue Date enters into a Guarantee of any of the obligations of the Company, Holdings or any of the Company's Subsidiaries pursuant to the Senior Bank Facilities to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will Guarantee payment of the Notes; provided, however, that such Subsidiary shall not be required to execute and deliver a supplemental indenture pursuant to this section in the event that such Subsidiary is a party to the Indenture or the Supplemental Indenture at the time of such Incurrence of Indebtedness. Each Subsidiary Guaranty will be limited to an amount not to exceed the maximum amount that can be Guaranteed by that Subsidiary without rendering the Subsidiary Guaranty, as it relates to such Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

     Limitation on Lines of Business. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than (i) a Related Business and (ii) the making of Permitted Investments and the operations of any business that is part of a Permitted Investment. Holdings will not engage in any business other than managing its investment in the Company.

     Limitation on Sale/Leaseback Transactions. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless (i) the Company or such Restricted Subsidiary would be entitled to Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under "-- Limitation on Indebtedness" and
(ii) the net cash proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (in the case of Sale/Leaseback Transactions involving amounts in excess of $1.0 million, as determined by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors) of such property and (iii) the transfer of such property is permitted by, and the Company applies the proceeds of such transaction in compliance with, the covenant described under "-- Limitation on Sale of Assets and Subsidiary Stock."

MERGER AND CONSOLIDATION

     The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless:
(i) the resulting, surviving or transferee Person (the "Successor Company") will be a corporation, limited liability company, limited partnership or business trust organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) will expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Restricted Subsidiary as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default will have occurred and be continuing; (iii) except in the case of a merger the sole purpose of which is to change the Company's jurisdiction of incorporation, immediately after giving effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness under paragraph (a) of the covenant described under "-- Limitation on Indebtedness"; (iv) immediately after giving effect to such transaction, the Successor Company will have Consolidated Net Worth in an amount which is not less than the Consolidated Net Worth of the Company immediately prior to such transaction and (v) the Company will have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

     Notwithstanding the foregoing clauses (ii), (iii) and (iv), any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company.

     The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but the predecessor Company in the case of a conveyance, transfer or lease of all or substantially all its assets will not be released from the obligation to pay the principal of and interest on the Notes.

DEFAULTS

     An Event of Default is defined in the Indenture as:

          (i) a default in any payment of interest on any Note when due (whether or not such payment is prohibited by the provisions described under "Ranking" above), continued for 30 days;

          (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise (whether or not such payment is prohibited by the provisions described under "Ranking" above);

          (iii) the failure by the Company to comply with its obligations under the covenant described under "Merger and Consolidation" above;

          (iv) the failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "Change of Control" or "Certain Covenants" above (in each case, other than a failure to purchase Notes);

          (v) the failure by the Company or any Guarantor Subsidiary to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture;

          (vi) the failure by the Company or any Significant Subsidiary to pay any Indebtedness within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, if the total amount of such Indebtedness unpaid or accelerated exceeds $5.0 million or its foreign currency equivalent (the "cross acceleration provision");

          (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Restricted Subsidiary (the "bankruptcy provisions");

          (viii) the rendering of any judgment or decree in excess of $5.0 million or its foreign currency equivalent (net of amounts paid within 30 days of any such judgment or decree under any insurance, indemnity, bond, surety or similar instrument) against the Company or a Restricted Subsidiary by a court or other adjudicatory authority of competent jurisdiction for which the Company or the Restricted Subsidiary, as applicable, is not fully insured by a third Person and (A) an enforcement proceeding is commenced with respect to such judgment or decree or (B) such judgment or decree remains outstanding the later of (i) the day which is the sixtieth day after the judgment is rendered and (ii) the day on which any right to appeal expires (the "judgment default provision"); or

          (ix) any Subsidiary Guaranty ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor Subsidiary denies or disaffirms its obligations under the Indenture or any Subsidiary Guaranty and such Default continues for 10 days.

     The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

     However, a default under clauses (iv) or (v) will not constitute an Event of Default until the Trustee or the Holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

     If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes by notice to the Company may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any Holders. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders unless such Holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such Holder has previously given the Trustee notice that an Event of Default is continuing, (ii) Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,
(iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each Holder notice of the Default within the earlier of 90 days after it occurs or 30 days after it is known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding and any past default and its consequences or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected, no amendment may (i) reduce the amount of Notes whose Holders must consent to an amendment or waiver, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under "Optional Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes, (vii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions or (viii) make any change in any Subsidiary Guaranty that would adversely affect the Noteholders.

     Without the consent of any Holder, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the
Code), to add further Guaranties with respect to the Notes, to release Guarantor Subsidiaries when permitted by the Indenture, to secure the Notes, to add to the covenants of the Company for the benefit of the Noteholders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA.

     The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

     After an amendment under the Indenture becomes effective, the Company is required to mail to Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER AND EXCHANGE

     A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Noteholder to pay any taxes required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

DEFEASANCE

     The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "Certain Covenants," the operation of the cross acceleration provision, the bankruptcy default provisions with respect to Subsidiaries and the judgment default provision described under "Defaults" above and the limitations contained in clauses (iii) and (iv) under "Merger and Consolidation" above ("covenant defeasance"). If the Company exercises its legal defeasance option or its covenant defeasance option, each Guarantor Subsidiary will be released from all of its obligations with respect to its Subsidiary Guaranty.

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect to Restricted Subsidiaries only), (viii) (with respect to Significant Subsidiaries only), (ix) or (x) under "Defaults" above or because of the failure of the Company to comply with clause (iii) or (iv) under "Merger and Consolidation" above.

     Defeasance options with respect to the Notes may be exercised to any redemption date or the applicable maturity date. In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes and Old Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

     The Company will not be permitted to exercise either defeasance option described above with respect to the Notes unless it defeases the Old Notes equivalently and substantially simultaneously. Similarly, the Company will not be permitted to defease the Old Notes unless it defeases the Notes equivalently and substantially simultaneously.

CONCERNING THE TRUSTEE

     United States Trust Company of New York is to be the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

GOVERNING LAW

     The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     "ACP Holdings" means ACP Holding Company, a Delaware corporation.

     "ACP Products, L.L.C." means ACP Products, L.L.C., a Delaware limited liability company.

     "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock), including improvements to existing assets, to be used by the Company or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted

Subsidiary; or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary; provided, however, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the provisions described under "-- Certain Covenants -- Limitation on Transactions with Affiliates" only, "Affiliate" shall also mean any beneficial owner of shares representing 5% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

     "Applicable Premium" means, with respect to a Note, the greater of (i) 1.0% of the then outstanding principal amount of such Note and (ii) the excess of (A) the present value of all remaining required interest and principal payments due on such Note, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (B) the then outstanding principal amount of such Note.

     "Asset Disposition" means any sale, lease, transfer or other disposition of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary; (ii) a disposition of inventory, in the ordinary course of business consistent with past practices of the Company and its Subsidiaries; (iii) dispositions with a fair market value of less than $500,000 in the aggregate in any fiscal year; (iv) a disposition of properties and assets that is governed by the provisions under the first paragraph of "-- Merger and Consolidation" above; and (v) for purposes of the provisions described under "-- Certain
Covenants -- Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to the covenant described under "-- Certain
Covenants -- Limitation on Restricted Payments."

     "Attributable Debt" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate assumed in making calculations in accordance with FAS 13) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Average Life" means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or scheduled redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (ii) the sum of all such payments.

     "Bank Indebtedness" means any and all amounts payable under or in respect of the Senior Bank Facilities or any refinancing or replacements thereof including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

     "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

     "Borrowing Base" means, as of the date of determination, an amount equal to the sum, without duplication, of (i) 80% of the net book value of the Company's accounts receivable at such date and (ii) 50% of the net book value of the Company's inventories at such date. Net book value shall be determined in accordance with GAAP and shall be that reflected on the most recent available balance sheet (it being understood that the accounts receivable and inventories of an acquired business may be included if such acquisition has been completed on or prior to the date of determination).

     "Business Day" means a day other than a Saturday, Sunday or other day on which banking institutions in New York State are authorized or required by law to close.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP. The amount of Indebtedness represented by a Capitalized Lease Obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last scheduled payment of rent or any other amount due under the relevant lease.

     "Citicorp" means Citicorp, a Delaware corporation.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Commodity Agreement" means one or more of the following agreements entered into by a Person and one or more financial institutions: commodity future contracts, forward contracts, options or other similar arrangements or agreements designed to protect against fluctuations in the price of, or the shortage of supply of, commodities from time to time.

     "Consolidated Coverage Ratio" as of any date of determination means the ratio of (i) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of such determination (determined, for the four fiscal quarters ending prior to the Original Issue Date, or any thereof, on a pro forma basis to give effect to the Neenah Merger as if it had occurred at the beginning of such period) to (ii) Consolidated Interest Expense for such four fiscal quarters (determined, for the four fiscal quarters ending prior to the Original Issue Date, or any thereof, on a pro forma basis to give effect to the Neenah Merger as if it had occurred at the beginning of such period); provided, however, that:

     (1) if the Company or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness and the application of the proceeds thereof as if such Indebtedness had been Incurred on the first day of such period and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period (except that in the case of Indebtedness to finance seasonal fluctuations in working capital needs Incurred under a revolving credit or similar arrangement, the amount thereof shall be deemed to be the average daily balance of such Indebtedness during such four quarter period);

     (2) if since the beginning of such period the Company or any Restricted Subsidiary shall have disposed of any assets constituting all or substantially all of the assets of an operating unit of a business (a "Disposal"), (x) the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Disposal for such period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for such period and (y) Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Disposal for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

     (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of the assets of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness in connection therewith) as if such Investment or acquisition occurred on the first day of such period; and

     (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Disposal or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Disposal, Investment or acquisition of assets occurred on the first day of such period.

     For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term as at the date of determination in excess of 12 months). If any Indebtedness bears, at the option of the Company or a Restricted Subsidiary, a fixed or floating rate of interest and is being given pro forma effect, then (i) if any interest had accrued on such Indebtedness prior to the date of determination, the interest expense on such Indebtedness shall be computed by applying a fixed or floating rate of interest as selected by the Company or such Restricted Subsidiary for the interest period immediately preceding such determination or (ii) if no interest accrued on such Indebtedness prior to the date of determination, the interest expense on such Indebtedness shall be computed by applying, at the option of the Company or such Restricted Subsidiary, either a fixed or floating rate. If any Indebtedness which is being given pro forma effect was Incurred under a revolving credit facility that was in effect throughout the applicable period, the interest expense on such Indebtedness shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

     "Consolidated Interest Expense" means, for any period, the total consolidated interest expense of the Company and its Restricted Subsidiaries for such period, plus, to the extent Incurred by the Company and its Restricted Subsidiaries in such period but not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations and Attributable Debt, (ii) amortization of debt discount, (iii) capitalized interest, (iv) noncash interest expense,

(v) commissions, discounts and other fees and charges with respect to letters of credit and bankers' acceptance financing, (vi) net costs associated with Interest Rate Agreements, (vii) the interest portion of any deferred payment obligation for goods or services, (viii) interest actually paid by the Company or any Restricted Subsidiary on any Indebtedness of any other Person that is Guaranteed by the Company or any Restricted Subsidiary, (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company or a Wholly Owned Subsidiary) in connection with Indebtedness Incurred by such plan or trust and (x) the earned discount or yield with respect to the sale of receivables (without duplication of amounts included in Consolidated Net Income); but in no event shall include
(i) amortization of debt issuance costs, (ii) Preferred Stock dividends in respect of all Preferred Stock of Subsidiaries of the Company and Disqualified Stock of the Company held by Persons other than the Company or a Wholly Owned Subsidiary, or (iii) interest Incurred in connection with Investments in discontinued operations.

     "Consolidated Net Income" means, for any period, the consolidated net income (loss) of the Company and its Subsidiaries for such period; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in clause (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income, (ii) for purposes of subclause (a)(3)(A) of the covenant described under "Limitation on Restricted Payments" only, any net income (loss) of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition, (iii) any net income (loss) of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in (iv) below, the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend that could have been made to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income, (iv) any gain (or loss) realized upon the sale or other disposition of any asset of the Company or its Consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person, (v) any extraordinary gain or loss, and (vi) the cumulative effect of a change in accounting principles after the Issue Date. Notwithstanding the foregoing, for the purpose of the covenant described under "Certain Covenants-Limitation on Restricted Payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof. Notwithstanding anything to the contrary in the covenant described under "Certain Covenants -- Limitations on Restricted Payments," all amounts paid to Holdings pursuant to clause (b)(xi)(B) of such covenant shall be deducted in computing Consolidated Net Income.

     "Consolidated Net Worth" means the total of the amounts shown on the balance sheet of the Company and the Restricted Subsidiaries, determined on a Consolidated basis, as of the end of the most recent fiscal quarter of the Company ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of the Company plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit and (B) any amounts attributable to Disqualified Stock.

     "Consolidated Non-Cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its Consolidated Subsidiaries for such period, on a Consolidated basis, as determined in accordance with GAAP (excluding any such other non-cash charge which consists of an accrual or reserve for cash charges for any future period).

     "Consolidation" means the consolidation of the accounts of each of the Restricted Subsidiaries with those of the Company in accordance with GAAP consistently applied; provided, however, that "Consolidation" will not include consolidation of the accounts of any Unrestricted Subsidiary, but the interest of the Company or any Restricted Subsidiary in an Unrestricted Subsidiary will be accounted for as an investment. The term "Consolidated" has a correlative meaning.

     "Currency Agreement" means with respect to any Person any foreign exchange contract, currency swap agreement or other similar agreement or arrangement as to which such Person is a party or a beneficiary.

     "CVC" means Citicorp Venture Capital, Ltd., a New York corporation.

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (i) the Bank Indebtedness and (ii) any other Senior Indebtedness of the Company which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend at least $25.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to ninety-one days after the Stated Maturity of the Notes. Disqualified Stock shall not include any Capital Stock that is not otherwise Disqualified Stock if by its terms the holders have the right to require the issuer to repurchase such stock upon a Change of Control (or upon events substantially similar to a Change of Control).

     "Domestic Subsidiary" means a Subsidiary that is incorporated or organized under the laws of the United States of America, any State thereof or the District of Columbia.

     "EBITDA" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net
Income: (i) income tax expense, (ii) Consolidated Interest Expense and (iii) Consolidated Non-Cash Charges, in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income (loss) of such Subsidiary was included in calculating Consolidated Net Income.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in the opinions and pronouncements of the

Accounting Principles Board of the American Institute of Certified Public Accountants, in statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person through an agreement enforceable by or for the benefit of the holder of such Indebtedness and any such obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such other Person (whether arising to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Hedging Obligations" of any Person means the obligations of such Person pursuant to any Commodity Agreement, Interest Rate Agreement or Currency Agreement.

     "Holder" or "Noteholder" means the Person in whose name a Note is registered on the Registrar's books.

     "Holdings" means NFC Castings, Inc., a Delaware corporation, any Person succeeding to its ownership, and successors thereto.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such person at the time it becomes a Restricted Subsidiary; provided further, however, that in the case of a discount security, the accretion of original issue discount on such security shall not be considered an Incurrence of Indebtedness if (but only if) at the time of issuance of such security, the Company elects to treat the whole face amount of such security as Incurred at such time (and such Incurrence is then permitted in accordance with the terms of the Indenture).

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of indebtedness of such Person for borrowed money; (ii) the principal of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto) other than letters of credit or similar instruments supporting Trade Payables entered into in the ordinary course of business of such Person to the extent that such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed not later than the third business day following such drawing; (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except Trade Payables), which purchase price is due more than twelve months after the date of placing such property in service or taking delivery and title thereto or the completion of such services;
(v) all Capitalized Lease Obligations and all Attributable Debt of such Person;
(vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary of the Company, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of Indebtedness of such Person shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person; and (ix) to the extent not otherwise included in this definition, Hedging Obligations of such Person. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Interest Rate Agreement" means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

     "Investment" in any Person means any direct or indirect advance or loan (other than advances or loans to customers or suppliers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the Person making such loan or advance) or other extension of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "-- Certain Covenants -- Limitation on Restricted Payments," only (i) "Investment" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

     "Issue Date" means the date on which the Notes are originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Management Investors" means the officers and employees of ACP Holdings, ACP Products, L.L.C., Holdings, the Company or a Subsidiary of the Company who acquire Voting Stock of ACP Holdings, ACP Products, L.L.C., Holdings or the Company on or after the Original Issue Date.

     "Moody's" means Moody's Investors Service, Inc. and its successors.

     "NC Merger" means NC Merger Company, a Wisconsin corporation.

     "Neenah Merger" means the merger, consummated on April 30, 1997 of NC Merger Company with and into the Company under the terms of the Agreement and Plan of Reorganization (as amended) by and among Holdings, the Company and NC Merger Company and dated November 20, 1996.

     "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or from an escrow account or otherwise, in each case only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other non-cash form) therefrom, in each case net of (i) all legal, title and recording expenses, commissions and other expenses (including fees and expenses of counsel and investment bankers) incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset

Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such asset disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) appropriate amounts to be provided by the party or parties making such Asset Disposition as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Disposition.

     "Net Cash Proceeds" with respect to any issuance or sale of Capital Stock, means the proceeds of such issuance or sale in the form of cash, including payments in respect of deferred payment obligations when received in form of, or stock or other assets when disposed for, cash, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, filing and registration fees, trustee's fees, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Officer" means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President, the Treasurer or the Secretary of the Company.

     "Officers' Certificate" means a certificate signed by two Officers.

     "Old Notes" means the Company's 11 1/8% Senior Subordinated Notes due 2007 issued under the Original Indenture, and any of the Company's 11 1/8% Series B Senior Subordinated Notes due 2007 exchanged therefor.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     "Original Indenture" means the Indenture dated April 30, 1997 between NC Merger Company and the Trustee, as amended.

     "Original Issue Date" means the date of issuance of the Old Notes, April 30, 1997.

     "Permitted Holders" means (i) CVC and its Affiliates and Permitted Transferees and (ii) the Management Investors and their Permitted Transferees.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) the Company, (ii) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business; (iii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;
(iv) Temporary Cash Investments; (v) receivables owing to the Company or any Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (vi) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;
(vii) loans or advances to employees made in the ordinary course of business and not exceeding $1.0 million in the aggregate outstanding at any one time; (viii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments; (ix) securities received as consideration in sales of assets made in compliance with the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock"; (x) other Investments, of any type, provided that the amount of such Investments made after the Issue Date in reliance on this clause (x) and outstanding at any time does not exceed 7.5% of Total Assets; or (xi) Guarantees relating to Indebtedness which is permitted to be Incurred under the covenant described under "-- Limitation on Indebtedness."

     "Permitted Liens" means with respect to any Person:

          (a) Liens to secure Indebtedness permitted under the provisions described under clause (b)(i) or (ii) under "Certain
     Covenants -- Limitation on Indebtedness";

          (b) pledges or deposits made or other Liens granted by (1) such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, (2) in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or (3) to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

          (c) Liens imposed by law, such as carriers', warehousemen's, mechanics', employees' and other like Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments, awards, decrees or orders of any court or other governmental authority against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

          (d) Liens for property taxes not yet due or payable or subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings;

          (e) Liens in favor of issuers of surety, performance, judgment, appeal and other like bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

          (f) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning provisions, carveouts, conditional waivers or other restrictions as to the use of real properties or minor irregularities of title (and with respect to leasehold interests, mortgages, obligations, Liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of the leased property, with or without consent of the lessee) or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially impair the use of such properties in the operation of the business of such Person;

          (g) Liens existing or provided for under written arrangements existing on the Original Issue Date;

          (h) Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a wholly owned Subsidiary of such Person;

          (i) Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations;

          (j) Liens to secure any refinancing, refunding, replacement, renewal, repayment or extension (or successive refinancings, refundings, replacements, renewals, repayments or extensions) as a whole, or in part, of any Indebtedness secured by any Lien referred to in clause (g), (i),
     (l), (m) or (n); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (g), (i), (l), (m) and (n) at the time the original Lien became a Permitted Lien and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, replacement, renewal, repayment or extension;

           (k)(i) mortgages, liens, security interests, restrictions or encumbrances that have been placed by any developer, landlord or other third party on property over which the Company or any Restricted Subsidiary or the Company has easement rights or on any real property leased by the Company and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings affecting any real property;

          (l) Liens on property, assets or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created, Incurred or assumed by such Person in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

          (m) Liens on property or assets at the time the Company or a Restricted Subsidiary acquired the property or assets, including any acquisition by means of a merger or consolidation with or into the Company or a Restricted Subsidiary; provided, however, that such Liens are not created in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary; and

          (n) any Lien on stock or other securities of an Unrestricted Subsidiary that secures Indebtedness of such Unrestricted Subsidiary.

     "Permitted Transferee" means (a) with respect to CVC (i) Citicorp, any direct or indirect wholly owned subsidiary of Citicorp, and any officer, director or employee of CVC, Citicorp or any wholly owned subsidiary of Citicorp, (ii) any spouse or lineal descendant (including by adoption and stepchildren) of the officers, directors and employees to in clause (a)(i) above or (iii) any trust, corporation or partnership 100% in interest of the beneficiaries, stockholders or partners of which consists of one or more of the persons described in clause (a)(i) or (ii) above and (b) with respect to any officer or employee of ACP Products, L.L.C., ACP Holdings, Holdings, the Company or a Subsidiary of the Company (i) any spouse or lineal descendant (including by adoption and stepchildren) of such officer or employee and (ii) any trust, corporation or partnership 100% in interest of the beneficiaries, stockholders or partners of which consists of such officer or employee, any of the persons described in clause (b)(i) above or any combination thereof.

     "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     "Public Equity Offering" means an underwritten public offering of common stock of ACP Holdings, the Company or Holdings (or, for purposes of the covenant described under "-- Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," any Restricted Subsidiary) pursuant to an effective registration statement (other than a registration statement on Form S-4, S-8 or any successor or similar forms) under the Securities Act (whether alone or in conjunction with any secondary public offering); provided, however, that if any such offering is an offering of the common stock of ACP Holdings, only the net proceeds thereof that are contributed to the Company shall be taken into consideration for the purposes of this definition.

     "Public Market" means any time after (x) a Public Equity Offering has been consummated and (y) at least 15% of the total issued and outstanding common stock of ACP Holdings, the Company or Holdings (or, for purposes of the covenant described under "-- Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries," any Restricted Subsidiary) has been distributed by means of an effective registration statement under the Securities Act.

     "Purchase Money Indebtedness" means Indebtedness (i) consisting of the deferred purchase price of an asset or assets (including Capital Stock and the assets of an ongoing business) including additions and improvements, any conditional sale obligation, any obligation under any title retention agreement or any other purchase money obligation, or (ii) incurred to finance the acquisition by the Company or a Restricted Subsidiary of an asset or assets (including Capital Stock and the assets of a Related Business) including additions and improvements; provided in the case of clause (i) that the Average Life of such Indebtedness is less than the anticipated useful life of assets having an aggregate fair market value representing more than 50% of the aggregate fair market value of all assets so acquired and that in the case of clauses (i) and (ii) such Indebtedness is incurred within 180 days after the acquisition by the Company or Restricted Subsidiary of such asset or assets, or is in existence with respect to any asset or other property at the time such asset or property is acquired.

     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinances" and "refinanced" shall have a correlative meaning) any Indebtedness existing on the Original Issue Date or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary (to the extent permitted in the Indenture) and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of that or another Restricted Subsidiary of the Company), including Indebtedness that refinances Refinancing Indebtedness; provided, however, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced, (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or, if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or, if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus the amount of any premium reasonably determined by the Company or such Restricted Subsidiary, as applicable, as necessary at the time of such refinancing to accomplish such refinancing or required pursuant to the terms thereof, plus the amount of expenses of the Company or such Restricted Subsidiary, as applicable, Incurred in connection with such refinancing and (iv) if the Indebtedness being refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes to the extent of the Indebtedness being refinanced provided further, however, that Refinancing Indebtedness shall not include Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary.

     "Related Business" means any business of the Company and the Restricted Subsidiaries as conducted on the Issue Date and any business related, ancillary or complementary thereto.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "S&P" means Standard and Poor's Ratings Group, a division of McGraw-Hill, Inc. and its successors.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or such Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries.

     "SEC" means the Securities and Exchange Commission.

     "Secured Indebtedness" means any Indebtedness of the Company secured by a Lien. "Secured Indebtedness" of any Guarantor Subsidiary has a correlative meaning.

     "Senior Bank Facilities" means the credit agreement dated as of the Original Issue Date, as amended, waived or otherwise modified from time to time, among Holdings, the Company, the lenders party thereto from time to time and The Chase Manhattan Bank, a New York banking corporation, as agent (except to the extent that any such amendment, waiver or other modification thereto would be prohibited by the terms of the Indenture).

     "Senior Subordinated Indebtedness" means the Notes, the Old Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes and is not subordinated by its terms to any Indebtedness or other obligation of the Company which is not Senior Indebtedness. "Senior Subordinated Indebtedness" of any Guarantor Subsidiary has a correlative meaning.

     "Significant Subsidiary" means any Restricted Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of clause (w)(1) or
(2) of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the purchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

     "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Original Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the Notes pursuant to a written agreement. "Subordinated Obligation" of any Guarantor Subsidiary shall have a correlative meaning.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, trustees or members of any other governing body thereof is at the time owned or controlled, directly or indirectly, by (i) such Person or (ii) one or more Subsidiaries of such Person.

     "Subsidiary Guaranty" means any Guarantee of the Notes which may from time to time be executed and delivered pursuant to the terms of the Indenture. Each such Subsidiary Guaranty shall be in the form prescribed in the Indenture.

     "Temporary Cash Investments" means any of the following: (i) any investment in direct obligations (x) of the United States of America or any agency thereof or obligations Guaranteed by the United States of America or any agency thereof or (y) of any foreign country recognized by the United States of America rated at least "A" by S&P or "A-1" by Moody's, (ii) investments in time deposit accounts, certificates of deposit and money market deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof) and whose long-term debt is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act), (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) investments in commercial paper, maturing not more than 365 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P, (v) investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or "A" by Moody's, (vi) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial bank organized and located in a country recognized by the United States of America, in each case, having capital and surplus in excess of $250.0 million (or the foreign currency equivalent thereof), or investments in money market funds complying with the risk limiting conditions of Rule 2a-7 (or any successor rule) of the Commission under the Investment Company Act of 1940, as amended, and (vii) similar investments approved by the Board of Directors in the ordinary course of business.

     "Total Assets" means, at any date of determination, the total consolidated assets of the Company and its Restricted Subsidiaries, as set forth on the Company's then most recent consolidated balance sheet.

     "Trade Payables" means, with respect to any Person, any accounts payable or any indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services.

     "Treasury Rate" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled by, and published in, the most recent Federal Reserve Statistical Release H.15(519) which has become publicly available at least two Business Days prior to the date fixed for redemption of the Notes following a Change of Control (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the then remaining Average Life to Stated Maturity of the Notes; provided, however, that if the Average Life to Stated Maturity of the Notes is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Average Life to Stated Maturity of the Notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

     "Trustee" means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

     "Trust Officer" means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total Consolidated assets of $1,000 or less or (B) if such Subsidiary has

Consolidated assets greater than $1,000, then such designation would be permitted under the covenant entitled "Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under "Limitation on Indebtedness" and
(y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "Wholly Owned Subsidiary" means a Restricted Subsidiary all the Capital Stock of which (other than directors' qualifying shares and, to the extent required by local ownership laws in foreign countries, shares owned by foreign shareholders) is owned by the Company or another Wholly Owned Subsidiary (including shares held of record by a nominee for the benefit of the Company or another Wholly Owned Subsidiary).

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion (including the opinion of counsel described below) is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conditions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders. Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. The Company recommends that each holder consult such holder's own tax advisor as to the particular tax consequences of exchanging such holder's Old Notes for New Notes, including the applicability and effect of any state, local or foreign tax laws.

     Kirkland & Ellis, counsel to the Company, has advised the Company that in its opinion, the exchange of the Old Notes for New Notes pursuant to the Exchange Offer will not be treated as an "exchange" for federal income tax purposes because the New Notes will not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder will be treated as a continuation of the Old Notes in the hands of such holder. As a result, there will be no federal income tax consequences to holders exchanging Old Notes for New Notes pursuant to the Exchange Offer.

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired as a result of market-making activities or other trading activities. Each of the Company and the Guarantor Subsidiaries has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer to
use in connection with any such resale. In addition, until                , 1997
(90 days after the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

     Neither the Company nor the Guarantor Subsidiaries will receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company and each of the Guarantor Subsidiaries has jointly and severally agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Old Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Old Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Notes offered hereunder will be passed upon for the Company and the Guarantor Subsidiaries by Kirkland & Ellis, New York, New York. Cravath, Swaine & Moore, New York, New York has acted as counsel for the Initial Purchasers.

                                    EXPERTS

     The consolidated financial statements of the Company at March 31, 1996 and 1997, and for each of the three years in the period ended March 31, 1997, appearing in this Prospectus and in the Registration Statement, and the financial statement schedule included in the Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         CHANGE IN INDEPENDENT AUDITORS

     The Company's consolidated financial statements at March 31, 1995, 1996 and 1997 and for the years ended March 31, 1994, 1995, 1996 and 1997 were audited by Ernst & Young LLP. The consolidated financial statements at March 31, 1993 and 1994 and for the year ended March 31, 1993 were audited by Schenck & Associates SC. During the two most recent years preceding the change in independent auditors, there were no disagreements with Schenck & Associates SC on any matter of accounting principles or practices, financial statement disclosures or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Schenck & Associates SC would have caused them to make reference thereto in their report on the consolidated financial statements for such years.

                             NEENAH FOUNDRY COMPANY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Consolidated Balance Sheets as of March 31, 1996 and 1997.............................  F-3
Consolidated Statements of Income for the years ended March 31, 1995, 1996 and 1997...  F-4
Consolidated Statements of Changes in Stockholders' Equity for the years ended March
  31, 1995, 1996 and 1997.............................................................  F-5
Consolidated Statements of Cash Flows for the years ended March 31, 1995, 1996 and
  1997................................................................................  F-6
Notes to Consolidated Financial Statements............................................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Neenah Foundry Company (formerly Neenah Corporation -- see Note 1)

     We have audited the accompanying consolidated balance sheets of Neenah Foundry Company (the Company) as of March 31, 1996 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended March 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1997, in conformity with generally accepted accounting principles.

                                                               ERNST & YOUNG LLP

Milwaukee, Wisconsin
April 29, 1997, except for Notes 1 and 10
  as to which the date is July 1, 1997

                             NEENAH FOUNDRY COMPANY

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                             MARCH 31,
                                                                       ---------------------
                                                                         1996         1997
                                                                       --------     --------
ASSETS
Current assets:
  Cash and cash equivalents..........................................  $ 10,126     $ 22,403
  Accounts receivable, less allowance for doubtful accounts of $386
     at March 31, 1996 and 1997......................................    20,831       21,423
  Inventories........................................................    13,324       13,956
  Other current assets...............................................        --          401
  Deferred income taxes..............................................     2,253        2,325
                                                                       --------     --------
          Total current assets.......................................    46,534       60,508
Property, plant and equipment:
  Land...............................................................       847          847
  Buildings and improvements.........................................    14,972       15,063
  Machinery and equipment............................................    97,749      101,655
                                                                       --------     --------
                                                                        113,568      117,565
  Less accumulated depreciation......................................    79,840       86,186
                                                                       --------     --------
                                                                         33,728       31,379
  Other assets.......................................................     2,695        1,982
                                                                       --------     --------
                                                                       $ 82,957     $ 93,869
                                                                       ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................  $  8,124     $  8,497
  Dividends payable..................................................     2,220           --
  Income taxes payable...............................................       517          573
  Accrued wages and employee benefits................................     5,516        5,545
  Other accrued liabilities..........................................     1,937        2,052
  Current portion of long-term debt..................................       107          134
                                                                       --------     --------
          Total current liabilities..................................    18,421       16,801
Long-term debt.......................................................       134           --
Pension obligations..................................................     1,737           --
Postretirement benefit obligations...................................     5,300        5,667
Deferred income taxes................................................     2,575        2,544
                                                                       --------     --------
          Total liabilities..........................................    28,167       25,012
Commitments and contingencies (Note 5)
Stockholders' equity:
  Preferred stock, par value $100 per share:
     Authorized 3,000 shares; no shares issued and outstanding.......        --           --
  Common stock, par value $100 per share:
     Class A (voting):
       Authorized 1,000 shares; issued and outstanding, 620 shares...        62           62
     Class B (nonvoting):
       Authorized 10,000 shares; issued and outstanding, 3,820
        shares.......................................................       382          382
  Retained earnings..................................................    57,268       71,335
  Notes receivable from owners to finance stock purchase.............    (2,922)      (2,922)
                                                                       --------     --------
          Total stockholders' equity.................................    54,790       68,857
                                                                       --------     --------
                                                                       $ 82,957     $ 93,869
                                                                       ========     ========

                            See accompanying notes.

                             NEENAH FOUNDRY COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME
                                 (IN THOUSANDS)

                                                                 YEAR ENDED MARCH 31,
                                                          ----------------------------------
                                                            1995         1996         1997
                                                          --------     --------     --------
Net sales...............................................  $160,621     $166,951     $165,426
Cost of sales...........................................   120,981      121,631      116,736
                                                          --------     --------     --------
Gross profit............................................    39,640       45,320       48,690
Selling, general and administrative expenses............    16,673       16,983       17,547
                                                          --------     --------     --------
Operating income........................................    22,967       28,337       31,143
Net interest income (expense)...........................      (397)         481        1,162
                                                          --------     --------     --------
Income before income taxes..............................    22,570       28,818       32,305
Provision for income taxes..............................     8,866       11,676       12,467
                                                          --------     --------     --------
Net income..............................................  $ 13,704     $ 17,142     $ 19,838
                                                          ========     ========     ========

                            See accompanying notes.

                             NEENAH FOUNDRY COMPANY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                               COMMON STOCK
                                     ---------------------------------
                                                                                    NOTES RECEIVABLE
                   PREFERRED STOCK       CLASS A           CLASS B                    FROM OWNERS
                   ---------------   ---------------   ---------------   RETAINED   TO FINANCE STOCK
                   SHARES   AMOUNT   SHARES   AMOUNT   SHARES   AMOUNT   EARNINGS       PURCHASE        TOTAL
                   ------   ------   ------   ------   ------   ------   --------   ----------------   -------
Balance at April
  1, 1994........   1,468   $ 147      719     $ 72     4,920   $ 492    $40,140        $ (2,922)      $37,929
  Redemption and
    retirement of
    stock........  (1,468)   (147)     (99)     (10)   (1,100)   (110)    (5,932)             --        (6,199)
  Dividends
    declared:
    Preferred --
      $4.50 per
      share......      --      --       --       --        --      --         (5)             --            (5)
    Common --
      $475 per
      share......      --      --       --       --        --      --     (2,231)             --        (2,231)
  Net income.....      --      --       --       --        --      --     13,704              --        13,704
                     ----     ---      ---    ------     ----   -------  -------         -------       -------
Balance at March
  31, 1995.......      --      --      620       62     3,820     382     45,676          (2,922)       43,198
  Common
    dividends
    declared --
    $1,250 per
    share........      --      --       --       --        --      --     (5,550)             --        (5,550)
  Net income.....      --      --       --       --        --      --     17,142              --        17,142
                     ----     ---      ---    ------     ----   -------  -------         -------       -------
Balance at March
  31, 1996.......      --      --      620       62     3,820     382     57,268          (2,922)       54,790
  Common
    dividends
    declared
    -- $1,300 per
    share........      --      --       --       --        --      --     (5,771)             --        (5,771)
  Net income.....      --      --       --       --        --      --     19,838              --        19,838
                     ----     ---      ---    ------     ----   -------  -------         -------       -------
Balance at March
  31, 1997.......      --   $  --      620     $ 62     3,820   $ 382    $71,335        $ (2,922)      $68,857
                     ====     ===      ===    ======     ====   =======  =======         =======       =======

                            See accompanying notes.

                             NEENAH FOUNDRY COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED MARCH 31,
                                                          ----------------------------------
                                                            1995         1996         1997
                                                          --------     --------     --------
OPERATING ACTIVITIES
Net income..............................................  $ 13,704     $ 17,142     $ 19,838
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation.......................................     6,842        6,776        6,881
     Deferred income taxes..............................     2,862        1,863         (103)
     Other..............................................      (274)          48         (103)
     Changes in operating assets and liabilities:
       Accounts receivable..............................    (3,384)         439         (592)
       Inventories......................................      (142)        (603)        (632)
       Other current assets.............................       186           27         (401)
       Accounts payable.................................       684       (2,653)         373
       Income taxes payable.............................       526         (585)          56
       Accrued liabilities..............................     1,388       (1,261)         144
       Pension obligations..............................       900          859       (2,349)
       Postretirement benefit obligations...............       289          221          367
                                                          --------     --------     --------
          Net cash provided by operating activities.....    23,581       22,273       23,479
INVESTING ACTIVITIES
  Purchase of property, plant and equipment.............    (3,665)      (7,275)      (4,546)
  Proceeds from life insurance policy...................        --           --        1,439
  Other.................................................       253          (24)           3
                                                          --------     --------     --------
          Net cash used in investing activities.........    (3,412)      (7,299)      (3,104)
FINANCING ACTIVITIES
  Dividends paid........................................    (1,411)      (4,440)      (7,991)
  Redemption of stock...................................    (6,199)          --           --
  Proceeds from long-term debt..........................    70,529       16,370           --
  Payments on long-term debt............................   (82,968)     (17,016)        (107)
                                                          --------     --------     --------
          Net cash used in financing activities.........   (20,049)      (5,086)      (8,098)
                                                          --------     --------     --------
Increase in cash and cash equivalents...................       120        9,888       12,277
Cash and cash equivalents at beginning of year..........       118          238       10,126
                                                          --------     --------     --------
Cash and cash equivalents at end of year................  $    238     $ 10,126     $ 22,403
                                                          ========     ========     ========
Supplemental disclosures of cash flow information:
  Cash paid for:
     Interest...........................................  $    624     $     84     $     39
     Income taxes.......................................     5,478       10,398       12,515

                            See accompanying notes.

                             NEENAH FOUNDRY COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   YEARS ENDED MARCH 31, 1995, 1996 AND 1997
                                 (IN THOUSANDS)

1. NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     Prior to July 1, 1997, Neenah Foundry Company was one of three wholly owned subsidiaries of Neenah Corporation, a holding company with no significant assets or operations other than its holdings in the common stock of its subsidiaries. On July 1, 1997, Neenah Foundry Company merged into Neenah Corporation and the surviving company changed its name to Neenah Foundry Company (the Company).

     The Company operates in one business segment for financial reporting purposes: the manufacture of gray and ductile iron castings. The Company manufactures castings sold directly to industrial and municipal customers throughout the United States and several foreign countries either directly or through representatives. Industrial castings are custom-engineered and are produced for customers in several industries, with a concentration in the medium and heavy-duty truck components, farm equipment, and heating, ventilation, and air-conditioning industries. Heavy municipal castings include manhole covers and frames, storm sewer frames and grates, trench drain systems, tree grates and specialty castings for a variety of applications.

     Industrial castings are generally sold to large, well-established companies, with two customers accounting for 18% and 15% of net sales in fiscal 1995, 17% and 9% of net sales in fiscal 1996, and 16% and 10% of net sales in fiscal 1997. Combined receivables from these two customers totaled $4,974 and $6,651 at March 31, 1996 and 1997, respectively. Municipal castings are sold to a large number of customers. The Company's accounts receivable generally are unsecured.

     The Company has two wholly owned subsidiaries -- Neenah Transport, Inc. (Transport) and Hartley Controls Corporation (Hartley). Transport is a common and contract carrier licensed to operate in the continental United States. The majority of Transport's revenues are derived from transport services provided to the Company. Hartley designs and manufactures customized sand control systems for the foundry industry, which are sold and serviced throughout the United States and several foreign countries. Hartley and Transport each account for less than 10% of consolidated net sales, net income and total assets.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Transport and Hartley. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents, consisting principally of investments in commercial paper, totaled $11,598 and

                             NEENAH FOUNDRY COMPANY

$23,028 at March 31, 1996 and 1997, respectively. The cost of these debt securities, which are considered as "available for sale" for financial reporting purposes, approximates fair value at both March 31, 1996 and 1997. There were no realized gains or losses recognized on these securities during any of the three years in the period ended March 31, 1997.

INVENTORIES

     Inventories are stated at the lower of cost or market. Cost is determined on the last-in, first-out (LIFO) method for substantially all inventories except for supplies, for which cost is determined on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Expenditures for additions and improvements are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed as incurred.

     Depreciation for financial reporting purposes is provided over the estimated useful lives of the respective assets, using accelerated and straight-line methods. Depreciation expense includes amortization of machinery and equipment recorded under capitalized leases.

REVENUE RECOGNITION

     Revenue from the sale of castings and sand control systems is recognized upon shipment to the customer.

ADVERTISING COSTS

     Advertising costs are expensed as incurred, and amounted to $467, $527 and $524 for the years ended March 31, 1995, 1996 and 1997, respectively.

INCOME TAXES

     Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of the Company's assets and liabilities and are measured using currently enacted tax rates and laws.

FINANCIAL INSTRUMENTS

     The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at March 31, 1996 and 1997 does not differ materially from the carrying value of such instruments recorded in the accompanying consolidated balance sheets, as follows:

                                                                          MARCH 31,
                                                                     -------------------
                                                                      1996        1997
                                                                     -------     -------
    Cash and cash equivalents......................................  $10,126     $22,403
    Accounts receivable............................................   20,831      21,423
    Accounts payable...............................................   (8,124)     (8,497)
    Long-term debt.................................................     (241)       (134)

                             NEENAH FOUNDRY COMPANY

NEW ACCOUNTING STANDARDS

     The Company adopted FASB Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Assets to Be Disposed Of," and SFAS No. 123, "Accounting for Stock-Based Compensation," on April 1, 1996 and SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," on January 1, 1997. The adoption of these standards did not have any effect on the Company's consolidated financial statements. In accordance with SFAS No. 121, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The Company is required to adopt AICPA Statement of Position 96-1, "Environmental Remediation Liabilities," on April 1, 1997. The pending adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

2. INVENTORIES

     Inventories consist of the following:

                                                                          MARCH 31,
                                                                     -------------------
                                                                      1996        1997
                                                                     -------     -------
    Raw materials..................................................  $ 2,214     $ 2,017
    Work in process and finished goods.............................   13,957      14,324
    Supplies.......................................................    4,886       4,860
                                                                     -------     -------
    Inventories at FIFO cost.......................................   21,057      21,201
    Excess of FIFO cost over LIFO cost.............................   (7,733)     (7,245)
                                                                     -------     -------
                                                                     $13,324     $13,956
                                                                     =======     =======

3. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                                             MARCH 31,
                                                                           -------------
                                                                           1996     1997
                                                                           ----     ----
    Capital lease obligations............................................  $241     $134
    Less current portion.................................................   107      134
                                                                           ----     ----
                                                                           $134     $ --
                                                                           ====     ====

     The Company has a revolving credit agreement (the Agreement) with a bank that provides for borrowings up to $25,000 through July 31, 1998. Interest is payable monthly on outstanding borrowings at the bank's Reference Rate (8.25% at March 31, 1997). The Agreement contains an option that allows the Company to designate a portion (minimum of $2,000) of the borrowings to bear a fixed rate of interest for a specified period of time. Borrowings under the Agreement are unsecured and a quarterly fee is charged by the bank on the unused portion of the facility.

     The capital lease obligations consist of leases for a propane system and semi-tractors and trailers. Included in machinery and equipment is $567 and $397, and included in accumulated depreciation is $272 and $179 at March 31, 1996 and 1997, respectively, related to these capital leases.

                             NEENAH FOUNDRY COMPANY

4. NOTES RECEIVABLE FROM OWNERS

     The notes receivable from owners of $2,922 are due April 1, 1999, with interest adjusted annually to the Company's borrowing rate plus .1%. The proceeds of the notes receivable were used to purchase 1,461 shares of Company Class B common stock from other shareholders, and are secured by such common stock. These notes were repaid by the owners prior to the consummation of the plan of reorganization described in Note 10.

5. COMMITMENTS AND CONTINGENCIES

     The Company leases warehouse space, machinery and equipment, office equipment and vehicles under operating leases. Rent expense under these operating leases for the years ended March 31, 1995, 1996 and 1997 amounted to $850, $996 and $1,088, respectively. Minimum rental payments due under these operating leases for subsequent fiscal years are as follows:

    1998........................................................................  $  736
    1999........................................................................     586
    2000........................................................................     287
    2001........................................................................     115
                                                                                  ------
                                                                                  $1,724
                                                                                  ======

     The Company is involved in a number of product liability claims, none of which, in the opinion of management, is expected to have a material adverse effect on the consolidated financial statements.

     The Company is partially self-insured for workers compensation claims. An accrued liability is recorded for claims incurred but not yet paid or reported, with such accrual based on current and historical claim information. The accrual may ultimately be settled for an amount greater or lesser than the recorded amount. Adjustments of the accrual are recorded in the period in which they are determined.

     As of March 31, 1997, the Company had outstanding letters of credit in the aggregate amount of $595, which secure certain workers compensation and other obligations.

6. INCOME TAXES

     The provision for income taxes consists of the following:

                                                                YEAR ENDED MARCH 31,
                                                           ------------------------------
                                                            1995       1996        1997
                                                           ------     -------     -------
    Current:
      Federal............................................  $5,556     $ 9,147     $11,554
      State..............................................     448         666       1,016
                                                           ------     -------     -------
                                                            6,004       9,813      12,570
    Deferred.............................................   2,862       1,863        (103)
                                                           ------     -------     -------
                                                           $8,866     $11,676     $12,467
                                                           ======     =======     =======

                             NEENAH FOUNDRY COMPANY

     The difference between the provision for income taxes and income taxes computed using the statutory U.S. federal income tax rate of 35% is as follows:

                                                                YEAR ENDED MARCH 31,
                                                           ------------------------------
                                                            1995       1996        1997
                                                           ------     -------     -------
    Provision at statutory rate..........................  $7,900     $10,086     $11,307
    State income taxes, net of federal tax benefit.......     801       1,126       1,318
    Other................................................     165         464        (158)
                                                           ------     -------     -------
    Provision for income taxes...........................  $8,866     $11,676     $12,467
                                                           ======     =======     =======

     The components of the Company's deferred income tax assets and liabilities are as follows:

                                                                          MARCH 31,
                                                                     -------------------
                                                                      1996        1997
                                                                     -------     -------
    Deferred income tax liabilities:
      Tax depreciation in excess of book depreciation..............  $(5,621)    $(5,156)
      Employee benefit plans.......................................     (602)       (441)
      Other........................................................     (437)       (127)
                                                                     -------     -------
                                                                      (6,660)     (5,724)
    Deferred income tax assets:
      Inventories..................................................      560         560
      Employee benefit plans.......................................    3,316       3,128
      Accrued vacation.............................................      825         855
      Other accrued liabilities....................................      672         790
      State tax credit carryforwards...............................      676          --
      Other........................................................      289         172
                                                                     -------     -------
                                                                       6,338       5,505
                                                                     -------     -------
    Net deferred income tax liability..............................  $  (322)    $  (219)
                                                                     =======     =======
    Included in the consolidated balance sheets as:
      Current deferred income tax asset............................  $ 2,253     $ 2,325
      Noncurrent deferred income tax liability.....................   (2,575)     (2,544)
                                                                     -------     -------
                                                                     $  (322)    $  (219)
                                                                     =======     =======

     The Company has not recorded a valuation allowance with respect to any deferred tax assets at March 31, 1996 or 1997.

7. EMPLOYEE BENEFIT PLANS

DEFINED BENEFIT PENSION PLANS

     The Company sponsors two defined benefit pension plans covering substantially all hourly employees and previously sponsored a defined benefit supplemental executive retirement plan (SERP) which covered certain salaried employees. During the year ended March 31, 1997, the Company purchased nonparticipating annuity contracts to settle the vested benefit obligations under the SERP. Retirement benefits for the pension plans are based on years of credited service and defined benefit rates while retirement benefits for the SERP were based on compensation levels. The Company funds the pension plans based on an actuarially determined cost method allowable under Internal Revenue Service regulations. The SERP was unfunded.

                             NEENAH FOUNDRY COMPANY

     The following table reconciles the funded status of the plans, as of December 31, 1995 and 1996 (the Company uses a measurement date as of December
31), to the amounts included in the consolidated balance sheets at March 31, 1996 and 1997:

                                                       1996                         1997
                                             -------------------------    -------------------------
                                             UNDERFUNDED    OVERFUNDED    UNDERFUNDED    OVERFUNDED
                                                PLANS          PLAN          PLAN           PLAN
                                             -----------    ----------    -----------    ----------
Accumulated benefit obligations............    $(3,944)      $(19,805)       $(845)       $(20,150)
Effect of assumed increases in compensation
  on SERP..................................     (2,593)            --           --              --
                                               -------       --------        -----        --------
Projected benefit obligations..............     (6,537)       (19,805)        (845)        (20,150)
Plan assets at fair value (consisting
  principally of pooled investment funds
  and an investment contract with an
  insurance company).......................        697         21,110          735          22,169
                                               -------       --------        -----        --------
Projected benefit obligations less than (in
  excess of) plan assets...................     (5,840)         1,305         (110)          2,019
Unrecognized net loss (gain)...............      2,055         (1,940)          (8)         (2,966)
Unrecognized prior service cost............        259          4,833          160           4,452
Unrecognized net transition obligation
  (asset)..................................        782         (2,695)         (21)         (2,411)
Adjustment to recognize additional minimum
  liability................................       (503)            --         (131)             --
                                               -------       --------        -----        --------
Prepaid (accrued) pension obligation, at
  December 31, 1995 and December 31, 1996,
  respectively.............................     (3,247)         1,503         (110)          1,094
Contributions between January 1 and March
  31, 1996 and 1997, respectively..........          7             --           --              --
                                               -------       --------        -----        --------
Prepaid (accrued) pension obligations......    $(3,240)      $  1,503        $(110)       $  1,094
                                               =======       ========        =====        ========
Net pension asset (obligation) included in
  the consolidated balance sheets..........    $(1,737)                      $ 984
                                               =======                       =====

     Components of net periodic pension cost are as follows:

                                                               YEAR ENDED MARCH 31,
                                                          -------------------------------
                                                           1995        1996        1997
                                                          -------     -------     -------
    Service cost -- benefits earned during the year.....  $   822     $   880     $   820
    Interest cost on projected benefit obligations......    1,437       1,545       1,742
    Actual return on plan assets........................   (1,412)     (1,450)     (1,531)
    Net amortization and deferral.......................      217         203         220
                                                          -------     -------     -------
                                                          $ 1,064     $ 1,178     $ 1,251
                                                          =======     =======     =======

     As a result of the settlement of the SERP, the Company recognized a curtailment gain of $1,317 and a settlement loss of $878 during the year ended March 31, 1997. The discount rate used in estimating the projected benefit obligations and in determining the interest component of pension expense for the following year for all plans was 7.5% for all years. The annual rate of compensation increase assumed for the SERP in estimating the projected benefit obligations was 6.5% for all years. The assumed long-term rate of return on plan assets used in determining pension expense was 7.5% for all years.

                             NEENAH FOUNDRY COMPANY

PROFIT-SHARING AND SAVINGS RETIREMENT PLAN

     The Company sponsors a Profit-Sharing and Savings Retirement Plan covering substantially all salaried employees. The plan allows participants to make 401(k) contributions in an amount from 1% to 5% of their compensation. The Company matches 50% of the participants contributions. The Company may make additional voluntary contributions to the plan as determined annually by the Board of Directors. Total Company contributions amounted to $859, $891 and $915 for the years ended March 31, 1995, 1996 and 1997, respectively.

POSTRETIREMENT BENEFITS

     The Company sponsors defined benefit postretirement health care plans covering substantially all salaried employees and their dependents. Benefits are provided from the date of retirement for the duration of the employee's life up to a maximum of $1 million per individual. Retirees' contributions to the plans are based on years of service and age at retirement. The Company funds benefits as incurred.

     The following table reconciles the funded status of the postretirement benefit plans to the amounts included in the consolidated balance sheets at March 31:

                                                                        1996       1997
                                                                       ------     ------
    Accumulated postretirement benefit obligations:
      Retirees.......................................................  $2,047     $1,830
      Fully eligible active participants.............................     654        810
      Other active participants......................................   2,534      2,784
                                                                       ------     ------
                                                                        5,235      5,424
    Plan assets......................................................      --         --
                                                                       ------     ------
                                                                        5,235      5,424
    Unrecognized net gain............................................      65        243
                                                                       ------     ------
    Accrued postretirement benefit obligations.......................  $5,300     $5,667
                                                                       ======     ======

     Components of net periodic postretirement benefit cost are as follows:

                                                                   YEAR ENDED MARCH 31,
                                                                  ----------------------
                                                                  1995     1996     1997
                                                                  ----     ----     ----
    Service cost................................................  $164     $176     $193
    Interest cost on accumulated postretirement benefit
      obligations...............................................   340      361      370
    Net amortization and deferral...............................    (4)      (4)      (5)
                                                                  ----     ----     ----
                                                                  $500     $533     $558
                                                                  ====     ====     ====

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligations for both plans was 7.5% for all years, and the healthcare cost trend rate was projected to have annual increases of 8.5%. The healthcare cost trend rate assumption has a significant effect on the amounts reported. Increasing the healthcare cost trend rate by one percentage point would increase the accumulated postretirement benefit obligations as of March 31, 1997 by $1,014 and would increase postretirement benefit expense for the year ended March 31, 1997 by $131.

                             NEENAH FOUNDRY COMPANY

8. STOCKHOLDERS' EQUITY

     The Company has a Restrictive Stock Transfer Agreement with certain of its stockholders which permits the transfer of its stock held by such stockholders to permitted transferees, as defined. In the event a stockholder wishes to sell stock to a third party who is not a permitted transferee, the stock must first be offered for sale to the Company. If the Company accepts the offer of sale, the purchase price is based on a formula, as defined. The purchase price will be financed by a promissory note payable in ten equal annual installments with interest at the prime rate less 1%. The Restrictive Stock Transfer Agreement was terminated concurrently with the consummation of the plan of reorganization described in Note 10.

9. UNAUDITED QUARTERLY RESULTS

                                                          YEAR ENDED MARCH 31, 1996
                                            ------------------------------------------------------
                                            QUARTER 1      QUARTER 2      QUARTER 3      QUARTER 4
                                            ---------      ---------      ---------      ---------
    Net sales............................    $ 46,277       $ 44,454       $ 39,015       $ 37,205
    Gross profit.........................      12,976         12,243         10,199          9,902
    Net income...........................       5,325          5,024          3,839          2,954

                                                          YEAR ENDED MARCH 31, 1997
                                            ------------------------------------------------------
                                            QUARTER 1      QUARTER 2      QUARTER 3      QUARTER 4
                                            ---------      ---------      ---------      ---------
    Net sales............................    $ 44,309       $ 45,430       $ 37,815       $ 37,872
    Gross profit.........................      13,140         13,613         10,825         11,112
    Net income...........................       5,178          5,558          4,635          4,467

10. SUBSEQUENT EVENTS

     On April 30, 1997, pursuant to an Agreement and Plan of Reorganization with NC Merger Company and NFC Castings, Inc., Neenah Corporation was acquired by NFC Castings, Inc. using (i) $45,000 of cash equity contributed by NFC Castings, Inc., (ii) $45,000 of term loans borrowed under Senior Bank Facilities, (iii) proceeds from the issuance of $150,000 of unsecured Senior Subordinated Notes in a Rule 144A private placement and (iv) Company cash. The consideration for the acquisition is subject to a closing date net worth adjustment.

     On July 1, 1997 the Company issued $45 million principal amount of Senior Subordinated Notes and used the proceeds to pay the term loans borrowed under the Senior Bank Facilities.

     As described in Note 1, on July 1, 1997, Neenah Foundry Company, the principal operating subsidiary of Neenah Corporation, merged into Neenah Corporation. Transport and Hartley, wholly owned subsidiaries of the Company, fully, unconditionally, jointly and severally guarantee the Senior Subordinated Notes issued in the private placement discussed above. The following is summarized combined financial information of the wholly owned subsidiaries. Net sales includes net sales to Neenah Foundry Company of $4,181, $4,090 and $4,012 for the years ended March 31, 1995, 1996 and 1997, respectively. Separate financial statements of the guarantor subsidiaries are not sepa-

                             NEENAH FOUNDRY COMPANY
rately presented because, in the opinion of management, such financial statements are not material to investors.

                                                                         MARCH 31,
                                                                   ---------------------
                                                                    1996           1997
                                                                   ------         ------
    Current assets.............................................    $1,494         $1,867
    Noncurrent assets..........................................     1,661          1,918
    Current liabilities........................................       941          1,006
    Noncurrent liabilities.....................................       401            453

                                                                  YEAR ENDED MARCH 31,
                                                               --------------------------
                                                                1995      1996      1997
                                                               ------    ------    ------
    Net sales................................................. $9,131    $9,795    $9,971
    Gross profit..............................................  2,719     3,165     3,247
    Net income................................................    501       651       513

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.

------------------------------------------------------
TABLE OF CONTENTS

Available Information................      2
Prospectus Summary...................      3
Risk Factors.........................     15
Use of Proceeds......................     20
Capitalization.......................     21
Selected Consolidated Financial and
  Other Data.........................     22
Unaudited Pro Forma Consolidated
  Financial Information..............     25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations......................     32
Exchange Offer.......................     37
Business.............................     43
Management...........................     55
Ownership of Securities..............     58
Certain Relationships and Related
  Transactions.......................     58
Description of Senior Bank
  Facilities.........................     59
Description of Notes.................     61
Certain United States Federal Income
  Tax Considerations.................     95
Plan of Distribution.................     96
Legal Matters........................     96
Experts..............................     96
Change in Independent Auditors.......     97
Index to Consolidated Financial
  Statements.........................    F-1

UNTIL             , 1997 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                      LOGO
                              --------------------

                                   PROSPECTUS
                              --------------------
OFFER TO EXCHANGE ITS
11 1/8% SERIES D SENIOR SUBORDINATED
NOTES DUE 2007 FOR
11 1/8% SERIES C SENIOR SUBORDINATED
NOTES DUE 2007
           , 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    SEC Registration Fee....................................................  $14,420.75
    Blue Sky Fees and Expenses..............................................      *
    Printing Expenses.......................................................      *
    Accounting Fees and Expenses............................................      *
    Legal Fees and Expenses.................................................      *
    Trustee's Fees and Expenses.............................................      *
    Miscellaneous...........................................................      *
                                                                                --------
              Total.........................................................  $   *
                                                                                ========

---------------
* To be completed by amendment.

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 180.0850 to 180.0859 of the Wisconsin Statutes require a corporation to indemnify any director or officer who is a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit, arbitration or other proceeding, whether formal or informal, which involves foreign, federal, state or local law and which is brought by or in the right of the corporation or by any other person. A corporation's obligation to indemnify any such person includes the obligation to pay any judgment, settlement, penalty, assessment, forfeiture or fine, including any excise tax assessed with respect to an employee benefit plan, and all reasonable expenses including fees, costs, charges, disbursements, attorney's and other expenses except in those cases in which liability was incurred as a result of the breach or failure to perform a duty which the director or officer owes to the corporation and the breach or failure to perform constitutes: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest; (ii) a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (iii) a transaction from which the person derived an improper personal profit; or (iv) willful misconduct.

     Unless otherwise provided in a corporation's articles of incorporation or by-laws or by written agreement, an officer or director seeking indemnification is entitled to indemnification if approved in any of the following manners: (i) by majority vote of a disinterested quorum of the board of directors, or if such quorum of disinterested directors cannot be obtained, by a majority vote of a committee or two or more disinterested directors; (ii) by independent legal counsel; (iii) by a panel of three arbitrators; (iv) by affirmative vote of shareholders; (v) by a court; or (vi) with respect to any additional right to indemnification granted by any other method permitted in Section 180.0859 of the Wisconsin Statutes.

     Reasonable expenses incurred by a director or officer who is a party to a proceeding may be reimbursed by a corporation at such time as the director or officer furnishes to the corporation written affirmation of his good faith belief that he has not breached or failed to perform his duties and a written undertaking to repay any amounts advanced if it is determined that indemnification by the corporation is not required.

     The indemnification provisions of Sections 180.0850 to 180.0859 are not exclusive. A corporation may expand an officer's or director's right to indemnification (i) in its articles of incorporation or by-laws; (ii) by written agreement, (iii) by resolution of its board of directors; or (iv) by resolution of a majority of all of the corporation's voting shares then issued and outstanding.

     As permitted by Section 180.0859, the Registrant has adopted indemnification provisions in its By-Laws which closely track the statutory indemnification provisions with certain exceptions. In particular, Article VIII of the Registrant's By-Laws provides that payment or reimbursement of expenses, subject to certain limitations, will be mandatory rather than permissive.

     The Registrant maintains and has in effect insurance policies covering all of their respective directors and officers against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act of 1933.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.

     See Exhibit Index

     (b) Financial Statement Schedules.

ITEM 22.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

          (4) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (5) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under
Item 20 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (6) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (7) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (8) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (9) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Neenah, State of Wisconsin, on August 8, 1997.


                                          NEENAH FOUNDRY COMPANY

                                          By:                  *

                                            ------------------------------------
                                            Name: James K. Hildebrand
                                            Title:   Chairman and Chief
                                              Executive Officer

                               POWER OF ATTORNEY

     The undersigned hereby severally constitute and appoint Gary W. LaChey for the undersigned in any and all capacities, with the power of substitution, to sign any amendment to this Registration Statement, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the date indicated.


              SIGNATURE                               CAPACITY                       DATE
-------------------------------------   -------------------------------------   ---------------

                  *                     Chairman of the Board and Chief         August 8, 1997
-------------------------------------     Executive Officer (principal
         James K. Hildebrand              executive officer)

                  *                     Vice President and General Manager      August 8, 1997
-------------------------------------
         William M. Barrett

         /s/ GARY W. LACHEY             Vice President -- Finance, Treasurer    August 8, 1997
-------------------------------------     and Secretary (principal financial
           Gary W. LaChey                 officer)

                  *                     Vice President -- Manufacturing and     August 8, 1997
-------------------------------------     Engineering
          Charles M. Kurtti

                  *                     Director                                August 8, 1997
-------------------------------------
           David F. Thomas

                  *                     Director                                August 8, 1997
-------------------------------------
            John D. Weber

                  *                     Director                                August 8, 1997
-------------------------------------
          Brenton F. Halsey

       *By: /s/ GARY W. LACHEY
-------------------------------------
           Gary W. LaChey
          Attorney-in-fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Neeneh, State of Wisconsin, on August 8, 1997.


                                          Hartley Controls Corporation

                                          By:                  *
                                            ------------------------------------
                                            Name: James K. Hildebrand
                                            Title:  Chairman and President

                               POWER OF ATTORNEY

     The undersigned hereby severally constitute and appoint Gary W. LaChey for the undersigned in any and all capacities, with the power of substitution, to sign any amendment to this Registration Statement, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated:


              SIGNATURE                              CAPACITY                       DATE
-------------------------------------  -------------------------------------  ----------------

                  *                    Chairman and President (principal        August 8, 1997
-------------------------------------    executive officer)
         James K. Hildebrand

                  *                    Vice President and General Manager       August 8, 1997
-------------------------------------
          William J. Martin

         /s/ GARY W. LACHEY            Vice President -- Finance, Treasurer     August 8, 1997
-------------------------------------    and Secretary (principal financial
           Gary W. LaChey                officer)

                  *                    Vice President -- Human Resources        August 8, 1997
-------------------------------------
            John Z. Rader

                  *                    Director and Vice President and          August 8, 1997
-------------------------------------    Assistant Secretary
            John D. Weber

                  *                    Director                                 August 8, 1997
-------------------------------------
           David F. Thomas
                  *                    Director                                 August 8, 1997
-------------------------------------
          Brenton F. Halsey

       *By: /s/ GARY W. LACHEY
-------------------------------------
           Gary W. LaChey
          Attorney-in-fact

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Neenah, State of Wisconsin, on August 8, 1997.


                                          NEENAH TRANSPORT, INC.

                                          By:                  *
                                            ------------------------------------
                                            Name: James K. Hildebrand
                                            Title:   Chairman and President

                               POWER OF ATTORNEY

     The undersigned hereby severally constitute and appoint Gary W. LaChey for the undersigned in any and all capacities, with the power of substitution, to sign any amendment to this Registration Statement, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated:


                SIGNATURE                               CAPACITY                    DATE
------------------------------------------  ---------------------------------  ---------------
                    *                       Chairman and President             August 8, 1997
------------------------------------------    (principal executive officer)
           James K. Hildebrand
            /s/ GARY W. LACHEY              Vice President -- Finance,         August 8, 1997
------------------------------------------    Treasurer and Secretary
              Gary W. LaChey                  (principal financial officer)

                    *                       Vice President -- Human Resources  August 8, 1997
------------------------------------------
              John Z. Rader

                    *                       Director and Vice President and    August 8, 1997
------------------------------------------    Assistant Secretary
              John D. Weber

                    *                       Director                           August 8, 1997
------------------------------------------
             David F. Thomas

                    *                       Director                           August 8, 1997
------------------------------------------
            Brenton F. Halsey

         *By: /s/ GARY W. LACHEY
 ---------------------------------------
              Gary W. LaChey
             Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBITS
--------
   2.1     Agreement and Plan of Reorganization, dated November 20, 1996, by and among NFC
           Castings, Inc., NC Merger Company and Neenah Corporation.**
   2.2     First Amendment to Agreement and Plan of Reorganization, dated as of January 13,
           1997, by and among NFC Castings, Inc., NC Merger Company and Neenah Corporation.**
   2.3     Second Amendment to Agreement and Plan of Reorganization, dated as of February 21,
           1997, by and among NFC Castings, Inc., NC Merger Company and Neenah Corporation.**
   2.4     Third Amendment to Agreement and Plan of Reorganization, dated as of April 3, 1997, by and among NFC Castings, Inc., NC Merger Company and Neenah Corporation.**
   2.5     Merger Agreement, made as of July 1, 1997, by and between Neenah Corporation and
           Neenah Foundry Company.**
   2.6     Articles of Merger of Neenah Foundry Company into Neenah Corporation, dated as of
           July 1, 1997.*
   3.1     Restated Articles of Incorporation of Neenah Foundry Company.**
   3.2     By-laws of Neenah Foundry Company.**
   3.3     [Intentionally omitted].
   3.4     [Intentionally omitted].
   3.5     Restated Articles of Incorporation of Hartley Controls Corporation.**
   3.6     By-laws of Hartley Controls Corporation.+
   3.7     Restated Articles of Incorporation of Neenah Transport, Inc.**
   3.8     By-laws of Neenah Transport, Inc.+
   4.1     Indenture dated as of April 30, 1997 among NC Merger Company and United States Trust
           Company of New York.**
   4.2     Purchase Agreement dated as of April 23, 1997 among NC Merger Company, Chase
           Securities Inc. and Morgan Stanley & Co. Incorporated.**
   4.3     Exchange and Registration Rights Agreement dated as of April 30, 1994 among Neenah
           Corporation, Neenah Foundry Company, Hartley Controls Corporation, Neenah Transport,
           Inc. and Chase Securities, Inc.**
   4.4     First Supplemental Indenture, dated as of April 30, 1997 among Neenah Corporation,
           Neenah Foundry Company, Neenah Transport, Inc. and Hartley Controls Corporation and
           United States Trust Company of New York.**
   4.5     Letter Agreement, dated as of April 30, 1997 among Neenah Corporation, Neenah
           Foundry Company, Hartley Controls Corporation and Neenah Transport, Inc. and Chase
           Securities Inc. and Morgan Stanley & Co. Incorporated.**
   4.6     Form of Global Note related to the Indenture dated as of April 23, 1997.**
   4.7     Indenture dated as of July 1, 1997 among Neenah Corporation, Neenah Foundry Company,
           Neenah Transport, Inc., Hartley Controls Corporation and United States Trust Company
           of New York.**
   4.8     Purchase Agreement dated as of June 26, 1997 among Neenah Corporation, Neenah
           Foundry Company, Hartley Controls Corporation, Neenah Transport, Inc. and Chase
           Securities Inc.**
   4.9     Exchange and Registration Rights Agreement dated as of July 1, 1997 by and between
           Neenah Corporation, Neenah Foundry Company, Hartley Controls Corporation, Neenah
           Transport, Inc. and Chase Securities, Inc.**
   4.10    Form of Global Note related to the Indenture dated as of July 1, 1997.**
   5.1     Opinion of Kirkland & Ellis.*
   8.1     Opinion of Kirkland & Ellis as to federal income tax consequences.**

EXHIBITS
--------
  10.1     Master Lease Agreement between Neenah Foundry Company and Bank One Leasing
           Corporation dated December 14, 1992.+
  10.2     Agreement between Neenah Foundry Company and Rockwell International Corporation
           effective April 1, 1995. (Subject to a request for confidential treatment)**
  10.3     Letter Agreement between Neenah Foundry Company and Eaton Corporation dated April 4,
           1996. (Subject to a request for confidential treatment)**
  10.4     [Intentionally omitted].
  10.5     1996-1998 Collective Bargaining Agreement between Neenah Foundry Company and Local
           121B Glass, Molders, Pottery, Plastics and Allied Workers International Union
           AFL-CIO-CLC.**
  10.6     1995-1997 Collective Bargaining Agreement between Neenah Foundry Company and The
           Independent Patternmakers Union of Neenah, Wisconsin.**
  10.7     Credit Agreement, dated as of April 30, 1997 among Chase Manhattan Bank, N.A., NFC
           Castings, Inc. and NC Merger Company.**
  10.8     Employment Agreement dated September 9, 1994 between the Neenah Corporation Neenah
           Foundry Company, Hartley Controls Corporation, Neenah Transport, Inc. and James P.
           Keating, Jr.**
  10.9     Consulting Agreement dated September 9, 1994 between the Neenah Foundry Company and the Guarantors and James P. Keating, Jr.**
  10.10    First Amendment to Employment Agreement, dated September 9, 1994, between Neenah
           Foundry Company, Neenah Corporation, Hartley Controls Corporation and James P.
           Keating, Jr.**
  10.11    Pledge Agreement dated as of April 30, 1997, among NC Merger Company, a Wisconsin corporation, NFC Castings, Inc., a Delaware corporation.**
  10.12    Subsidiary Guarantee Agreement dated as of April 30, 1997, among each of the subsidiaries listed of NC Merger Company, a Wisconsin corporation, and The Chase
           Manhattan Bank, a New York banking corporation, as collateral agent for the secured parties.**
  10.13    Parent Guarantee Agreement dated as of April 30, 1997, between NFC Castings, Inc., a
           Delaware corporation and The Chase Manhattan Bank, a New York banking corporation, as collateral agent for the secured parties.**
  10.14    Security Agreement dated as of April 30, 1997, among NC Merger Company, a Wisconsin corporation, each subsidiary of the borrower and The Chase Manhattan Bank, a New
           York banking corporation, as collateral agent for the secured parties.**
  10.15    Form of Mortgage.**
  12.1     Statement Regarding Computation of Ratios of Earnings to Fixed Charges.**
  21.1     Subsidiaries of the Registrant.**
  23.1     Consent of Ernst & Young LLP.**
  23.3     Consent of Kirkland & Ellis (included in Exhibit 5.1).*
  24.1     Powers of Attorney (included in signature page).**
  25.1     Statement of Eligibility of Trustee on Form T-1.**
  99.1     Form of Letter of Transmittal.**
  99.2     Form of Notice of Guaranteed Delivery.**
  99.3     Form of Tender Instructions.**


---------------
 * Filed herewith
** Filed as an exhibit to the Registrant's Registration Statement on Form S-4
    (Registration No. 333-28751) and incorporated herein by reference.
 + To be filed by amendment